As filed with the Securities and Exchange Commission on April 20, 1998


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                      PRIME MOTOR INNS LIMITED PARTNERSHIP
                              (Name of the Issuer)

                      PRIME MOTOR INNS LIMITED PARTNERSHIP
                           PRIME-AMERICAN REALTY CORP.
                                  SERVICO, INC.
                       (Name of Persons Filing Statement)

                         DEPOSITARY RECEIPTS EVIDENCING

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    741563209
                      (CUSIP Number of Class of Securities)


              S. Leonard Okin                         Warren M. Knight
        Prime-American Realty Corp.                    Servico, Inc.
               P.O. Box 230                         1601 Belvedere Road
        Hawthorne, New Jersey 07507             West Palm Beach, Florida 33406
              (201) 791-6166                           (516) 689-9970

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Person Filing Statement)

                                 With Copies to:

                                                  Alison W. Miller, Esq.
      Michael G. Wolfson, Esq.                    Stearns Weaver Miller
          Brown & Wood LLP                  Weissler Alhadeff & Sitterson, P.A.
       One World Trade Center                     150 West Flagler Street
    New York, New York 10048-0557                  Miami, Florida 33130
           (212) 839-5321                           (305) 789-3500

This statement is filed in connection with (check the appropriate box):

a. |X|The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ]The filing of a registration statement under the Securities Act of 1933.
c. [ ]A tender offer.
d. [ ]None of the above.

Check  the  following  box  if  the  soliciting  materials  or  information
statement  referred  to  in  checking  box  (a)  are  preliminary   copies:  |X|

                           CALCULATION OF FILING FEE
           =========================================================
      Transaction                                                 Amount of
       Valuation*                                                Filing Fee
     $12,000,000.00                                               $2,400.00
           =========================================================

* Represents the aggregate consideration (payable in cash) for the assets of the Issuer. The amount of the filing fee, computed pursuant to Rule 0-11(c)(2) of the Securities Exchange Act of 1934, equals 1/50th of one per cent of the cash to be received by the Issuer.

|X| Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: $2,400.00
        Form or Registration No.: Preliminary Proxy Statement on Schedule 14A Filing Party: The Issuer
        Date Filed:  January 29, 1998, amended March 20, 1998

                             INTRODUCTORY STATEMENT

        This Rule 13e-3 Transaction Statement (the "Statement") is being filed by (i) Prime Motor Inns Limited Partnership (the "Partnership"), a Delaware limited partnership, (ii) Prime-American Realty Corp., a Delaware corporation that is the general partner of the Partnership (the "General Partner"), and
(iii) Servico, Inc. ("Servico"), a Florida corporation, in connection with the solicitation by the General Partner of consents of the beneficial owners of units of limited partnership interest ("Units") in the Partnership to the proposed sale (the "Sale") of all of the Partnership's 99% limited partnership interest in AMI Operating Partners, L.P., a Delaware limited partnership
("AMI"), subject to AMI's outstanding indebtedness and other obligations, to Servico Acquisition Corp. ("SAC"), a Florida corporation that is a wholly-owned subsidiary of Servico, for $12,000,000 in cash, and the dissolution and liquidation of the Partnership following the Sale (the "Liquidation"). If the Proposal is approved, the Partnership will make a payment to Martin W. Field ("Field") and/or his designees of $500,000 (the "Field Payment") as payment or reimbursement for costs, fees, expenses and expenditures that Field has paid or will pay in connection with the proxy solicitation of Davenport Management Corporation ("DMC"). The Sale and the Liquidation comprise a single integrated proposal (the "Proposal") and consents to the Proposal will constitute consent to each of the Sale and the Liquidation. The Sale will be effected pursuant to an Acquisition Agreement (the "Acquisition Agreement") dated as of November 7, 1997, as amended as of March 12, 1998, among Servico, the Partnership, the General Partner and SAC.

        Pursuant to the Amended and Restated Agreement of Limited Partnership dated as of December 23, 1986 of the Partnership, the approval of the Proposal requires the consent of Limited Partners who collectively hold the right to vote more than 50% of all Units. The payment of the Field Payment is conditioned upon approval of the Proposal. Between February 25, and March 5, 1998, Servico acquired, and has the right to vote, in excess of 50% of the Units and subsequent to April 1, 1998 Servico acquired additional Units. Servico has advised the Partnership that Servico intends to vote its Units to approve the Proposal. As a result, the Proposal will receive the required favorable vote without regard to the votes cast by any other owners of Units.

        The information contained in this Statement concerning the General Partner, including, without limitation, information concerning the background of the Rule 13e-3 Transaction (including information concerning AMI, the operations and properties of and historical financial information relating to AMI, and the efforts to arrange financing for the renewal of the franchises held by AMI), the deliberations of the Board of Directors of the General Partner in connection with Sale, and the opinion of the financial advisor to the Partnership, was supplied by the General Partner. The information in this Statement concerning Servico, including, without limitation, information concerning the opinion of Servico, with respect to the fairness of the Sale, was supplied by Servico.

        The   preliminary   proxy  statement  filed  by  the  Partnership  on  a
confidential basis, as permitted by Rule 14a-6(e)(2) under the Securities Exchange Act of 1934 (the "Exchange Act"), on January 29, 1998 and amended on March 20, 1998, in connection with the solicitation of Unitholder consent to the Proposal (the "Preliminary Proxy Statement"), is deemed to have been filed jointly (i) as a part of this Statement under Section 13(e) of the Exchange Act and Rule 13e-3 thereunder and (ii) as preliminary proxy materials under Section 14(a) of the Exchange Act and Rule 14a-6(a) thereunder. The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Preliminary Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Preliminary Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Preliminary Proxy Statement. A copy of the Preliminary Proxy Statement is attached hereto as Exhibit (d)(1).


                                    All References are (i) Unless Otherwise Indicated, to the Designated Portions of
                                    the Preliminary Proxy Statement and (ii) Where Indicated, to the Designated
Item Number and Caption             Portions of the Annual Report, which are Incorporated Herein by Reference
-----------------------             -------------------------------------------------------------------------

Item 1.  Issuer and Class of Security Subject to the Transaction.


(a)     ........................... "The Parties to the Sale--The Partnership and the General Partner."

(b)     ........................... Cover Page and "The Special Meeting--Record Date; Units Entitled to Vote."

(c)     ........................... "Market Price of, and Distributions on, the Depositary Receipts."

(d)     ........................... "Market Price of, and Distributions on, the Depositary Receipts."

(e)     ........................... Not applicable.

(f)     ........................... "Principal Holders, and Certain Transfers, of Depositary Receipts--Recent Transfers of
                                    Depositary Receipts."  See also "The Proposal--The Sale-- Background; Reasons for the Sale."

Item 2.  Identity and Background.

(a) through (g).................... "The Partnership and the General Partner," "Servico," "Directors and Executive
                                    Officers of the Partnership and the General Partner" and "Directors and Executive
                                    Officers of Servico" under "The Parties to the Sale" and "The Partnerships."

Item 3.  Past Contracts, Transactions or Negotiations.

(a) and (b)........................ "The Proposal--The Sale--Background; Reasons for the Sale" and "The Acquisition
                                    Agreement."

Item 4.  Terms of the Transactions.

(a)     ........................... "The Acquisition Agreement."

(b)     ..........................."The Proposal--The Field Payment" and "Principal Holders, and Certain Transfers, of
                                    Depositary Receipts--Recent Transfers of Depositary Receipts."

Item 5.  Plans or Proposals of the Issuer or Affiliate.

(a)     ..........................."The Proposal--The Liquidation" and "The Plan."

(b), (c) and (d)................... Not applicable.

(e), (f) and (g)..................."The Proposal--The Liquidation" and "The Plan."


Item 6.  Source and Amounts of Funds or Other Consideration.

(a)     ........................... "The Acquisition Agreement--Purchase Price" and "Principal Holders, and Certain
                                     Transfers, of Depositary Receipts--Recent Transfers of Depositary Receipts."

(b)     ........................... "The Acquisition Agreement--Expenses and Fees" and "Expected Consequences of
                                    Sale and Liquidation."

(c) and (c)........................ Not applicable.


Item 7.  Purpose(s), Alternatives, Reasons and Effects.

(a) through (c)...................."Special Considerations--A. If the Proposal is not consented to by the Unitholders" and
                                    "The Proposal--The Sale--Background; Reasons for the Sale."

(d)     ..........................."Special Considerations--B. If the Proposal is consented to by the Unitholders;" "The
                                    Proposal--The Sale--Background; Reasons for the Sale;" "Expected Consequences
                                    of Sale and Liquidation;" and "Certain U.S. Federal Income Tax Matters."

Item 8.  Fairness of the Transaction.

(a)     ........................... "The Special Meeting--Recommendations of the Board of Directors" and "Recom
                                    mendation of the Board of Directors" and "Position of Servico" under "The
                                    Proposal--The Sale."

(b)     ........................... "Background; Reasons for the Sale," "Recommendation of the Board of Directors,"
                                    "Position of Servico" and "Opinion of the Financial Advisor to the Board of
                                     Directors" under "The Proposal--The Sale."

(c)     ........................... "The Special Meeting--Vote Required."

(d)     ........................... At the time of the negotiation of the terms and conditions of the Acquisition Agree ment, neither Servico, Inc. nor SAC were affiliates of the Partnership or the General
                                    Partner.  See also "Recommendation of the Board of Directors" and "Opinion of the
                                    Financial Advisor to the Board of Directors" under "The Proposal--The Sale."

(e)     ........................... "The Proposal--The Sale--Recommendation of the Board of Directors."

(f)     ........................... Not applicable


Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

(a) through (c).................... "The Proposal--The Sale--Opinion of the Financial Advisor to the Board of Directors"
                                    and Appendix C.

Item 10.  Interest in Securities of the Issuer.

(a)     ........................... Principal Holders, and Certain Transfers, of Depositary Receipts--Principal Holdings
                                    at the Record Date."

(b)     ........................... "Principal Holders, and Certain Transfers, of Depositary Receipts--Recent Transfers of
                                    Depositary Receipts."

Item 11.  Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

         ..........................."The Proposal--The Sale--Background; Reasons for the Sale;" "The Proposal--The
                                    Field Payment" and "Principal Holders, and Certain Transfers, of Depositary
                                    Receipts-Recent Transfers of Depositary Receipts."


Item 12.  Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

(a)     ........................... "Recommendation of the Board of Directors" and "Position of Servico" under "The
                                    Proposal--The Sale."

(b)     ........................... "Recommendation of the Board of Directors" and "Position of Servico" under "The
                                    Proposal--The Sale."


Item 13.  Other Provisions of the Transaction.

(a)     ........................... "The Special Meeting-- No Appraisal Rights."

(b)     ........................... Not applicable.

(c)     ........................... Not applicable.


Item 14.  Financial Information

(a)     ........................... "Index to Financial Statements."

(b)     ........................... Not applicable.


Item 15.  Persons and Assets Employed, Retained or Utilized.

(a)     ........................... "The Special Meeting--Proxies; Proxy Solicitation."

(b)     ........................... "The Proposal--The Sale--Opinion of the Financial Advisor to the Board of Directors"
                                    and Appendix C.

Item 16.  Additional Information


        ........................... The Preliminary Proxy Statement and the Appendices thereto, and the Exhibits attached hereto, are incorporated herein by reference.


Item 17.  Material to be Filed as Exhibits.

(a)     ........................... Not applicable.

(b)(1)  ........................... Opinion of Furman Selz LLC (included as Appendix C to the Form of Preliminary
                                    Proxy Statement filed as Exhibit (d)(1)).

(b)(2)  ........................... Draft of Written Presentation of Furman Selz LLC to the Board of Directors of Prime-
                                    American Realty Corp.

(c)     ........................... Not applicable.

(d)(1)  ........................... Form of Preliminary Proxy Statement (including Appendices A, B and C thereto).

(d)(2)  ........................... Form of proxy for use by record holders of Units.

(e)     ........................... Not applicable.

(f)     ........................... Not applicable.


                                   SIGNATURES

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              PRIME MOTOR INNS LIMITED PARTNERSHIP

                              By:  Prime-American Realty Corp., General Partner


                              By:  /s/      S. LEONARD OKIN
                              ---------------------------------
                              Name:    S. Leonard Okin
                              Title:   Vice President



                              PRIME-AMERICAN REALTY CORP.


                              By:  /s/      S. LEONARD OKIN
                              ---------------------------------
                              Name:    S. Leonard Okin
                              Title:   Vice President


                              SERVICO, INC.


                              By:   /s/       DAVID BUDDEMEYER
                              ---------------------------------
                              Name:  David Buddemeyer
                              Title:    President and Chief Executive Officer

Dated:  April 20, 1998



                                INDEX TO EXHIBITS

                                                              Sequentially
Exhibit                                                         Numbered
Number                           Exhibit                          Page
-------                          -------                      -----------

(a)     ............ Not applicable.
(b)(1)  ............ Form of Opinion of Furman Selz LLC (included as
                     Appendix C to the Form of Preliminary Proxy Statement filed as Exhibit (d)(1)).
(b)(2)  ............ Draft of Written Presentation of Furman Selz LLC to the
                     Board of Directors of Prime-American Realty Corp.
(c)     ............ Not applicable.
(d)(1)  ............ Form of Preliminary Proxy Statement (including
                     Appendices A, B and C thereto)
(d)(2)  ............ Form of proxy for use by record holders of Units.
(e)     ............ Not applicable.
(f)     ............ Not applicable.


                           SCHEDULE 14A INFORMATION

         Proxy Statement Pursuant to Section 14(a) of the Securities
                    Exchange Act of 1934 (Amendment No.  )

Filed by the Registrant (X)
Filed by a Party other than the Registrant ( )

Check the appropriate box:

(X) Preliminary Proxy Statement           ( ) Confidential,   for    use   of
                                              Commission only
( ) Definitive Proxy Statement                (as  permitted  by   Rule  14a-
                                              6(e)(2))
( ) Definitive Additional Materials
( ) Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                     PRIME MOTOR INNS LIMITED PARTNERSHIP
------------------------------------------------------------------------------
               (Name of Registrant as Specified in its Charter)


______________________________________________________________________________
   (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

( ) No fee required.
(X) Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

                          CALCULATION OF FILING FEE

                                              Per Unit Price or
 Title of Each Class of  Aggregate Number of   Other Underlying   Proposed Maximum
   Securities to which   Securities to which       Value of      Aggregate Value of  Amount of Filing
   Transaction Applies   Transaction Applies    Transaction(1)     Transaction(1)       Fee(1)(2)
-----------------------  -------------------  -----------------  ------------------  ----------------
 Units of Limited
 Partnership Interest      4,000,000 Units       $12,000,000         $12,000,000          $2,400


(1) Represents the aggregate consideration (payable in cash) for the assets of the Registrant.

(2) The fee was computed in accordance with Rule 0-11(c)(2) based upon the cash to be received by the Registrant.

                      __________________________________

(X) Fee paid previously with preliminary materials:  $2,400.

(X) Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    1) Amount previously paid: $2,400
    2) Form, Schedule or Registration Statement No.: Preliminary Proxy
       Statement
    3) Filing Party: Registrant
    4) Date Filed: January 29, 1998

                         PRIME-AMERICAN REALTY CORP.
                                 P.O. BOX 230
                         HAWTHORNE, NEW JERSEY 07507


                                                               April __, 1998

To the Limited Partners and Holders of Units of Limited Partnership Interest:

    You are cordially invited to attend the Special Meeting of Limited Partners of Prime Motor Inns Limited Partnership (the "Partnership"), which will be held on May __, 1998 at 10:00 A.M., local time, at the offices of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., 150 West Flagler Street, Suite 2200, Miami, Florida 33130.

    At the Special Meeting, you will be asked to consider and vote upon the proposed sale (the "Sale") of the Partnership's 99% limited partnership interest in AMI Operating Partners, L.P., a Delaware limited partnership, subject to AMI's outstanding obligations, to Servico Acquisition Corp. ("SAC"), a Florida corporation that is a wholly-owned subsidiary of Servico, Inc., a Florida corporation, for $12,000,000 in cash, and the dissolution and liquidation of the Partnership following the Sale (the "Liquidation"), which, after payment of taxes and expenses (including the Field Payment referred to below), is expected to result in a liquidating distribution to Unitholders of between $2.61 and $2.71 per Unit. The Sale and the Liquidation comprise a single integrated proposal (the "Proposal"), and consents to the Proposal will constitute consent to each of the Sale and the Liquidation. If the Proposal is approved, the Partnership will pay Martin W. Field ("Field") or his designee of a fee of $500,000 (the "Field Payment"), which the Partnership understands represents payment of or reimbursement for fees, costs, expenses and expenditures in connection with the proxy solicitation by Davenport Management Corp. ("DMC").

    The Proposal is subject to, among other things, the consent of the holders of a majority of the units of limited partnership interest ("Units"). At March 16, 1998, the record date for the Special Meeting, Servico Inc. owned more than a majority of the Units. Servico, Inc. has advised the Partnership that it intends to vote in favor of the Proposal. As a result, the Proposal will receive the required vote of the Unitholders.

    Furman Selz LLC ("Furman Selz") has rendered an opinion to the Board of Directors of the General Partner (the "Board of Directors") that the consideration to be paid to the Partnership is fair, from a financial point of view, to the owners of Units other than Servico, Inc. AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS OF THE GENERAL PARTNER HAS UNANIMOUSLY APPROVED THE PROPOSAL AND THE FIELD PAYMENT. THE BOARD BELIEVES THAT THE TERMS OF THE PROPOSAL AND THE FIELD PAYMENT ARE FAIR TO THE PARTNERSHIP AND IN THE BEST INTERESTS OF THE OWNERS OF UNITS WHO ARE NOT INTERESTED PARTIES, AND THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSAL.

    The Proposal and the Field Payment are more completely described in the accompanying Proxy Statement. The Board of Directors urges you to review carefully the Proxy Statement and accompanying Appendices. Copies of the
Acquisition Agreement (without the Schedules thereto), among Servico, Inc., the Partnership the General Partner and SAC, the Plan of Dissolution of the Partnership and the Furman Selz fairness opinion are attached as Appendices A, B and C, respectively, to the accompanying Proxy Statement.

    Please complete, date and sign the enclosed proxy card and return it in the accompanying postage paid envelope, even if you plan to attend the Special Meeting. If you attend the Special Meeting, you may, if you wish, withdraw your proxy and vote in person. Failure to return your proxy card or vote would have the same effect as a vote against the Proposal.

                         Sincerely,

                         PRIME-AMERICAN REALTY CORP.


                         By:   _______________________________
                               S. Leonard Okin, Vice President


                    PRIME MOTOR INNS LIMITED PARTNERSHIP
                       c/o Winegardner & Hammons, Inc.
                                4243 Hunt Road
                            Cincinnati, Ohio 45242
                        _____________________________

                   NOTICE OF SPECIAL MEETING TO BE HELD ON
                                 MAY __, 1998

                        _____________________________

To the Limited Partners of, and Holders of Units of Limited
Partnership Interest in, Prime Motor Inns Limited Partnership:

    NOTICE IS HEREBY GIVEN that a Special Meeting of the Limited Partners (the "Special Meeting") in Prime Motor Inns Limited Partnership (the "Partnership"), a Delaware limited partnership, will be held on May __, 1998, 10:00 A.M., local time, at the offices of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., 150 West Flagler Street, Suite 2200, Miami, Florida 33130, to approve the proposed sale (the "Sale") of the Partnership's 99% limited partnership interest in AMI Operating Partners, L.P. ("AMI"), a Delaware limited partnership, subject to AMI's outstanding obligations, to
Servico Acquisition Corp., a Florida corporation that is a wholly-owned subsidiary of Servico, Inc., a Florida corporation, for $12,000,000, and the dissolution and liquidation of the Partnership following the Sale (the "Liquidation"). The Sale and the Liquidation comprise a single integrated proposal (the "Proposal"), and consents to the Proposal will constitute consent to each of the Sale and the Liquidation. Approval of the Proposal each requires the consent of the holders of a majority of all units of limited partnership interest ("Units").

    The Proposal is more fully described in the accompanying Proxy Statement and Appendices thereto, which form a part of this Notice.

    The General Partner has fixed the close of business on March 16, 1998 as the record date (the "Record Date") for the determination of the persons who are the beneficial owners of Units ("Unitholders") entitled to notice of, and to vote on the matters to be acted on at, the Special Meeting or any adjournment or postponement thereof. Only persons who are Unitholders on the Record Date will be entitled to notice of and to vote on the matters to be acted on at the Special Meeting or any adjournments or postponements thereof. A list of such Unitholders will be available for inspection at the offices of the Partnership at least ten days prior to the Special Meeting.

    If you plan to be present, please notify the undersigned so that identification can be prepared for you. Whether or not you plan to attend the Special Meeting, please execute, date and return promptly the enclosed proxy. Failure to return your proxy card or vote would have the same effect as a vote against the Proposal. A return envelope is enclosed for your convenience and requires no postage for mailing in the United States. If you are present at the Special Meeting you may, if you wish, withdraw your proxy and vote in person. Thank you for your interest and consideration.

                         Sincerely,

                         PRIME-AMERICAN REALTY CORP.,
                            General Partner


                         By:  ________________________________
                                Robert Familant, Secretary

April __, 1998


                     PRIME MOTOR INNS LIMITED PARTNERSHIP
                       c/o Winegardner & Hammons, Inc.
                                4243 Hunt Road
                            Cincinnati, Ohio 45242

                     SPECIAL MEETING OF LIMITED PARTNERS
                                 MAY __, 1998

                               PROXY STATEMENT
                         ___________________________

    This Proxy Statement is being furnished to holders of units of limited partnership interest ("Units") in Prime Motor Inns Limited Partnership (the "Partnership"), a Delaware limited partnership, in connection with the solicitation of proxies by Prime-American Realty Corp., a Delaware corporation, as the general partner of the Partnership (in such capacity, the "General Partner"), for use at the Special Meeting of Limited Partners (the "Special Meeting") to be held on May __, 1998, at 10:00 A.M., local time, at the offices of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., 150 West Flagler Street, Suite 2200, Miami, Florida 33130, and any adjournments or postponements thereof.

    At the Special Meeting, the Limited Partners will be asked to consider and vote on the proposed sale (the "Sale") of the Partnership's 99% limited partnership interest in AMI Operating Partners, L.P., a Delaware limited partnership ("AMI," AMI and the Partnership collectively being the "Partnerships"), subject to AMI's outstanding obligations, to Servico Acquisition Corp. ("SAC"), a Florida corporation that is a wholly-owned subsidiary of Servico, Inc., a Florida corporation, for $12,000,000 in cash, and the dissolution and liquidation of the Partnership following the Sale (the "Liquidation"), which, after payment of taxes and expenses (including the Field Payment referred to below), is expected to result in a liquidating distribution to Unitholders of between $2.61 and $2.71 per Unit. If the Proposal is approved, from the Purchase Price for the Interest the Partnership will pay Martin W. Field ("Field") or his designee of a fee of $500,000 (the "Field Payment"), which the Partnership understands represents payment of or reimbursement for fees, costs, expenses and expenditures in connection with the proxy solicitation by Davenport Management Corp. ("DMC"). If the Sale is consummated, SAC will acquire the limited partnership interest in AMI subject to all then existing indebtedness of AMI (approximately $65.6 million at the date hereof). The Sale and the Liquidation comprise a single integrated proposal (the "Proposal"), and consents to the Proposal will constitute consent to each of the Sale and the Liquidation. Persons who are the beneficial owners of Units ("Unitholders") at the close of business on March 16, 1998 will be entitled to vote on the Proposal.

    The Units are evidenced by depositary receipts (the "Depositary Receipts") which are traded on the Over the Counter Bulletin Board ("OTCBB") under the symbol "PMPI". On April __, 1998, the last reported bid price on the OTCBB for the Depositary Receipts was $__ per Depositary Receipt.

    AMI owns and operates 15 full service motor hotels (the "Inns"), eight of which are located in Maryland, five of which are located in Pennsylvania and two of which are located in Connecticut. Each of the Inns is currently franchised as a "Holiday Inn." However, see "The Proposal -- The Sale -- Background; Reasons for the Sale" for a discussion of the status of those franchises.

                    _____________________________________

        THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
        PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON
           THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN
       THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                    _____________________________________

    SEE "SPECIAL CONSIDERATIONS" ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT UNITHOLDERS SHOULD CONSIDER IN DECIDING WHETHER TO CONSENT TO THE PROPOSAL.
                    _____________________________________

    THIS PROXY STATEMENT AND THE ACCOMPANYING FORM OF PROXY ARE FIRST BEING MAILED OR DELIVERED TO THE LIMITED PARTNERS AND UNITHOLDERS ON OR ABOUT APRIL __, 1998.

                    _____________________________________

             THE DATE OF THIS PROXY STATEMENT IS APRIL __, 1998.

                              TABLE OF CONTENTS

                                                                         Page

         ---

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

STRUCTURE OF TRANSACTION  . . . . . . . . . . . . . . . . . . . . . . . .   5

THE SPECIAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
    General   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
    Matters to Be Considered  . . . . . . . . . . . . . . . . . . . . . .   7
    Recommendations of the Board of Directors   . . . . . . . . . . . . .   7
    Record Date; Units Entitled to Vote   . . . . . . . . . . . . . . . .   7
    Right to Vote   . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
    Vote Required   . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
    Effect of Abstentions   . . . . . . . . . . . . . . . . . . . . . . .   7

    Effect of Vote  . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
    Proxies; Proxy Solicitation   . . . . . . . . . . . . . . . . . . . .   8
    No Appraisal Rights   . . . . . . . . . . . . . . . . . . . . . . . .   8

SPECIAL CONSIDERATIONS  . . . . . . . . . . . . . . . . . . . . . . . . .   9

THE PROPOSAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

The Sale  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
    Summary Consequences of the Sale  . . . . . . . . . . . . . . . . . .  11
    Background; Reasons for the Sale  . . . . . . . . . . . . . . . . . .  11
    Recommendation of the Board of Directors  . . . . . . . . . . . . . .  14
    Position of Servico   . . . . . . . . . . . . . . . . . . . . . . . .  16
    Opinion of the Financial Advisor to the Board of Directors  . . . . .  17
    Regulatory Matters  . . . . . . . . . . . . . . . . . . . . . . . . .  19

The Field Payment . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

The Liquidation . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

THE ACQUISITION AGREEMENT . . . . . . . . . . . . . . . . . . . . . . . .  21
    Purchase Price  . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
    Indemnification   . . . . . . . . . . . . . . . . . . . . . . . . . .  21
    Closing Date of the Sale  . . . . . . . . . . . . . . . . . . . . . .  21
    Representations and Warranties  . . . . . . . . . . . . . . . . . . .  21
    Covenants   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
    Conditions to Consummation of the Sale  . . . . . . . . . . . . . . .  22
    Termination   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
    Survival of Representations and Warranties  . . . . . . . . . . . . .  23
    Expenses and Fees   . . . . . . . . . . . . . . . . . . . . . . . . .  23
    Other Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . .  23

THE PLAN  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

EXPECTED CONSEQUENCES OF SALE AND LIQUIDATION . . . . . . . . . . . . . .  25

THE PARTNERSHIPS  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
    Competition   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
    Employees   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

PROPERTIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

THE PARTIES TO THE SALE . . . . . . . . . . . . . . . . . . . . . . . . .  33
    The Partnership and the General Partner   . . . . . . . . . . . . . .  33
    Servico   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
    Directors and Executive Officers of  the Partnership and  the General
        Partner   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
    Directors and Executive Officers of Servico   . . . . . . . . . . . .  34
    Compensation  of  Directors and  Executive  Officers  of the  General
        Partner   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
    Legal Proceedings   . . . . . . . . . . . . . . . . . . . . . . . . .  35

MARKET PRICE OF, AND DISTRIBUTIONS ON, THE DEPOSITARY RECEIPTS  . . . . .  36

PRINCIPAL HOLDERS, AND CERTAIN TRANSFERS,
OF DEPOSITARY RECEIPTS  . . . . . . . . . . . . . . . . . . . . . . . . .  38
    Principal Holdings at the Record Date   . . . . . . . . . . . . . . .  38
    Recent Transfers of Depositary Receipts   . . . . . . . . . . . . . .  39

SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . . . . . .  40

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION  . . . . . . . . . . . . . . . . . . . . . . . .  41
    Financial Condition   . . . . . . . . . . . . . . . . . . . . . . . .  41
    Results of Operations   . . . . . . . . . . . . . . . . . . . . . . .  41
    Liquidity and Capital Resources   . . . . . . . . . . . . . . . . . .  43

CERTAIN U.S. FEDERAL INCOME TAX MATTERS . . . . . . . . . . . . . . . . .  45
    Gross Income Tax Imposed on the Partnership   . . . . . . . . . . . .  45
    Sale of Limited Partnership Interest  . . . . . . . . . . . . . . . .  45
    Liquidation of the Partnership  . . . . . . . . . . . . . . . . . . .  46
    Passive Activity Rule Consequences  . . . . . . . . . . . . . . . . .  46
    Responsibility for Final Partnership Return and Future Tax Issues   .  46
    State and Local Income Tax Matters  . . . . . . . . . . . . . . . . .  47

INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . . . . .  48

INDEX TO FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . F-1

ACQUISITION AGREEMENT (WITHOUT EXHIBITS)  . . . . . . . . . . . . . . . . A-1

PLAN OF DISSOLUTION AND LIQUIDATION . . . . . . . . . . . . . . . . . . . B-1

FAIRNESS OPINION OF FURMAN SELZ LLC . . . . . . . . . . . . . . . . . . . C-1


                                   SUMMARY

    The following is a summary of certain information contained elsewhere in this Proxy Statement. This summary does not purport to be complete and is qualified in its entirety by, and is subject to, the more detailed information incorporated by reference and contained elsewhere in this Proxy Statement and the Appendices hereto. Unitholders are urged to read the Proxy Statement and its Appendices in their entirety before voting on the matters discussed herein.

    All information contained in this Proxy Statement concerning the Partnership, AMI and the operations and properties of AMI has been furnished by the General Partner. All information contained in this Proxy Statement concerning Servico, Inc. has been furnished by, or derived from public filings made by, Servico, Inc. No person is authorized to make any representation with respect to the matters described in this Proxy Statement other than those contained herein and, if given or made, such information or representation must not be relied upon as having been authorized by the Partnership or the General Partner or any other person.

THE SPECIAL MEETING

Date, Time and Place. .    The  Special  Meeting of  Limited Partners  of Prime
                           Motor Inns Limited Partnership  (the "Partnership"),
                           a Delaware limited  partnership, will be held on May
                           __, 1998 at 10:00 A.M.,  local time, at  the offices
                           of   Stearns  Weaver   Miller  Weissler  Alhadeff  &
                           Sitterson,  P.A.,  150  West  Flagler  Street, Suite
                           2200, Miami, Florida 33130.

Record Date . . . . . .    Only beneficial owners  ("Unitholders") of  units of
                           limited  partnership   interest  ("Units")  in   the
                           Partnership  as of  the close  of business  on March
                           16, 1998 (the  "Record Date") are entitled to notice
                           of, and to vote  on matters to be  acted on at,  the
                           Special Meeting.  As of  the Record Date,  4,000,000
                           Units were outstanding, each of which will be entitled to one vote on each matter to be acted on at the Special Meeting. See "The Special Meeting--
                           Record Date."

Matters to be
  Considered  . . . . .    At the  Special Meeting,  the Limited Partners  will
                           be asked  to  consider and  vote  upon the  proposed
                           sale  (the "Sale") of  the Partnership's 99% limited
                           partnership   interest  (the   "Interest")  in   AMI
                           Operating   Partners,  L.P.   ("AMI"),  a   Delaware
                           limited  partnership, subject  to AMI's  outstanding
                           obligations    (including    $65.6    million     of
                           indebtedness  at  the   date  hereof),   to  Servico
                           Acquisition  Corp. ("SAC"),  a  Florida  corporation
                           that is a wholly-owned subsidiary of Servico,  Inc.,
                           a  Florida  corporation  (except  where  the context
                           otherwise  requires,  SAC  and  Servico,   Inc.  are
                           referred  to herein  collectively as "Servico"), for
                           $12,000,000  in  cash,   and  the   dissolution  and
                           liquidation of  the Partnership  following the  Sale
                           (the  "Liquidation"), which,  after payment of taxes
                           and  expenses  (including  the  Field  Payment),  is
                           expected to result in a liquidating  distribution to
                           Unitholders of  between $2.61  and  $2.71 per  Unit.
                           If  the  Proposal  is approved,  from  the  Purchase
                           Price  for  the Interest  the  Partnership  will pay
                           Martin  W. Field ("Field")  or his designee of a fee
                           of  $500,000  (the   "Field  Payment"),   which  the
                           Partnership  understands represents  payment  of  or
                           reimbursement   for  costs,   fees,   expenses   and
                           expenditures   in   connection   with    the   proxy
                           solicitation by Davenport Management Corp. ("DMC").

Vote Required . . . . .    Pursuant to  the Amended  and Restated  Agreement of
                           Limited  Partnership  of Prime  Motor  Inns  Limited
                           Partnership, dated  as  of  December 23,  1986  (the
                           "Partnership  Agreement"),   the  approval  of   the
                           Proposal  requires   the  consent  of  the   Limited
                           Partners  who  collectively hold  the right  to vote
                           more than  50% of all  Units.   See "Right to  Vote"
                           and   "Vote  Required"   under  the   "The   Special
                           Meeting."

                           The Partnership has been advised that, as of the Record Date, Servico owns and has the right to vote in excess of 2,000,000 Units and that Servico intends to vote its Units to approve the Proposal. As a result, the Proposal will receive the required favorable vote of the Unitholders without regard to the votes cast by any other Unitholders.

  No Appraisal Rights .    If the owners  of more than  50% of  the outstanding
                           Units consent to the Proposal, all Unitholders  will
                           be bound by such  consent (including Unitholders who
                           do not  consent).    Non-consenting Unitholders  are
                           not entitled to any rights  of appraisal or  similar
                           rights   that   may  be   available  to   dissenting
                           shareholders in a corporation. As indicated above, the Partnership has been advised that the Proposal will be consented to by Servico, the holder of more than 50% of the Units.

THE PROPOSAL

Background  . . . . . .    AMI owns and operates 15  full service motor  hotels
                           ("Inns")  operated  as  part  of  the  "Holiday Inn"
                           system.   The "Holiday Inn"  franchises for  nine of
                           the Inns were  to have expired on June 30,  1997 and
                           the  franchises  for two  other  Inns  were to  have
                           expired  on December  31,  1997.   Those  franchises
                           have been  extended  from time  to  time by  Holiday
                           Hospitality Corporation and its  affiliates ("HHC"),
                           the  franchisor  of   the  "Holiday  Inn"  name  and
                           operator  of  the "Holiday  Inn" system.   Initially
                           such  extensions  were  granted  to  enable   Prime-
                           American Realty  Corp., the  general partner  of the
                           Partnership   (in  such   capacity,   the   "General
                           Partner") and AMI  initially to  seek financing  for
                           the franchise renewal  fees and  Product Improvement
                           Programs ("PIPs")  required in  connection with  the
                           renewal   of  the   franchises.      Notwithstanding
                           efforts,   beginning  in   1995,  to   arrange  such
                           financing, the  General  Partner and  AMI have  been
                           unable  to arrange  such  financing.   Beginning  in
                           early  fall, HHC  granted  extensions to  enable the
                           Partnerships to  arrange a  transaction to  preserve
                           the  Unitholders'  investment  and the  most  recent
                           extensions of  the  "Holiday  Inn" franchises  (most
                           recently to May 9, 1998) were granted to allow  time
                           for  the  Unitholders to  consider  the  Sale.   The
                           General  Partner  believes,  based  on  negotiations
                           with HHC,  that such Inns will  be removed from  the
                           "Holiday Inn"  system if the  Sale is  not completed
                           by May  9, 1998.  The  loss of such franchises  will
                           be a default  under AMI's Priming and Mortgage Loans
                           and, because of the material  adverse effect on  AMI
                           and the  Inns, the General  Partner and  AMI believe
                           that the lenders would not waive such default.   The
                           General  Partner believes  that the  sale  of either
                           AMI or  the  Inns  is  the  only  action  that  will
                           preserve  any value  for  the Limited  Partners  and
                           that  the  Sale of  the Interest  to Servico  is the
                           best alternative that,  under the  circumstances, is
                           available  to  the Unitholders.    See  "Background;
                           Reasons for the Sale," "Recommendation of the Board of Directors" and "Opinion of the Financial Advisor to the Board of Directors" under "The Proposal-The
                           Sale."

General . . . . . . . .    The proposed Sale will be  effected pursuant to  the
                           terms  and conditions  of the  Acquisition Agreement
                           dated as  of  November  7, 1997,  as  amended as  of
                           March  12,  1998 (as  so  amended,  the "Acquisition
                           Agreement"),  among Servico,  Inc. the  Partnership,
                           the General  Partner  and  SAC.    Pursuant  to  the
                           Acquisition Agreement,  at the  Closing (as  defined
                           below), the  Partnership will  sell to Servico,  and
                           Servico  will  purchase  from  the  Partnership, the
                           Interest, subject to AMI's  outstanding obligations,
                           for $12,000,000 in cash  (the "Purchase Price"), and
                           Servico   will   make   certain   undertakings   and
                           indemnifications.    If  the  Sale  is  consummated,
                           Servico's interest  in AMI will  be subject  to, and
                           the Partnership will have no liability  with respect
                           to,  AMI's   Priming  and   Mortgage  Loans   (which
                           aggregate  approximately $65.6  million at  the date
                           of  this  Proxy Statement).    The  transactions are
                           summarized   under   "Structure  of   Transactions."
                           Under  the Plan  of Dissolution  and Liquidation  of
                           the Partnership  (the "Plan"), immediately after the
                           Closing the Partnership  will dissolve; wind up  its
                           affairs;  pay  all  entity  level  taxes,  the Field
                           Payment    and   expenses    of   dissolution    and
                           liquidation; and make a liquidating  distribution to
                           the  Unitholders (the  "Liquidation") in  accordance
                           with  the Plan,  the Partnership  Agreement and  the
                           Delaware  Revised Uniform  Limited  Partnership  Act
                           (the   "Delaware  Act"),   which   distribution   is
                           expected  to be  between $2.61  and $2.71  per Unit.
                           Copies of the Acquisition Agreement and the Plan are attached to this Proxy Statement as Appendices
                           A and B, respectively, and should be read in their entirety.

Recommendations of the
  General Partner's
  Board of Directors .     After careful consideration, the Board of  Directors
                           has determined the Acquisition  Agreement to be fair
                           to the Partnership  and in the best interests of the
                           Unitholders  who  are  not interested  parties,  has
                           unanimously approved  the Proposal, the  Acquisition
                           Agreement,  the  Plan  and  the Field  Payment,  and
                           recommends  that  the  Unitholders  consent  to  the
                           Proposal.    For   a  discussion   of  the   factors
                           considered  by  the Board  of  Directors,  see  "The
                           Proposal-The Sale--Recommendation of the Board of Directors."

Opinion of Financial
  Advisor . . . . . . .    The Board of Directors of  the General Partner  (the
                           "Board   of   Directors")   retained   Furman   Selz
                           LLC("Furman Selz")  to act  as financial advisor  to
                           the Board  of  Directors and  to  deliver a  written
                           opinion as  to the fairness  of the  Purchase Price.
                           Furman  Selz  has  delivered  its  written  opinion,
                           dated  the  date of  this  Proxy  Statement, to  the
                           Board  of  Directors  to  the  effect  that,  as  of
                           November  7,  1997   and  the  date  of  this  Proxy
                           Statement,  and  subject  to   certain  assumptions,
                           qualifications  and   limitations  stated  in   such
                           opinion,   the  Purchase  Price   is  fair,  from  a
                           financial point  of view, to  the Unitholders  other
                           than Servico,  Inc.   A copy of the  written opinion
                           of  Furman Selz,  which sets  forth the  assumptions
                           made, matters considered  and limits of  its review,
                           is attached  to this Proxy  Statement as  Appendix C
                           and  should  be read  in  its  entirety.   See  "The
                           Proposal--The   Sale--Opinion   of   the   Financial
                           Advisor to the Board of Directors."

Conditions of the Sale.    The Sale  is subject to  the satisfaction  or waiver
                           (where permissible) on  or prior to the Closing Date
                           (as defined below) of certain conditions set forth in the Acquisition Agreement. See "The Acquisition
                           Agreement--Conditions to Consummation of the Sale."

Closing Date of the
  Sale  . . . . . . . .    Unless  the Acquisition  Agreement is  terminated as
                           described below, the closing (the "Closing")  of the
                           transactions   contemplated   by   the   Acquisition
                           Agreement   will   take   place   as   promptly   as
                           practicable  after  satisfaction or  waiver  of  the
                           conditions  set forth  in the Acquisition Agreement.
                           See  "Closing Date of the  Sale" and "Conditions  to
                           Consummation  of the  Sale" under  "The  Acquisition
                           Agreement."   The  General Partner anticipates that,
                           if  the   Sale  is  approved,   the  Sale   will  be
                           consummated on or about May  __, 1998 (the  "Closing
                           Date").

Termination . . . . . .    The  Acquisition Agreement may be  terminated at any
                           time prior  to the Closing  Date, whether  before or
                           after approval  of the  Proposal, by mutual  written
                           consent of Servico  and the Partnership or by either
                           of   Servico  or   the  Partnership   under  certain
                           circumstances, including if  (i) the Closing has not
                           occurred  by  June  1,  1998  or  (ii)  the  Special
                           Meeting has  been  held  and  the  Limited  Partners
                           shall have failed  to approve the Proposal.  If  the
                           Acquisition Agreement is  terminated as a result  of
                           the  Partnership's or  the General Partner's willful
                           breach   of   their   respective    representations,
                           warranties,  or  covenants,  the   Partnership  must
                           reimburse Servico  for up to  $300,000 of  its costs
                           and  expenses  in  connection  with  the Acquisition
                           Agreement.     If  the   Acquisition  Agreement   is
                           terminated as a  result of Servico's willful  breach
                           of  its representations,  warranties, or  covenants,
                           Servico must  reimburse  the Partnership  for up  to
                           $700,000  of its  costs and  expenses in  connection
                           with the  Acquisition Agreement.  If the Partnership
                           terminates the  Acquisition Agreement other than  on
                           account  of Servico's  willful  breach  and, at  the
                           time  of  such  termination, there  is  a  competing
                           transaction,  the   Partnership  must  pay   Servico
                           $1,000,000.    See "Termination"  and "Expenses  and
                           Fees" under "The Acquisition Agreement."

Indemnification . . . .    In  the Acquisition  Agreement, Servico  has agreed,
                           subject to  certain  limitations,  to indemnify  the
                           present  officers  and  directors  of   the  General
                           Partner  and certain  other individuals  for damages
                           arising from  certain matters occurring  at or prior
                           to  the   Closing  Date.     See  "The   Acquisition
                           Agreement--Indemnification."

Certain Income
  Tax Consequence . . .    Unitholders should  consider the potential  Federal,
                           state and  local  tax consequences  to  them of  the
                           Sale and the  Liquidation.  Unitholders are urged to
                           consult their own  tax advisors concerning such  tax
                           consequences  on  their  personal  situations.   See
                           "Certain Income Tax Consequences."

                           The Partnership would have been taxable as a corporation effective January 1, 1998 if it had not elected, pursuant to Section 7704(g) of the Internal Revenue Code of 1986, as amended (the
                           "Code"), to be treated as a partnership. As a condition to such election, the Partnership agreed to pay a tax equal to 3.5% of its gross income from all active trades and businesses conducted by it (and the Partnership is deemed to conduct all active trades or businesses conducted by AMI). Based on revenues to date and prior years' experience, the General Partner believes that the tax on Partnership gross income through the expected date of closing should not exceed approximately $661,500. If the Partnership's share of the gain on the sale of the Baltimore Pikesville Inn and the Partnership's gain on the Sale were deemed to constitute gross income from an active trade or business, the tax payable by the Partnership on such gain should not exceed an additional approximately $307,200. See "Expected Consequences of Sale and Liquidation" and "Certain U.S Federal Income Tax Matters."

                           State and local income or franchise tax laws may differ from Federal income tax laws with respect to the treatment of partnerships generally or the tax treatment of the activities of the Partnership in particular. See "Certain U.S. Federal Income Tax Matters-State and Local Income Tax Matters."

Interim Operations of
  AMI and the
  Partnership . . . . .    In  the Acquisition  Agreement, the  General Partner
                           agreed that,  prior  to  the  Closing  Date  or  the
                           earlier  termination of  the Acquisition  Agreement,
                           except  as permitted  by the  Acquisition Agreement,
                           it will  use its best efforts  to cause each of  AMI
                           and the Partnership to operate  the business of  AMI
                           only in  the usual and  ordinary course  and not  to
                           engage  in   certain   actions   specified  in   the
                           Acquisition   Agreement.     See  "The   Acquisition
                           Agreement--Covenants--Interim Operations of AMI and the Partnership."

Regulatory Matters  . .    No  material  regulatory approvals  are required  in
                           order to  effect the Proposal.   See  "The Proposal-
                           The Sale-Regulatory Matters."

Interest of Parties . .    The  General Partner  and  its parent  have  entered
                           into  an agreement  with  Servico pursuant  to which
                           Servico  will  acquire  the  General  Partner's   1%
                           general partnership interest  in AMI in exchange for
                           a  five year  warrant to  acquire 100,000  shares of
                           Servico  common stock at  a price  of $18 per share.
                           The reported  closing sale  price of  Servico common
                           stock on  the New  York Stock Exchange  was $16  per
                           share  on November  6, 1997, and was  $___ per share
                           on   the  day  prior  to  the  date  of  this  Proxy
                           Statement.   No officer or  director of  the General
                           Partner   has   any  interest,   other  than   as  a
                           Unitholder, in the Sale.

THE FIELD PAYMENT

Background  . . . . . .    DMC conducted a proxy solicitation to  remove Prime-
                           American  Realty Corp.  (in its individual capacity,
                           "PARC")  as General  Partner of  the Partnership and
                           elect  itself as  the replacement  General  Partner.
                           DMC proposed  a  "Plan  of  Action"  to  dispose  of
                           certain  of the  Inns, to  refinance AMI's  existing
                           indebtedness,  to  renegotiate  the   "Holiday  Inn"
                           franchises,  and to  acquire additional  properties.
                           PARC believed that the  DMC "Plan of Action" was not
                           practicable,  did not  offer a  realistic  financial
                           alternative, and entailed the  risk of default under
                           AMI's  existing   indebtedness,  with  a   resulting
                           potential loss of the Inns  and of the  Unitholders'
                           equity.    However,  DMC's  proxy  solicitation  and
                           opposition to  the Proposal  resulted in the  market
                           price of the Units rising  above the level  implicit
                           in  the  initial  proposed  acquisition  transaction
                           with  Servico.   As  a  result,  Servico acquired  a
                           majority of the  Units and agreed to an increase  in
                           the  Purchase  Price.   In  recognition  that  DMC's
                           efforts resulted in a significant benefit for all of the Unitholders not affiliated with Servico because of both higher open market prices and the increase in the Purchase Price and that Field paid, or will pay or reimburse, various fees, costs, expenses and expenditures in connection with the DMC proxy solicitation, the Partnership has agreed to make the Field Payment.

                           The Field Payment will be made only if the Proposal is approved and only from the Purchase Price. The effect of the Field Payment is to reduce the amount distributable with respect to each Unit by 12-
                           1/2(cent(s)). The amount of the Field Payment was fixed by arm's-length negotiation and is not based upon, and will not be increased or decreased by changes in, out-of-pocket disbursements to unrelated third parties.

SPECIAL CONSIDERATIONS;
 OTHER MATTERS

Special Considerations.    See  "Special  Considerations"  for   factors  which
                           should be considered in deciding whether to approve the Proposal.

Alternative Strategy. .    If   the  Proposal   were   not   approved  by   the
                           Unitholders,   the   Acquisition   Agreement   would
                           terminate, the  "Holiday Inn" franchises  for 11  of
                           the  Inns would  terminate on  May 9, 1998,  and the
                           Partnerships would  lose the $517,000 of application
                           fees  paid  to  HHC  and  all  amounts  expended  in
                           furtherance of the Proposal.  While  the Partnership
                           would  not  have  any   liability  to  Servico   for
                           reimbursement of expenses or for  any break up  fee,
                           the loss  of  the  "Holiday  Inn"  franchises  would
                           constitute  a default under the Priming and Mortgage
                           Loans.  If  the lenders did not declare those  Loans
                           due and  payable and foreclose  on the  Inns (though
                           the General Partner believes that the  lenders would
                           accelerate  such  Loans),  AMI  would  then  seek to
                           operate   those   Inns  either   with  a   different
                           franchise  affiliation  or  without   any  franchise
                           affiliation.   The General Partner  believes that it
                           could establish franchise affiliations with other chains, but believes that those affiliations would be less advantageous to the Partnerships than the "Holiday Inn" affiliation.


                           STRUCTURE OF TRANSACTION

    Summarized below are (i) the organizational structure of the Partnership at the date of this Proxy Statement, (ii) the organizational structure of the Partnership immediately prior to the Closing and (iii) the organization structure of the Partnerships immediately following the Closing.

     (i)  At the date of this Proxy Statement:

             -------------
            |             |
            | Unitholders |
            |             |
             -------------
                  |    99% l.p. int.
             -------------                -----------
            |             |1% g.p. int.  |  General  |
            | Partnership |--------------|  Partner  |
            |             |              |           |
             -------------                -----------
                  |   99% l.p. int.           |
             -------------                    |
            |             |-------------------
            |    AMI      |         1% g.p. int.
            |             |
             -------------
                  |   100% ownership
      ----    ----   ----   ----
     |    |  |    | |    | |    |
      ----    ----   ----   ----
               Inns

(Subject to Priming and Mortgage Loans)

    (ii)  Immediately prior to Closing:

             -------------
            |             |
            | Unitholders |
            |             |
             -------------
                  |    99% l.p. int.
             -------------                -----------
            |             |1% g.p. int.  |  General  |
            | Partnership |--------------|  Partner  |
            |             |              |           |
             -------------                -----------
                  |   99% l.p. int.           |
             -------------                    | 100% stock ownership
            |             | 1% g.p. int. -------------
            |    AMI      |-------------|  AMIOP      |
            |             |             | Acquisition |
             -------------               ------------
                  |
                  |   100% ownership
      ----    ----    ----    ----
     |    |  |    |  |    |  |    |
      ----    ----    ----    ----
                  Inns

(Subject to Priming and Mortgage Loans)


   (iii)  Immediately following Closing:

 -------------                ------------
| Unitholders |              |   General |
|             |              |   Partner |
 -------------                ------------
      | 99% 1.p. int.               |
      |                             | 1% g.p. int.
      |       ---------------       |
      |      |               |      |
       ----- |  Partnership  |------
             |               |
              ---------------
                    |
                    | 100%
                    |
            -------------------
           |Cash Available for |
           | distribution to   |
           |   Unitholders     |
            -------------------



                   ----------------
                  |                 |
       -----------|  Servico, Inc.  |-----------
      |           |                 |           |
      |            -----------------            |
      | 100%                                    | 100%
      |                                         |
      |                                         |
 ---------                                -------------
|   SAC   |                              |    AMIOP    |
 ---------                               | Acquisition |
     |                                    -------------
     |                                          |
     |                99% 1.p. int.             |  1% g.p.int.
     |              ----------------            |
     |             |                |           |
      ------------ |      AMI       |-----------
                   |                |
                    ----------------
                           |
                           |   100% ownership
            ----    ----    ----    ----    ----
           |    |  |    |  |    |  |    |  |    |
            ----    ----    ----    ----    ----
                          Inns

          (Subject to Priming and Mortgage Loans)



                             THE SPECIAL MEETING

GENERAL

    This Proxy Statement is being furnished to the Unitholders in connection with the solicitation of proxies by the General Partner for use at the Special Meeting to be held on May __, 1998 at 10:00 a.m., local time, at the offices of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., 150 West Flagler Street, Suite 2200, Miami, Florida 33130, and at any adjournment or postponement thereof. This Proxy Statement, the attached Notice of the Special Meeting and the accompanying form of proxy are first being mailed to Unitholders on or about April __, 1998.

MATTERS TO BE CONSIDERED

    At the  Special Meeting, the Limited  Partners will consider and  vote on
(i) the Sale of the Interest to Servico and the Liquidation of the Partnership following the Sale, and (ii) the Field Payment. The Sale and the Liquidation comprise a single integrated proposal, and proxies in favor of the Proposal will constitute consent to each of the Sale and the Liquidation.

RECOMMENDATIONS OF THE BOARD OF DIRECTORS

    The Board of Directors has unanimously approved the Proposal and the Field Payment, having concluded that the Sale, the Acquisition Agreement and the Field Payment are fair to the Partnership and in the best interests of the Unitholders who are not interested parties. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT UNITHOLDERS VOTE FOR APPROVAL OF THE PROPOSAL.

RECORD DATE; UNITS ENTITLED TO VOTE

    The Board of Directors has fixed the close of business on March 16, 1998 as the Record Date for determining the Unitholders who are entitled to notice of, and to vote on the matters to be acted on at, the Special Meeting. As of the Record Date, 4,000,000 Units were outstanding and owned of record by 526 persons. The persons who are Unitholders on the Record Date are entitled to one vote per Unit.

RIGHT TO VOTE

    Although the Units are represented by Depositary Receipts, which trade on the Over the Counter Bulletin Board, only record holders of Depositary Receipts who have executed Transfer Applications become Substituted Limited Partners. The beneficial owners of Units are not necessarily (and in most cases are not) Limited Partners. However, pursuant to the authority of the General Partner to adopt such rules for the conduct of any meeting of Partners as the General Partner shall deem appropriate and in order to afford the beneficial owners of Units the maximum voice permissible under the Delaware Act, the beneficial owners of Units at the close of business on the Record Date (the "Unitholders") will be recognized as the persons entitled to vote on the matters to be acted on at the Special Meeting. This Proxy Statement will be forwarded, at the expense of the Partnership, to the Unitholders by record holders of Units ("Record Holders"), such as banks, trust companies, brokerage firms, dealers, clearing corporations, fiduciaries or other custodians or nominee holders, and the General Partner expects that the Record Holders will either vote in accordance with the instructions of, or will forward to the Partnership the proxy cards completed by, the Unitholders.

VOTE REQUIRED

    Pursuant to Section 803(b)(ii) of the Partnership Agreement, the General Partner may not sell or transfer the Interest without a majority vote of the Limited Partners. Pursuant to Section 1301(d) the Partnership Agreement, in absence of certain other events, the dissolution of the Partnership requires the majority vote of the Limited Partners. Accordingly, the approval of the Proposal requires the consent of the beneficial owners of more than 50% of all outstanding Units.

    As of the Record Date, Servico owns and has the right to vote in excess of 2,000,000 Units and Servico has advised the Partnership that Servico intends to vote its Units to approve the Proposal and the Field Payment. Approval of the Proposal and of the Field Payment requires only the consent of the holders of more than 50% of all outstanding Units and does not require the consent of the holders of a majority of the Units not controlled by Servico, Inc. As a result, the Proposal and the Field Payment will receive the consent of the required number of Units without regard to the votes cast by any other Unitholders.

EFFECT OF ABSTENTIONS

    For purposes of determining approval of the Proposal and the Field Payment at the Special Meeting, abstentions (including abstentions that result from the failure of a bank, broker or other nominee to cast a vote) will have the same legal effect as a vote "against" the Proposal.

EFFECT OF VOTE

    Although there does not appear to be any controlling Delaware law directly on point, Unitholders should assume that, under Delaware law, absent any material misstatement or omission in this Proxy Statement and any coercive effect of the terms of the proxy solicitation, a Unitholder who voted in favor of the Proposal would not be entitled thereafter to challenge the legality or propriety of the Sale or the Liquidation. In addition, it is likely that any challenge to the Proposal would have to be asserted as a derivative action on behalf of the Partnership, rather than as a personal action.

PROXIES; PROXY SOLICITATION

    Units represented by properly executed proxies received at or prior to the Special Meeting that have not been revoked will be voted at the Special Meeting in accordance with the instructions indicated on the proxies. Units represented by properly executed proxies for which no instruction is given will be voted FOR approval of the Proposal, but will NOT be voted for any proposed postponement or adjournment of the Special Meeting to a later date for the purpose of additional solicitation. Unitholders are requested to complete, sign, date and promptly return the enclosed proxy card in the postage-prepaid envelope provided for this purpose to ensure that their Units are voted.

    Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by
(i) duly executing a written notice of revocation bearing a later date than the proxy, or (ii) duly executing a later dated proxy relating to the same Units and delivering such notice of revocation or later dated proxy (a) in the case of Units held for the Unitholder by a Record Holder, to the Record Holder, at the address specified by such Record Holder, in time to permit the Record Holder to take appropriate action at or before the taking of the vote at the Special Meeting and (b) in the case of Units held of record by the Unitholder, to Prime-America Realty Corp., P.O. Box 230, Hawthorne, New Jersey 07507, Attention: Secretary, or hand delivered to the Secretary of the General Partner or his representative at or before the taking of the vote at the Special Meeting. In addition, a person may revoke a proxy by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy).

    If the Special Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Special Meeting all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Special Meeting (except for any proxies that have theretofore effectively been revoked or withdrawn), notwithstanding that they may have been effectively voted at a previous meeting.

    This Proxy Statement is being distributed on behalf of the Partnership by the General Partner and officers and directors of the General Partner may solicit consents of Unitholders by personal interview, telephone, telegram, mail or other means of communication. The Partnership will bear the expenses of the Special Meeting and the solicitation of Proxies. The officers and directors of the General Partner will not be additionally compensated for their solicitation of consents, but may be reimbursed for their out-of-pocket expenses incurred in connection with such solicitation. Any Record Holder that forwards soliciting material to the beneficial owners of Units held of record by such Record Holder will be reimbursed for its reasonable expenses incurred in forwarding such material.

NO APPRAISAL RIGHTS

    If the owners of more than 50% of the outstanding Units consent to the Proposal, all Unitholders will be bound by such consent (including Unitholders who do not consent). Non-consenting Unitholders are not entitled to any rights of appraisal or similar rights that may be available to dissenting shareholders in a corporation. As indicated above, Servico, the holder of more than 50% of the Units, has advised the Partnership that it intends to vote its Units to approve the Proposal and the Field Payment. All other Unitholders will be bound by such consent.


                            SPECIAL CONSIDERATIONS

    The following factors should be considered carefully by the Unitholders in connection with voting on the Proposal and the transactions contemplated thereby.

A.  IF THE PROPOSAL IS NOT CONSENTED TO BY THE UNITHOLDERS:

    1. Loss of "Holiday Inn" Franchises. The "Holiday Inn" franchises on eleven of the Inns were to have expired in 1997. HHC extended the "Holiday Inn" franchises for such Inns a number of times (most recently to March 2,
1998) to enable the General Partner and AMI to seek financing for the franchise renewal fees and the capital improvements required by the Capital Improvement Programs ("PIPs") for such Inns. However, the General Partner has not been able to arrange such financing on commercially reasonable terms. As a result, on February 12, 1998 HHC advised the General Partner that it would not renew such "Holiday Inn" franchises and on February 23, 1998 it advised the General Partner that it would not extend such franchises when they expired on March 2, 1998. HHC subsequently advised the Partnership that it would extend the "Holiday Inn" franchise for such Inns for 60 days if an application by a "viable" applicant for franchises for the six Inns that HHC was willing to keep in the "Holiday Inn" system were submitted, and the $517,000 of application fees were paid, by March 10, 1998. Because of AMI's inability to arrange financing, HHC does not consider AMI a "viable" applicant. Servico filed an application, and AMI paid the application fee (with the right to have the fee transferred to any other viable applicant in the event of a transaction more favorable to the Unitholders), by March 10 and the Inns will remain in the "Holiday Inn" system until May 9, 1998. If the Proposal were not consented to by the Unitholders, AMI would lose the "Holiday Inn" franchise for 11 of its Inns if a new applicant acceptable to HHC were not in place by May 9, 1998. Loss of the "Holiday Inn" franchise for any Inn is an event of default under AMI's Priming and Mortgage Loans, entitling the lenders to accelerate the maturity of the entire principal amount of the respective Loans. The General Partner believes, based on prior negotiations with the lenders, that the lenders would not waive such event of default. See "The Proposal-The Sale-Background; Reasons for the sale."

    2. Operation of the Inns without "Holiday Inn" Affiliation. If any Inn lost its "Holiday Inn" affiliation and the lenders did not accelerate the maturity of the Loans, AMI would be required to obtain and operate such Inn with a different affiliation or to operate such Inn without any affiliation. The General Partner believes that, without the financing for affiliation fees and capital improvements, it will be impossible to arrange a franchise affiliation for such Inn that provides benefits and market position comparable to those provided by the "Holiday Inn" affiliation. The General Partner believes that operation of the affected Inns without such affiliation could have a material adverse effect on AMI's business prospects (including on AMI's ability to pay debt service on its Priming and Mortgage Loans or provide reserves required under the Priming and Mortgage Loan Agreements) and on the market value of the affected Inns. See "The Proposal-The Sale-Background; Reasons for the Sale" and "The Partnership."

    3. Partial Liquidation of Inns. AMI sold one Inn in July, 1997, has contracted to sell a second and is seeking to sell five other Inns (although, pending the Sale, only four of the six are now listed for sale) that are either losing money or, in the opinion of the General Partner, do not produce a sufficient return to justify the expense of refranchising. HHC has required that five of such Inns be removed from the "Holiday Inn" system. Under the Priming and Mortgage Loan Agreements, the net proceeds of sale of such Inns must be applied, first, to pay the prepayment penalty on and to reduce the outstanding principal amount of AMI's Priming Loan and, after the payment in full of the Priming Loan, to reduce the unpaid principal amount of, and pay shared appreciation (if any) on, AMI's Mortgage Loan. Accordingly, such proceeds will not be available to provide funding for franchise renewal fees, capital improvements or the purchase of other properties. In addition, while AMI's property portfolio will be smaller after the sale of the Inns, many administrative expenses of AMI and the Partnership are fixed or independent of operations of the Inns and, accordingly, will not be reduced. See "The Partnership" and "Management's Discussion and Analysis of Financial Condition and Results of Operation."

    4. Maturity of Priming and Mortgage Loans. AMI's Priming and Mortgage Loans mature and are payable in full on December 31, 1999. The General Partner has been unable to arrange adequate refinancing of such Loans and, with the additional financial pressures to which many of the Inns will be subject if the Sale is not approved, as described above, does not now expect to be able to refinance such Loans at or prior to maturity. Without giving effect to the sale of any Inns and the application of net sale proceeds to reduce the outstanding principal amount of the Priming and Mortgage Loans, if there are no working capital advances outstanding under the Tranche B Loan referred to below, the principal amount of such Loans due at maturity will be $65,627,000. In addition, pursuant to the terms of the Mortgage Loan, the Mortgage lenders are entitled to receive payments based on the "shared appreciation," if any, in the value of the Inns at maturity of AMI's Mortgage Loan. See "The Proposal-the Sale-Background; Reasons for the Sale" and "The Partnership."

    5. Real Estate Risks. If AMI and the Partnership continue to own and operate the Inns, the Unitholders' investment will continue to be subject to the risks generally incident to the ownership of real estate, including those relating to the uncertainty of cash flow to meet fixed obligations, adverse changes in national economic conditions and/or local market condition, construction of new hotels and/or the franchising by HHC of competitor hotels, the availability of financing for operating or capital needs, adverse changes in governmental rules and fiscal policies, and acts of God and other matters beyond the control of the General Partner, the Partnership or AMI. In addition, there is intense competition in the geographic areas where the Inns are located.

    6. Servico Break-up Fee. Under the Acquisition Agreement, if the Agreement is terminated other than as a result of a willful breach by Servico of a representation, warranty or covenant in the Acquisition Agreement and, at the time of such termination, there exists or is proposed a competing transaction (as defined in the Acquisition Agreement), then, upon execution of the agreement for such transaction (or, if there is no agreement, upon consummation of such transaction), the Partnership is required to pay Servico $1 million.

B.  IF THE PROPOSAL IS CONSENTED TO BY THE UNITHOLDERS:

    1. Loss of Interest in the Inns. The Sale of the Interest will entirely extinguish any interest of the Unitholders in the Inns. Any future appreciation in the value of hotel properties in general, and the Inns in particular, will be enjoyed solely by Servico and its affiliates.

    2. Purchase Price. The General Partner approached a number of potential lenders to or investors in the Partnership, and a number of owners and operators of hotel properties, seeking financing for HHC franchise renewal fees and for the PIPs or sale of AMI or the Inns and did not receive any offers or commitments that it believed were advantageous to the Unitholders. In addition, Furman Selz has delivered its opinion that the Purchase Price is fair, from a financial point of view, to the Unitholders. However, there cannot be any absolute assurance that some other consideration or structure could not ultimately have been negotiated with some other party. However, since the announcement of the Acquisition Agreement through the date of this Proxy Statement, the General Partner has not been approached by any other person proposing any other transaction. See "The Proposal-The Sale-Background; Reasons for the Sale."

    3. Taxable Event. Sale of the Interest will cause the Partnership and the Unitholders to recognize in 1998 certain tax liabilities that would otherwise have been deferred or recognized only over time. However, the General Partner believes that the Partnership's tax liability with respect to the Sale and the operations of AMI through the time of Sale should not exceed approximately $968,700. Whether and to what extent any individual Unitholder will have any tax liability with respect to the Liquidation will depend on such Unitholder's cost basis in, and the holding period for, his, her or its Units. See "Expected Consequences of Sale and Liquidation" and "Certain Income Tax Considerations."

    4. Liquidation. As promptly as practicable following the closing of the Sale, the Partnership will liquidate, discharge of all of its obligations, distribute its remaining cash, terminate its registration under the Securities Exchange Act of 1934 (the "Exchange Act") and terminate its existence under Delaware law.

    5. Benefits to Others. The General Partner and Prime Hospitality, Inc. ("Prime"), which owns all of the capital stock of the General Partner, have entered into an agreement with Servico pursuant to which Servico will acquire the 1% general partnership interest of the General Partner in exchange for a five year warrant to acquire 100,000 shares of Servico common stock at a price of $18 per share (the reported closing sale price of Servico common stock on the New York Stock Exchange was $16 per share on November 6, 1997, the business day preceding such agreement, and was $____ per share on the day prior to the date of this Proxy Statement).

    Pursuant to the Priming and Mortgage Loans, the Partnership is required to have a chief executive officer. Pursuant to a consulting contract with the Partnership, S. Leonard Okin, a Vice President and Director of the General Partner, has performed for the Partnerships functions comparable to those that would customarily be performed by a chief executive officer of a corporation. Mr. Okin's consulting contract runs from year to year and, if not extended, expires on December 31, 1998. During 1998, Mr. Okin's compensation is $140,232 plus reimbursement of certain expenses (which, in 1997, amounted to $36,100). If the contract is not renewed at December 31, 1998, Mr. Okin is entitled to a severance payment of $35,058. Under the Acquisition Agreement, Servico (rather than the Partnerships) will pay the amounts due under Mr. Okin's consulting contract.


                                 THE PROPOSAL

                                   THE SALE

SUMMARY CONSEQUENCES OF THE SALE

    If  the Sale is  approved by  the Unit holders  and consummated,  (a) SAC will purchase the Interest, subject to AMI's outstanding indebtedness (amounting to $65.6 million at the date hereof) and other obligations for $12,000,000 in cash; (b) the entire equity interest in AMI, and the risks and benefits of ownership of the Inns, will belong to Servico; and (c) promptly after the Closing, the Partnership will dissolve, wind up its affairs and be liquidated. In connection with the winding up and liquidation of the
Partnership, the Partnership will pay or provide for entity level income taxes on gross income from the Sale and the operations of the Partnership in 1998 through the time of Closing, make the Field Payment, pay the expenses of dissolution and liquidation of the Partnership, and distribute the balance (expected to be approximately $2.61 to $2.71 per Unit) to the Unitholders. See "Expected Consequences of Sale and Liquidation." Following the
liquidation   of  the  Partnership,   the  Partnership  will   terminate  its
registration under the Exchange Act and terminate its existence under Delaware law.


BACKGROUND; REASONS FOR THE SALE

    The Partnership and AMI, were formed in 1986 and purchased the Inns from subsidiaries of Prime Motor Inns, Inc. (now Prime Hospitality, Inc.) ("Prime"). Initially, the Inns were leased to and managed by affiliates of Prime. When Prime and its subsidiaries filed for bankruptcy in 1990, AMI, through Winegardner & Hammons, Inc. ("W&H"), a hotel management company retained by AMI to manage the Inns, took control of the Inns and since that time has operated the Inns for the benefit of the Partners. In 1990, when AMI and W&H took control of the Inns, they found that the physical condition of the Inns, and customer satisfaction, had deteriorated seriously. As a result of the physical condition of the Inns and the level of operations at the Inns, the depressed economy in the Northeast, the depressed state of the travel and hospitality industries, and the depressed state of the real estate market, in 1991 AMI was required to write down the value of the Inns from more than $101 million to approximately $55 million. The carrying value of the Inns after that write-down was approximately $9 million less than the approximately $64 million outstanding balance of and accrued interest on AMI's mortgage loan at December 31, 1991. As an indirect consequence of the Prime bankruptcy and the operation of the Inns by Prime's subsidiaries prior to their bankruptcy, AMI filed for reorganization in a prepackaged bankruptcy in 1992. In connection with its bankruptcy reorganization, AMI and its then-existing lenders restructured and restated AMI's existing mortgage loan (as restructured, the "Mortgage Loan") and AMI and certain of its then-existing lenders entered into an additional credit facility (the "Priming Loan") to provide financing for capital improvements and repairs and to provide a working capital credit line.

    Following AMI's reorganization, AMI made approximately $13 million of improvements and refurbishments to the Inns, funded in part from Priming Loan proceeds and in part from reserves. Since completion of that capital program, in addition to ordinary maintenance and repairs, which are funded from operating revenues, AMI has made more than $7,500,000 in additional capital improvements and refurbishments, funded from reserves required therefor under the Priming and Mortgage Loan Agreements, and at December 31, 1997 had approximately $2,164,000 in reserves (referred to as "FF&E Reserves") for future improvements and refurbishments.

    As a result, in part, of increased marketing and sales promotions and the increased attractiveness of the Inns as a result of the capital improvement program and the continuing capital improvements and refurbishments, the average daily rate achieved at the Inns has increased since 1994 without material adverse effect on occupancies (see "Management's Discussion and Analysis of Financial Condition and Results of Operations"). In addition, the market for hotel properties has generally improved since the early '90s. However, approximately one-third of the Inns are "highway oriented" properties (which, in general, have lagged behind in demand, compared to midscale and urban, suburban and airport location properties) which, because they have external corridors and are older properties, have a dated appearance.

    The "Holiday Inn" franchises of ten Inns (one of  which was sold in July,
1997) were to expire on June 30, 1997 and the "Holiday Inn" franchises of an additional two Inns were to expire on December 31, 1997. Beginning in August, 1995, the General Partner began efforts to arrange financing for the costs of renewal of those "Holiday Inn" franchises, including seeking the consent of the holders of the Priming and Mortgage Loans to utilize FF&E Reserves to fund PIPs and seeking to refinance the Priming and Mortgage Loans on terms that would provide (or enable AMI to generate internally) additional financing for franchise renewals. Prior to December 31, 1995, HHC had inspected and prepared PIPs for ten of the Inns whose franchises were to expire in 1997 and, during the second quarter of 1996, prepared PIPs for the remaining two Inns. Based on those PIPs and on analyses by W&H, the General Partner estimated the cost of the capital expenditures required by the PIPs to be approximately $13,000,000, although the General Partner believed that the scope of the work and related costs would be subject to negotiation.

    During 1996 the General Partner continued its efforts to arrange financing for the franchise renewals and/or refinancing of the Priming and Mortgage Loans. At the same time, the General Partner continued its negotiations with HHC as to the scope of work required for the PIPs, entered into negotiations with contractors to minimize the costs of capital improvements, and worked with W&H to identify which capital improvements appeared to enhance the Inns' ability to compete in their markets and add value to the Inns and which capital improvements appeared to be less necessary or to add little value (although HHC has since indicated that it would not grant significant waivers of the scope of the work required by the
PIPs). The General Partner also engaged W&H to evaluate the relative benefits and costs of renewing the "Holiday Inn" franchise for each Inn, operating such Inn under other franchises that might be available, and operating such Inn without a franchise affiliation. Based on W&H's evaluation, the General Partner determined that the Inns should remain franchised as "Holiday Inns."

    In 1996, the General Partner determined to sell the Glen Burnie South and Baltimore Moravia Road Inns and in early 1997 entered into a contract for sale of the Glen Burnie South Inn (which sale was completed on July 29,
1997). In early 1997, the General Partner determined also to sell the Baltimore Pikesville, Baltimore Belmont, Frederick MD, Lancaster Rt. 501, York Market Street and Hazelton Inns, and subsequently entered into a contract for sale of the Baltimore Pikesville Inn. Those Inns are either operating at a loss or would not produce a return to the Partnership sufficient to justify the costs of renewal fees and PIPs. However, the net proceeds from the sale of the Glen Burnie South Inn were, and the proceeds from the sale of any other Inns are required to be, applied to pay the 2% prepayment penalty on, and to reduce the outstanding principal balance of, the Priming Loan and, after repayment of the Priming Loan, to reduce the out-standing principal balance of, and to pay the shared appreciation, if any, under, the Mortgage Loan. None of such proceeds will be available to finance the PIPs or franchise renewal fees (and the holders of the Priming and Mortgage Loans declined to permit the use of such proceeds for such purpose or for the acquisition of other properties).

    Beginning in December, 1996, and continuing through the early Spring of 1997, the General Partner received correspondence from Dilworth, Paxson, Kalish & Kaufman LLP (now Dilworth Paxson LLP) ("DP"), a law firm purporting to represent five Unitholders. In that correspondence, DP broadly charged PARC with breaches of fiduciary duty and gross negligence by reason of an alleged failure to oversee W&H, as manager of the Inns, and to make adequate provision for the PIPs and requested that the management agreement with W&H be terminated or renewed only on a short term basis. The letters threatened filing of a derivative action on behalf of the Partnership in the event these matters were not resolved to the satisfaction of the five Unitholders and also requested a meeting with the General Partner to discuss these and other matters relating to the Partnership.

    In subsequent correspondence, DP stated that its clients were considering making a tender offer for the Units and requested that additional information be provided to such clients. The General Partner declined to provide any non-public information in the context of a tender offer, but did offer to meet with the clients to discuss the operations and conditions of the Partnerships. In May, 1997, the General Partner met with Jerome Sanzo and members of DP. Mr. Sanzo stated that he did not have any interest in suing the General Partner and was not then considering a tender offer, but did want the General Partner to support a transaction in which one or more persons (including persons who were not then Unitholders) would contribute capital and/or properties of the Partnership in exchange for an equity interest in the Partnerships. Mr. Sanzo expressed the view that, with the additional resources and some restructuring of its operations, the Partnership could become a growing active real estate business. The General Partner stated that, while it could not commit to support any proposed transaction without knowing the terms of the transaction (particularly since the transaction summarized by Mr. Sanzo appeared to involve dilution of the interest of the non-contributing Unitholders), it would not impede presentation to the Unitholders of any proposal that Mr. Sanzo and his associates chose to make.

    In June, 1997, the General Partner requested that HHC extend the franchise agreements expiring on June 30, 1997 to enable the General Partner and AMI to continue to seek financing for the PIPs and the franchise renewal fees. In consideration of a $125,000 payment by AMI of franchise renewal fees, HHC agreed to extend the franchise expirations for the ten Inns to July 31, 1997 (which was subsequently extended to August 29, 1997) and prepared revised PIPs.

    Through June, 1997, the General Partner had not received any acceptable financing proposals. The holders of the Priming and Mortgage Loans had indicated that they were not interested in providing any of the required financing (and subsequently indicated that they would not permit the FF&E Reserves to be utilized to finance the PIPs), and were not agreeable to the refinancing proposals by the General Partner that called for a discount on the Priming and Mortgage Loans. The General Partner (acting directly in the name and on behalf of AMI, and not through or with the assistance of any financial advisor) approached a number of investment banks and financial institutions recognized for arranging or providing real estate financing (including through securitization of loan portfolios), including CS First Boston, Lehman Brothers, Donaldson, Lufkin & Jenrette, Nomura Asset Capital, General Electric Capital Corporation, GIAC (an affiliate of HHC), Prime, General Motors Acceptance Corporation, Winston Hotels, Inc., Mass Mutual, Foothill Capital, United Capital Corp., Deutsche Morgan Grenfell, Inc., Interstate Properties and HFS Franchising. A number of those institutions were not interested in considering a financing transaction. While some of those institutions were willing to propose financing transactions, in each case the amount of financing that the institution was prepared to consider arranging or providing was significantly below the outstanding balance of the Priming and Mortgage Loans and did not provide any financing for the PIPs. In addition, most of the proposals received were contingent upon the Priming and Mortgage Loans being purchased or refinanced at a discount and required that the new lenders receive a substantial equity interest in the Partnership or AMI. The General Partner believed that such proposals were disadvantageous to the Unitholders. The General Partner also received a number of proposals to assist or advise the Partnership in proposals for the sale of interests in, or assets or operations of, AMI and/or to restructure AMI and the Partnership. However, none of those proposals provided any evidence of the terms or sources of any financing or any indication of interest by any party in proceeding with (much less a commitment of any party to complete) a transaction.

    On June 20, 1997, the General Partner received a communication from DP stating it had been authorized by Unitholders holding 25% of the Units to request a Special Meeting to remove PARC as General Partner and to elect a new General Partner. The General Partner and DP first planned to hold the Special Meeting on August 19, 1997 and then rescheduled the Meeting for November 5, 1997. The Notice of Meeting for the November 5 Special Meeting, mailed in September, 1997, called for the removal of PARC, as General Partner and the election of DMC, a corporation owned and controlled by Jerome Sanzo, as the substitute General Partner. On October 29, 1997, at the request of DMC, the November 5, Special Meeting was postponed to a date to be determined in the future.

    In August, 1997, HHC advised the General Partner that it did not desire to renew the franchises of five Inns that were to expire in 1997 (all of which were Inns that the General Partner had theretofore determined to sell). HHC also indicated its unwillingness to extend the expiration of the franchises if the General Partner and AMI could not provide realistic plans for financing the PIPs and the franchise renewal fees. HHC extended the time within which the General Partner and AMI must present such plans, first to September 19, then to September 30, October 15, and November 14, 1997. AMI submitted a plan for the completion of the PIPs (including the improvements to be made and the schedule therefor) and the sale of seven of the Inns (including six whose Holiday Inn franchises were to expire in 1997 and one whose franchise expires on December 31, 2001). The cost of the PIPs for the remaining five Inns whose franchises were to expire in 1997 was estimated to be approximately $7,500,000. In addition, AMI would be required to pay franchise renewal fees of approximately $438,500 ($500 per room), for renewal of the "Holiday Inn" franchises for the five Inns that were to be retained whose franchises were to expire in 1997.

    In response to HHC's reluctance to provide further extensions of expiring "Holiday Inns" franchises without a firm financing plan, commencing in August, 1997 the General Partner accelerated its efforts to arrange financing for the PIPs and the franchise renewal fees or to enter into another transaction (including the sale of Inns) to preserve and protect the interests of the Unitholders. Among other things, the General Partner solicited proposals from each party that had approached the General Partner with proposals to provide financing to, or acquire interests in, the Partnership, or to acquire assets or operations of AMI. Among the persons approached were DMC, CS First Boston, Bristol Hotels & Resorts, H.I. Development Corp., InterGroup Corporation, GIAC and Prime. On September 26, 1997 Servico made, and on September 29, 1997 publicly announced, an offer to acquire the Interest. No other complete offers or proposals were submitted (nor was there any proposal that contemplated a price, or return to the Unitholders, as high as that provided by the Servico offer). After receipt of the Servico offer, the General Partner retained Furman Selz as financial advisor. After extensive analysis of the alternatives (including the possible operation of the Inns under a different franchise or without a franchise affiliation; the feasibility of disposing of less profitable properties, and enhancing the financial position of the Partnerships, within the Partnerships' time constraints; the likelihood of obtaining financing, within the Partnerships' time constraints, through the parties who had, in effect, proposed acting as brokers to find lenders or investors; and the possibility of renegotiating the terms of, and/or negotiating amendments of or waivers under, the Priming and Mortgage Loans), and of the Servico offer, including discussions with Furman Selz and counsel to the Partnership, the General Partner began negotiations with Servico. While the General Partner believed that improvements had been made in the physical condition and attractiveness of the Inns, the market position and competitiveness of the Inns and the financial condition and results of operations of AMI, the General Partner determined that financing was not available on acceptable terms to take the actions necessary to preserve the Unitholders' interest in the Inns.

    The General Partner and counsel to the Partnership engaged in extensive and detailed negotiations with Servico and its counsel with respect to the terms and conditions of the transaction and the proposed Acquisition Agreement. Among the subjects of negotiation were price, the expense reimbursements, the break-up fee, the indemnities and representations and warranties. Following the conclusion of such negotiations, the General Partner approved the terms and conditions of, and executed and delivered, the Acquisition Agreement. Thereafter, at the request of Servico and the General Partner, HHC extended the franchises that were expiring in 1997 to December 26, 1997 and then to January 6, 1998, February 9, 1998 and, most recently, March 2, 1998 in order to allow time for the Unitholders to consider the Sale.

    In November, 1997 DMC requested that the theretofore-postponed Special Meeting be called, and DMC and the General Partner agreed on January 29, 1998 as the meeting date. In late December, 1997, DMC distributed a proxy statement in which it solicited proxies for, among other things, the removal of PARC as General Partner and the election of DMC as the replacement General Partner. DMC's proxy statement also proposed a "Plan of Action," including,
(i) the renegotiation or refinancing of the Priming and Mortgage Loans, (ii) the renegotiation of the "Holiday Inn" franchises and (iii) the sale of underperforming Inns and the acquisition of additional properties. The General Partner believed that some elements of the DMC "Plan of Action" were already in place and other elements were neither practicable nor realistic.

    Shortly before the January 29, 1998 Meeting, the principal lender under the Priming and Mortgage Loans advised the General Partner that removal and replacement of the general partner of the Partnership or AMI without the consent of the lenders under the Priming and Mortgage Loans would constitute an event of default and that "while (the principal lender has) not made a final determination, based upon the information regarding the identity and background of the proposed substitute general partner received to date, we would not at this time grant such consent." By letter dated January 28, 1998, counsel to the Partnership advised DP that it believed that the Special Meeting should not be held until DMC's proxy statement had been supplemented to disclose the position of such lender or otherwise to remove the threat to the Unitholders. DP advised counsel to the Partnership that, the Meeting having been called and the Meeting being imminent, there was no way to advise Unitholders of a change of schedule prior to the meeting time and no mechanism for rescheduling the Meeting except by convening the Meeting and adjourning the Meeting to a later date. DP proposed that the Meeting be convened, that Jerome Sanzo, the President of DMC, make a brief statement, and that the Meeting then be adjourned.

    At the meeting on January 29, it was reported that the holders of approximately 71% of the Units had submitted proxies to DMC to remove PARC as General Partner and that holders of approximately 63% of the Units had submitted proxies to admit DMC as the replacement General Partner. Since removal of PARC as General Partner required the consent of the holders of more than 80% of the Units and the election of DMC as the replacement General Partner was conditioned on, among other things, the removal of PARC, the DMC proposals would not have been adopted at that time. Following a statement on behalf of the Partnership, a statement by Mr. Sanzo and discussion by those Unitholders present, the Meeting was adjourned without action to February 24, 1998. Following the adjournment of the Meeting, DMC supplemented its proxy statement and continued its solicitation of proxies. At the February 24 Meeting, the vote was substantially unchanged and the meeting was again adjourned to a date to be determined.

    On February 12, 1998 HHC advised the General Partner that, as a result of AMI's failure timely to accept the license agreements offered by HHC in July 1997 to renew AMI's "Holiday Inn" franchises that were to expire in 1997, HHC had withdrawn the offer. On February 23, 1998, HHC advised the General Partner that it would not extend such franchises when they expired on March 2, 1998. HHC subsequently advised the Partnership that it would extend the "Holiday Inn" franchises for such Inns for 60 days if an application by a "viable" applicant for franchises for the six Inns that HHC was willing to keep in the "Holiday Inn" system were submitted, and application fees in the amount of $517,000 were paid, by March 10, 1998. Because of AMI's inability to arrange financing, HHC does not consider AMI a "viable" applicant. Servico filed an application, and AMI paid the application fees (with the right to have the fee transferred to any other viable applicant in the event that a transaction more favorable to the Unitholders were subsequently proposed), prior to March 10 and the Inns will remain in the "Holiday Inn" system until May 9, 1998.

    Beginning  in  late February,  Servico  made  open  market and  privately negotiated purchases of Units at prices ranging from $2.4375 to $3.50 per Unit and, as of the Record Date, owns and has the right to vote in excess of 2,000,000 Units. Servico then agreed to amend the terms of the Acquisition Agreement to provide that (a) the Purchase Price be increased from $8,000,000 to $12,000,000 and (b) Servico bear the expense of Leonard Okin's consulting contract with the Partnerships and the General Partner, rather than entering into a separate Consulting Agreement with Mr. Okin. In early April 1998, Servico purchased 441,500 Units held by Field and certain related or associated persons for $3.50 per Unit. See "Principal Holders, and Certain Transfers, of Depositary Receipts-Recent Transfers of Depositary Receipts." In connection with those transactions, the Partnership agreed to make the Field Payment and all parties agreed to exchange mutual releases (the forms of which are being completed).

RECOMMENDATION OF THE BOARD OF DIRECTORS

    In reaching its original conclusion to approve the Sale, the Board of Directors considered a number of factors. The material factors considered by the Directors, all of which weighed in favor of approving the Sale and the Acquisition Agreement, were the following:

    (i) the business prospects of AMI, particularly in light of (a) the inability of the General Partner to refinance the existing debt of AMI or to arrange financing for the franchise renewal fees and the PIPs for the Inns with expiring franchises, (b) the possible loss of "Holiday Inn" franchises for as many as eleven of the Inns, (c) possible default under the Priming and Mortgage Loans and (d) the prospects of operating some of the Inns without any national franchise affiliation, all of which suggested to the Directors that continued ownership and operation of the Inns was likely to be less beneficial to the Unitholders than sale of the Interest;

    (ii) the terms and conditions of the Acquisition Agreement, including the then $8,000,000 purchase price for the Interest, which the Directors determined were fair to the Unitholders;

    (iii) the alternatives to the Proposal, including the direct and indirect relative costs and benefits of (a) continuing to have the General Partner operate AMI, (b) removing or approving the withdrawal of PARC and election of a replacement General Partner and/or (c) selling some or all of the Partnership's assets in one or more transactions with other third-party purchasers, all of which the Directors thought, based on the experience of the General Partner, were impracticable and raised the risk of default under the Priming and Mortgage Loans and loss of the "Holiday Inn" licenses, with the resultant risk of loss of the Inns and the Unitholders' investment; and

    (iv) the valuation analyses performed by Furman Selz, on the basis of trading comparables, precedent transactions and discounted cash flow.

    In its original evaluation of the Proposal, the Board of Directors was cognizant of the fact that the transaction as then structured contemplated S. Leonard Okin, a Director of the General Partner, entering into a Consulting Agreement with Servico and that, as a result, Mr. Okin could have a personal financial interest in the Sale being approved. Mr. Okin recused himself from the Board's discussion of the Proposal, and the terms and conditions of the Acquisition Agreement, with Furman Selz and counsel. The disinterested Directors unanimously approved the Proposal and resolved to recommend that the Unitholders vote for the Proposal.

    In reaching its conclusion to approve the revised terms of the Sale, the Board of Directors considered, in addition to the foregoing factors (which it determined still to be applicable), the following factors:

    (a) the market price of the Units, which, except during the time that Servico was actively in the market purchasing Units, was below the per Unit value of the increased Purchase Price (although, because the Directors believed that the trading price for Units was not necessarily indicative of the value of the Interest, the market price of the Units was not a factor to which the Directors attached significant weight);

    (b) the increase in the Purchase Price to $12,000,000, which the Directors determined enhanced the benefits of the transaction to the Unitholders;

    (c) the fact that if the Interest or the Inns were not sold to an applicant acceptable to HHC by May 9, 1998, the "Holiday Inn" franchises for 11 Inns (and the $517,000 of application fees) would be lost and those Inns would have to operate under different franchises or without franchise affiliations, which the Directors felt made AMI's business prospects, and the value of the Inns, much more uncertain, and the Sale of the Interest more necessary to preserve the Unitholders' equity;

    (d) the advice of Furman Selz that, at the dates and subject to stated assumptions, qualifications and limitations, the Purchase Price is fair, from a financial point of view, to the Unitholders other than Servico, Inc.; and

    (e) the fact that subsequent to the time of the announcement of Servico's offer to purchase the Interest there had not been any competing offers, proposals or expressions of interest in acquiring the Interest or the Inns or any other acquisition or financing transaction, which led the Directors to conclude that the opportunities for any other transaction or strategy to preserve Unitholder value were conjectural.

    In reviewing the revised terms of the Sale, the Directors were cognizant of the fact that the price paid by Servico for a substantial number of Units was in excess of the per Unit value of the Purchase Price. The Directors felt, however, that, under the circumstances of the Partnership, both the original $8,000,000 purchase price for the Interest and the increased Purchase Price were fair to the Unitholders not affiliated with Servico. The Directors determined that the price paid in open-market or privately negotiated transactions was not necessarily indicative of the value the Interest (particularly in the Partnership's circumstances).

    The Directors were also cognizant of the fact that, since Servico controls a majority of the Units and had advised the General Partner that it intended to vote in favor of the Proposal, the Proposal would be approved without regard to the vote of Unitholders other than Servico. The Board noted that Servico was merely exercising the voting rights granted to it by the Partnership Agreement as a Unitholder and by Delaware partnership law. The Directors felt that it was in the nature of majority rule that the minority would be bound by the action of the majority and Servico's majority position did not, of itself, call in question the procedural fairness of the Proposal. The Board also concluded that, even if the inability of Unitholders not affiliated with Servico to affect the vote were deemed to be procedurally unfair, Servico's ability to control the vote did not alter the substantive fairness of the terms of the Proposal or whether the Proposal was in the best interest of the Unitholders who are not interested parties.

    The Directors also determined that the DMC proxy solicitation had contributed to the enhancement in Unitholder value, both through higher open market prices and through the enhanced Purchase Price. In addition, the Directors determined that it was more likely that the Sale could be concluded promptly and without substantial additional expense if Field's costs, fees, expenses and disbursements were reimbursed and DMC's contribution was recognized, which was in the best interests of the Partnership and the Unitholders.

    The Board of Directors unanimously determined, in light of the factors that it considered, that the Proposal is fair to, and in the best interests of, the Unitholders who are not interested parties. Except as indicated above, the Board of Directors did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE PROPOSAL AND RECOMMENDS THAT THE UNITHOLDERS VOTE "FOR" APPROVAL OF THE PROPOSAL.

    S. Leonard Okin, a  Vice President and  Director of the General  Partner,
owns 1,000 Units.   Mr. Okin has  advised the Partnership that  he intends to
vote his Units in favor of the Proposal.

POSITION OF SERVICO

    Servico has advised the Partnership as follows:

    "Servico believes that the proposed sale of the Interest by the Partnership to Servico pursuant to the Acquisition Agreement is fair to the unaffiliated Unitholders. At the time the Acquisition Agreement was entered into, Servico was not an affiliate of the Partnership. The terms of the Acquisition Agreement were reached after bona fide arms-length negotiations between Servico and the Partnership. As negotiated by the Partnership, the Acquisition Agreement permitted the Partnership to terminate the Acquisition Agreement upon payment of a break up fee, if a proposal for a Competing Transaction, as defined, was received by the Partnership.

    "Since the public announcement of the Acquisition Agreement, no party has approached the Partnership regarding a Competing Transaction that would result in consideration payable to the Unitholders in excess of that which would be received under either the terms of the original Acquisition Agreement (which called for an $8 million payment for the Interest) or the amended Acquisition Agreement (which calls for a $12 million payment). The only "proposal" received was the proposal of DMC, which would not have resulted in any payment to the Unitholders and, in the view of Servico, potentially could have resulted in the diminution or entire loss of the Unitholder's equity. Indeed, the DMC "proposal" for the removal of the Partnership's general partner would have required the consent of the Partnership's lender under the Partnership's $63 million of outstanding indebtedness and the lender advised the Partnership that, based on the information available to it regarding DMC, the lender would not consent to the removal. Thus the proposal could potentially have resulted in a default under the terms of the Partnerships' debt and, as previously reported by the Partnership and disclosed by DMC, neither had been successful in obtaining any commitment to refinance the Partnership's debt. Accordingly, any such removal could have resulted in a foreclosure by the lender resulting in a complete loss of the Partnership's equity in the Inns.

    "Further, subsequent to the execution of the original Acquisition Agreement, HHC advised the Partnership that it would no longer extend the expiration of AMI's Holiday Inn franchises beyond March 10, 1998 unless an application was filed by a "viable" applicant. Servico believes that the loss of those franchises would have had a catastrophic effect on the operations of the Partnership and the inherent values of the Inns.

    "In order to preserve the benefits that it was to receive under the terms of the Acquisition Agreement, Servico acquired in excess of 50% of the Partnership's outstanding Units in open market and privately negotiated transactions at prices ranging between $2.4375 and $3.50 per Unit and filed the required applications with HHC. As a consequence, the Partnership was able to avoid a possible default under its loan and the termination of the Holiday Inn franchises.

    "Notwithstanding that the price received by the Unitholders who sold in privately negotiated transactions was higher than the amount to be received by Unitholders pursuant to the Proposal, Servico believes that the proposed transaction is fair to the unaffiliated Unitholders by virtue of (a) the historical market price of the Units (the Units were trading at less than $1.00 at the time Servico first approached the Partnership with respect to pursuing a transaction) and the current market value ($2.125 at April 14,
1998), (b) the negative net book value of the Partnership per Unit at December 31, 1997, (c) the going concern value of the Partnership (which Servico believes is not in excess of the Purchase Price), (d) the liquidation value of the Partnership (which Servico believes is not in excess of the Purchase Price), (e) the fact that the Partnership does not have the funds required to make the improvements required to maintain its franchises and has not been successful in refinancing its indebtedness, (f) the fact that the Partnership's outstanding indebtedness matures in 1999, (g) the fact that, to Servico's knowledge, no other person or entity has made any firm offer during the preceding 18 months for a merger or sale of all or substantially all of the Partnership's assets or to purchase a controlling interest in the Partnership and (h) the future prospects and negative impact of the loss of the Holiday Inn franchise if the transaction does not go forward.

    "While Servico, as the holder of a majority of the Units, is in a position to control the outcome of the vote on the Proposal, Servico believes that the exercise by it of the vote granted to it by the Partnership's partnership agreement and Delaware partnership law does not make unfair what is otherwise a fair transaction.

    "In reaching its conclusion that the proposed transaction is fair to the unaffiliated Unitholders, Servico has taken into account, among other things, the reported financial statements of the Partnership, the analyses of Furman Selz, and its own experience as an operator of hotel properties, but it has not prepared any appraisals of the Inns or any forecast of the liquidation value of AMI or the Partnership."

    Servico has advised the Partnership that it intends to vote its Units in favor of the Proposal and that it recommends that the Unitholders vote for approval of the Proposal.

OPINION OF THE FINANCIAL ADVISOR TO THE BOARD OF DIRECTORS

    Furman Selz was retained by the Board of Directors of the General Partner to render an opinion (the "Fairness Opinion") to the Board of Directors as to the fairness, from a financial point of view, of the Purchase Price to the Unitholders. Furman Selz is an internationally recognized investment banking firm which, as a part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In addition, individuals at Furman Selz who have responsibility for the advisory assignment are familiar with, and recognized experts on, the hospitality industry and, having advised AMI with respect to its prepackaged bankruptcy in 1992, were familiar with the Partnership's properties and operations. The Partnership has agreed to pay Furman Selz a fee of $200,000 and to indemnify Furman Selz against claims arising from its acting as financial advisor to the General Partner, other than claims arising from Furman Selz' gross negligence or willful misconduct. An affiliate of Furman Selz is a holder of notes under AMI's Priming Loan and Mortgage Loan, but, as a holder of a minority position, was not involved in any of the negotiations with the General Partner described under "Background; Reasons for the Sale" above.

    On the date of this Proxy Statement, pursuant to the General Partner's request, Furman Selz delivered its written opinion to the Board of Directors of the General Partner to the effect that, as of November 7, 1997, the date of the execution and delivery of the Acquisition Agreement, and the date of this Proxy Statement, the Purchase Price is fair, from a financial point of view, to the Unitholders other than Servico, Inc. Furman Selz has consented to the use of its name and the Fairness Opinion in this Proxy Statement.

    The summary of the opinion of Furman Selz set forth in this Proxy Statement is qualified in its entirety by reference to the full text of such opinion, a copy of which is attached hereto as Appendix C and incorporated herein by reference. Unitholders are urged to read the opinion in its entirety for assumptions made, procedures followed, other matters considered and limits of the review by Furman Selz. In arriving at its opinion, Furman Selz made its determination as to the fairness of the consideration based on the foregoing and on the amount of the Purchase Price, the financial terms of the Acquisition Agreement and the financial and comparative analyses described below.

    Furman Selz's opinion was prepared for the Board of Directors of the General Partner and is directed only to the fairness, from a financial point of view as of November 7, 1997 and the date of this Proxy Statement, of the Purchase Price and the financial terms of the Acquisition Agreement to the Partnership and the Unitholders. Furman Selz's Fairness Opinion does not constitute a recommendation to any Unitholders as to how to vote at the Special Meeting. In addition, Furman Selz was not asked to opine as to, and its opinion does not address, the underlying business decision of the Board of Directors to proceed with or to effect the Sale.

    In connection with rendering its opinion, Furman Selz among other things: (i) reviewed the Acquisition Agreement as executed and delivered by the parties; (ii) reviewed the Partnership's Annual Reports on Form 10-K for the fiscal years ended December 31, 1996, and December 31, 1997; (iii) reviewed certain operating and financial information, including projections, provided to Furman Selz by the General Partner relating to the Partnership's business and prospects (the "Projections"); (iv) reviewed the financial terms of the Priming and Mortgage Loans; (v) met with certain members of the General Partner's senior management to discuss the operations, historical financial statements and future prospects of AMI and the Inns; (vi) spoke with certain employees of W&H familiar with the operations and prospects of the Inns; (vii) reviewed the historical prices and trading volumes of the Units; (viii) reviewed publicly available financial data and stock market valuations of companies that it deemed generally comparable to the Partnership; (ix) reviewed the terms of recent acquisitions of companies that it deemed generally comparable to the Partnership; and (x) conducted other such studies, analyses, inquiries, and investigations as it deemed appropriate.

    With respect to the Projections, Furman Selz assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the General Partner as to the expected future performance of AMI and the Inns. Furman Selz also relied on management's estimate that entity level taxes as a result of Partnership operations and the Sale should not exceed approximately $968,700 and that expenses (other than the Field Payment) payable by the Partnership out of the Purchase Price should not exceed $100,000, with the result that the amount per Unit payable out of the Purchase Price for taxes, the Field Payment and other expenses should not exceed approximately 39(cent(s)). Furman Selz did not assume any responsibility for the information or Projections provided to it, and Furman Selz further relied upon the assurances of the management of the General Partner that they were not aware of any facts that would make the information or Projections provided to Furman Selz incomplete or misleading. The Projections reflect the current best judgment of management of the General Partner as to the future financial condition, operating results and Federal income tax liability of AMI and the Inns. The actual future results of AMI and the Inns may be significantly more or less favorable than suggested by such Projections. The material assumptions upon which the Projections were based relate to various matters, including: 1) the levels of growth in demand and pricing in the motor hotel industry in the markets in which the Inns are located; 2) the competitive environment in the motor hotel industry; 3) levels of indebtedness and debt service requirements of AMI; and
4) the future financing requirement of AMI for the Inns. The Projections assume that AMI (i) is unable to refinance the Priming and Mortgage Loans on commercially reasonable terms, (ii) has disposed of seven of the Inns, as planned, and (iii) maintains ownership of the remaining eight Inns. The Projections and certain of the other information reviewed by Furman Selz are not publicly available and have not been disseminated to any party other than Furman Selz. In arriving at its opinion, Furman Selz did not perform or obtain any independent appraisal or evaluation of the Inns.

    In rendering its opinion, Furman Selz assumed, without independent verification, the accuracy, completeness and fairness of all the financial and other information that was available to it from public sources or that was provided to it by the General Partner or its representatives. Furman Selz's Fairness Opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to it as of, the date of such opinion. It should be understood that, although subsequent developments may affect its opinion, except as agreed upon by Furman Selz, Furman Selz does not have any obligation to update, revise, or reaffirm its opinion.

    The following is a summary of the material factors considered and the principal financial analyses performed by Furman Selz to arrive at its opinion. In arriving at its opinion, Furman Selz did not quantify or attempt to assign relative weights to the specific factors considered and financial analyses performed. Furman Selz, however, considers the discounted cash flow analysis to be most pertinent because of the lack of companies sufficiently comparable to the Partnership and the lack of precedent transactions sufficiently comparable to the Sale.

1. Discounted Cash Flow Analysis. Furman Selz performed a discounted cash flow analysis for the Partnership on a stand-alone basis based on the Projections. The discounted cash flow analysis estimated the theoretical present value of the Partnership based on the sum of (i) the discounted cash flows that the Inns could generate through December 31, 1999 (the maturity of the Priming and Mortgage Loans) and (ii) a terminal value assuming the Inns perform in accordance with the
    Projections and reflecting the shared appreciation feature of the Mortgage Loan.

    Furman Selz's calculation of a theoretical terminal value of the Partnership was based upon a capitalization rates of 10%, 12% and 14% applied to operating earnings before interest, taxes, depreciation and amortization ("EBITDA") assuming the Inns perform in accordance with the Projections. This terminal value and the cash flows generated by the Partnership were discounted at rates of 10%, 12% and 14% to derive the total present value of the Partnership. The value of the Units was calculated by taking the total value of the Partnership, as so determined, and subtracting the principal amount of the total debt outstanding and adding cash on hand. Applying what Furman Selz believed to be the most appropriate capitalization rates and discount rates, Furman Selz estimated that based on discounted cash flow analysis of the Projections, the total value of the Partnership ranged from $53.4 million to $59.3 million and the value of the Units ranged from $5.6 million to $7.2 million.

    In arriving at its opinion, Furman Selz took into account that, in general, the Purchase Price was greater than the range of present values for the Units derived from the discounted cash flow analysis based upon the Projections.

2. Analysis of Certain Other Publicly Traded Companies. Furman Selz compared selected historical share prices, and operating and financial ratios for the Partnership to the corresponding data and ratios for selected motor hotel companies whose securities are publicly traded and that Furman Selz believed were comparable in certain respects to the Partnership. The companies selected for this comparison were Hallwood Realty Partners, L.P.; National Realty, L.P.; and Red Lion Inns Limited Partnership. Such data and ratios included the ratio of market capitalization  of  the  common  stock  (the  "equity  value")  plus  the principal amount of total debt outstanding less cash on hand (in the aggregate, the "enterprise value") to EBITDA (such ratio being the "EBITDA multiple") and the ratio of the equity value to funds from operations ("FFO") (such ratio being the "FFO multiple"). The EBITDA multiples for the selected companies ranged from 9.4 to 10.8, and the FFO multiples for the selected companies ranged from 7.1 to 9.5. Applying the median EBITDA multiple of the selected companies to the Partnership's 1997 and forecast 1998 EBITDA yields an implied value of the Partnership that ranges from $52.5 million to $55.4 million and implied value of the Units that ranges from $2.9 million to $4.0 million. Applying the median FFO multiple of the selected companies to the Partnership's 1997 and forecast 1998 FFO yields and implied value of the Partnership that ranges from $54.4 to $56.7 million and an implied value of the Units that ranges from $3.7 million to $4.5 million.

    In arriving at its opinion, Furman Selz took into account that, in general, the Purchase Price compared favorably to the valuations derived for the selected companies. Furman Selz noted that no company utilized in the above comparable company analysis is identical to the Partnership. Accordingly, an analysis of the foregoing is not purely mathematical and involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect their public trading value.

3. Comparable Precedent Transaction Analysis. Furman Selz conducted a review of selected real estate company transactions in which a majority ownership position was purchased. These transactions were analyzed to provide a reference point as to the valuation of the Partnership and the Units. The transactions selected were the acquisition of Power Test Investors, L.P. by Getty Realty Corp.; the acquisition of Perkins Family Restaurants, L.P. by The Restaurant Company; the acquisition of AIRCOA Hotel Partners, L.P. by Regal Hotel Management, Inc.; the acquisition from Bass PLC of approximately 100 "Holiday Inns" hotels by Bristol Hotel Co.; and the acquisition of La Quinta L.P. by La Quinta Inns, Inc. From the transactions selected, there was a range of multiples, which was related to the quality and size of the companies. Furman Selz calculated the ratio of the consideration paid by the acquiror (the "consideration") plus the principal amount of debt assumed by the acquiror or to which the acquired assets were subject less cash on hand available to the acquiror (in the aggregate, the "transaction value") to the acquired company's EBITDA for the 12 months prior to the acquisition (the "EBITDA ratio") and the ratio of the consideration to the acquired company's FFO for the 12 months prior to the acquisition (the "FFO ratio"). The EBITDA ratios for the selected transactions ranged from
    4.4 to 12.9, and  the FFO ratios for  the selected companies ranged  from
    6.3 to 10.3. Applying the median EBITDA ratio of the selected real estate company transactions to the Partnership's 1997 and forecast 1998 EBITDA yields and implied value of the Partnership that ranges from $43.5 million to $45.9 million and an implied value of the Units that ranges from $0.0 million to $0.2 million. Applying the same median FFO ratio to the Partnership's 1997 and forecast 1998 FFO yields an implied value of the Partnership that ranges from $53.7 million to $55.8 million and an implied value of the Units that ranges from $3.4 million to $4.2 million.

    In arriving at its opinion, Furman Selz took into account that, in general, the Purchase Price compared favorably to the valuations derived for the selected transactions. Furman Selz noted that no transactions utilized in the above selected acquisition transaction analysis is identical to the Sale. Accordingly, an analysis of the foregoing is not purely mathematical and involves complex considerations and judgments concerning differences in financial and operating characteristics of the acquired companies in such transactions and other factors that could affect their acquisition and public trading values.

REGULATORY MATTERS

    The General Partner is not aware of any material approval or other action by any state, federal or foreign governmental agency that would be required prior to the consummation of the Sale or the Liquidation in order to effect the Sale and the Liquidation.

                              THE FIELD PAYMENT

    As  indicated   under  "Principal  Holders,  and  Certain  Transfers,  of
Depositary Receipts-Recent Transfers of Depositary Receipts," Servico has purchased the Units held by Field and certain of his related persons and associates for $3.50 per Unit. In connection with such transactions, the Partnership has agreed that, immediately after the Closing, the Partnership will make the Field Payment from the Purchase Price. The Field Payment is not subject to documentation or verification of, or upward or downward adjustment based on the actual amount of, costs, fees, expenses or disbursements in connection with the DMC proxy solicitation. The amount and terms and conditions of the Field Payment were determined in arms' length negotiations among Field, Servico and the Partnership. The Partnership and Servico originally proposed that the Field Payment be made only for, and against documentation of, costs, expenses and fees paid to third parties. Field argued that the tracing and allocation of amounts was burdensome and that Field, Jerome Sanzo and others were entitled to compensation for the substantial time and energy that they had expended (as well as expenses that they had incurred) in connection with their review of the Partnerships' assets and operations, the formulation of the DMC "Plan of Action" and the DMC proxy solicitation. The amount of money originally sought by Field was higher, and the amount of money originally offered by the Partnership was lower, than the Field Payment ultimately agreed upon by the parties. The Partnership has been advised that the Field Payment will pay or reimburse costs, fees and expenses incurred or payable, and expenditures (including compensation to Field and Mr. Sanzo for the substantial time and energy that they devoted to the proxy solicitation and to the business plan of DMC) made, in connection with the DMC proxy solicitation.

                               THE LIQUIDATION

    Immediately after the Closing the Partnership will wind up its affairs, dissolve and distribute the Purchase Price, net of (i) entity level taxes payable by the Partnership in connection with operations of AMI through the Closing and the Sale of the Interest, (ii) the Field Payment and (iii) expenses of the liquidation and final distribution, to the Unitholders.

                          THE ACQUISITION AGREEMENT

    The description of the Acquisition Agreement set forth below summarizes the material terms of the Acquisition Agreement, but does not purport to be complete and is qualified in its entirety by, and made subject to, the more complete and detailed information set forth in the Acquisition Agreement among Servico, Inc., the Partnership, the General Partner and SAC, a copy of which is attached as Appendix A to this Proxy Statement and incorporated herein by reference.


PURCHASE PRICE

    Subject to the terms and conditions of the Acquisition Agreement, at the Closing, the Partnership will sell to Servico, and Servico shall purchase from the Partnership, the Interest for the Purchase Price of $12,000,000 in cash.

INDEMNIFICATION

    Servico has agreed to indemnify, defend and hold harmless the present directors and officers of the General Partner and certain consultants to the Partnership, AMI and the General Partner (each an "Indemnified Party") against all losses, claims, demands, costs, damages, liabilities, expenses, judgments, fines, settlements and other amounts arising out of actions or omissions occurring at or prior to the Closing to the same extent (including mandatory advancement of expenses), but without limitation as to amount, provided under the organizational documents of the Partnership, AMI and the General Partner. During such period, Servico will maintain in effect a directors' and officers' liability insurance policy or a noncancellable runoff policy insuring the Indemnified Party, with coverage in amount and scope substantially equivalent to the General Partners' existing coverage, for events prior to Closing.

CLOSING DATE OF THE SALE

    The Closing of the Sale will take place as promptly as practicable (and, in any event, within three business days) after the satisfaction or waiver (where permissible) of the conditions to the Sale. See "The Acquisition Agreement--Conditions to Consummation of the Sale."

REPRESENTATIONS AND WARRANTIES

    Representations and Warranties of the Partnership and the General Partner. The Acquisition Agreement includes customary representations and warranties of the Partnership and the General Partner as to, among other things: (i) the due organization, valid existence and good standing of each of the Partnership, the General Partner and AMI and their corporate power and authority to enter into the Acquisition Agreement and the transactions contemplated thereby; (ii) the due authorization, execution and delivery of, and the validity, binding effect and enforceability of, the Acquisition Agreement; (iii) the authority of each of the Partnership, the General
Partner and AMI to conduct its business; (iv) the absence of certain defaults, violations of law or conflicts with organizational documents; (v) the absence of any interest of the Partnership, the General Partner or AMI in any subsidiary other than the Partnership's interest in AMI; (vi) the absence of the need for material governmental consents; (vii) timely filing of all reports required to be filed under the Securities Exchange Act of 1934;
(viii) the fair presentation, in all material respects of the Partnership's financial position, results of operations and cash flows, in accordance with generally accepted accounting principles, in the financial statement of the Partnership; (ix) compliance with law, including applicable environmental laws; (x) the absence of any pending, or to their knowledge, threatened materially adverse litigation; (xi) the absence of any material adverse changes; (xii) the due authorization and validity of the Interest; (xiii) the absence of any outstanding securities relating to any partnership interest in AMI; (xiv) AMI's ownership of all personal, real and intangible property set forth on schedules to the Acquisition Agreement; and (xv) the absence of the use of any broker, except for Furman Selz as financial advisor, in connection with the transactions contemplated by the Acquisition Agreement.

    Representations and Warranties of Servico, Inc. and SAC. The Acquisition Agreement includes representations and warranties of Servico, Inc. and SAC as to, among other things: (i) the due organization, valid existence and good standing of each of Servico, Inc. and SAC and their corporate power and authority to enter into the Acquisition Agreement and the transactions contemplated thereby; (ii) the due authorization, execution and delivery of, and the validity and binding effect and enforceability of, the Acquisition Agreement; (iii) the absence of certain defaults, violations of law or conflict with organizational documents; (iv) the absence of the need for material governmental consents; and (v) the absence of the use of any broker in connection with the transactions contemplated by the Acquisition Agreement.

COVENANTS

    The  Acquisition   Agreement   contains  a   number   of  customary   and
transaction-specific covenants including the following:

    Interim Operations of AMI and the Partnership. The General Partner has agreed, prior to the Closing Date or the earlier termination of the Acquisition Agreement, except as permitted by the Acquisition Agreement, to use its best efforts to cause each of AMI and the Partnership to operate its business only in the usual and ordinary course and not to engage in certain actions specified in the Acquisition Agreement. At the request of Servico, the General Partner has taken off the market two Inns (one whose franchise was to have expired in 1997 and would have required capital expenditures estimated at approximately $1.8 million and franchise renewal fees of $78,500, and one whose franchise expires in 2001) that the General Partner had earlier determined to sell and had listed with brokers for sale.

    Access. The Partnership and the General Partner have agreed to provide Servico full access to its properties, books, records and to use their reasonable best efforts to cause their employees and agents to assist Servico in its investigation of AMI and the Inns.

    No Solicitation.   The  Partnership and the  General Partner have  agreed
not (i) to directly or indirectly solicit, encourage or initiate any negotiations with respect to any offer or proposal to acquire all or substantially all of the business and assets or capital stock or partnership interests of the Partnership, the General Partner or AMI or (ii) to disclose any nonpublic information or any other information not customarily disclosed to any person or entity concerning the business and assets of the Partnership, the General Partner and AMI. However, the Partnership, the General Partner and/or AMI may participate in such negotiations with respect to any unsolicited offer or proposal that the Partnership, the General
Partner and/or AMI reasonably determines is more favorable to the Limited Partners.

    Dissolution of the Partnership. Immediately, after the Closing, the Partnership will wind up its affairs, dissolve and distribute the Purchase Price to the Limited Partners in accordance with the Partnership Agreement and the Delaware Act.

CONDITIONS TO CONSUMMATION OF THE SALE

    Mutual Conditions Precedent. The respective obligations the parties to consummate the transactions contemplated by the Acquisition Agreement are subject to the satisfaction or waiver, where permissible, of customary conditions precedent and to the conditions that: (i) the Limited Partners shall have approved the Acquisition Agreement and the transactions contemplated thereby and (ii) Servico shall have entered into a binding agreement with the General Partner pursuant to which Servico will acquire the general partner interest in AMI and Servico or its designee will be substituted and admitted as the general partner of AMI.

    Conditions Precedent to the Obligations of Servico. The obligation of Servico to consummate the transactions contemplated by the Acquisition Agreement is subject to customary conditions precedent (such as the truth and accuracy at the time of Closing of the representations and warranties of the Partnership and the General Partner and the performance by the Partnership and the General Partner of actions required to be performed by them at or prior to Closing).

    Conditions  Precedent  to  the   Obligations  of  the  Partnership.   The
obligation of the Partnership and the General Partner to consummate the transactions contemplated by the Acquisition Agreement is subject to customary conditions precedent.

TERMINATION

    The Acquisition Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Proposal, by mutual written consent of Servico and the Partnership or by either of Servico or the Partnership under certain circumstances, including if (i) the Closing has not occurred by June 1, 1998 or (ii) the Special Meeting has been held and the Limited Partners shall have failed to approve the Proposal.

    The Acquisition Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Proposal, by Servico under certain circumstances, including if any of the representations or warranties of the Partnership or the General Partner are not in all material respects true and correct, or if the Partnership or the General Partner breach in any material respect any covenant contained in the Acquisition Agreement and, if such misrepresentation or breach is curable, it is not cured within ten business days after notice thereof, but in any event prior to the June 1, 1998.

    The Acquisition Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Proposal, by the Partnership under certain circumstances, including if any of the representations or warranties of Servico, Inc. or SAC are not in all material respects true and correct, or if Servico, Inc. or SAC breach in any material respect any covenant contained in the Acquisition Agreement and, if such misrepresentation or breach is curable, it is not cured within ten business days after notice thereof, but in any event prior to the June 1, 1998.

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

    The representations and warranties of the Partnership, the General Partner and Servico contained in the Acquisition Agreement shall terminate at the Closing.

EXPENSES AND FEES

    Except as discussed below, each party will bear its own expenses, including the fees and expenses of any attorneys, accountants or other intermediaries, incurred in connection with the Acquisition Agreement and the transactions contemplated thereby. However, AMI will bear up to $700,000 of the fees and expenses payable by the Partnerships in connection with the transactions.

    If the Acquisition Agreement is terminated as the result of an intentional or willful breach by the Partnership or the General Partner of any representation, warranty or covenant contained therein, then the Partnership will pay Servico an amount equal to all costs and out-of-pocket expenses (including reasonable attorneys' fees and advisors' fees), up to $300,000, incurred by Servico in connection with the Acquisition Agreement and the transactions contemplated thereby.

    If the Acquisition Agreement is terminated as the result of an intentional or willful breach by Servico of any representation, warranty or covenant contained therein, then Servico will pay the Partnership an amount equal to all costs and out-of-pocket expenses (including reasonable attorneys' fees and advisors' fees, including the fees and expenses of Furman
Selz), up to $700,000, incurred by the Partnership, in connection with the Acquisition Agreement and the transactions contemplated thereby.

    If the Acquisition Agreement is terminated by the Partnership for any reason other than the circumstances described in the preceding paragraph and at the time of such termination, there exists or there is proposed a competing transaction (as defined in Section 7.8(d) of the Acquisition Agreement), then, promptly after the execution of any agreement with respect to the competing transaction (or, if no agreement is executed, the consummation of the competing transaction), the Partnership will pay to Servico $1,000,000. At the time of the negotiation of the Acquisition Agreement, the Partnership, the General Partner and Servico were aware of DMC's proposal to remove PARC as General Partner and to elect DMC as the replacement General Partner, but they were not aware of DMC's "Plan of Action." The break-up fee in the Acquisition Agreement was not included in anticipation of, in response to , or to forestall the DMC proposal. When DMC's "Plan of Action" was subsequently disclosed, Servico advised the Partnership and the General Partner that it was Servico's position (which neither the Partnership nor the General Partner conceded) that the proposals made by DMC constituted a "competing transaction" that would entitle Servico to the $1,000,000 payment. Neither the Partnership nor the General Partner believed that DMC's proposals necessarily constituted a "competing transaction."

OTHER AGREEMENTS

    The General Partner and Prime, which owns all of the capital stock of the General Partner, has entered into an agreement with Servico pursuant to which the General Partner will form a new subsidiary, AMIOP Acquisition Corp., and transfer to the new subsidiary the General Partner's 1% general partnership interest in AMI. At the Closing, Servico will acquire the stock of AMIOP Acquisition in exchange for a five year warrant to acquire 100,000 shares of Servico common stock at a price of $18.00 per share. As part of that transaction, the General Partner and Prime will waive any rights that they may have to receive any distribution by the Partnership of the proceeds of the sale of the Interest.

    Pursuant to a consulting contract with the Partnership originally entered into in 1994, S. Leonard Okin, a Vice President and Director of the General Partner, has performed for the Partnerships functions comparable to those that would customarily be performed by a chief executive officer of a corporation. Mr. Okin's consulting contract runs from year to year, is renewed each year for the next year if not terminated by either party, and unless extended will expire on December 31, 1998. During 1998, Mr. Okin's compensation is $140,232 plus reimbursement of certain expenses (which, in 1997, amounted to $36,100) and, if the contract is not renewed at December 31, 1998, Mr. Okin is entitled to a severance payment of $35,058. Under the Acquisition Agreement, Servico (rather than the Partnership) will pay the amounts due under Mr. Okin's consulting contract.


                                   THE PLAN

    The description of the Plan set forth below summarizes the material terms of the Plan, but does not purport to be complete and is qualified in its entirety by, and made subject to, the more complete and detailed information set forth in the Plan, a copy of which is attached as Appendix B to this Proxy Statement and incorporated herein by reference.

    Immediately after the Closing, the Partnership will wind up its affairs and dissolve and as promptly thereafter as practicable will distribute the Purchase Price, net of (i) entity level taxes payable by the Partnership with respect to operations of AMI between January 1, 1998 and the date of the Sale or with respect to the Sale, (ii) the Field Payment, and (iii) expenses payable by the Partnership out of the Purchase Price, to the Unitholders in accordance with the Plan, the Partnership Agreement and the Delaware Act (the "Liquidation Distribution"). Under the Plan, the General Partner will waive its right to receive its distributive share as general partner, under the Partnership Agreement, of the Liquidation Distribution. The entity level taxes, and expenses (excess of fees and expenses borne by AMI), expected to be payable by the Partnership out of the Purchase Price are set forth under "Expected Consequences of Sale and Liquidation." The Liquidation Distribution will be distributed to the Unitholders in proportion to the number of Units beneficially owned by them on the date of liquidation, with the result that, based on the assumptions and analyses set forth under "Expected Consequences of Sale and Liquidation," the Liquidation Distribution is expected to be equivalent to approximately $2.61 to $2.71 per Unit.

    After making the Liquidation Distribution, the Partnership will file a Form 15 terminating the registration of the Partnership under the Exchange Act and will file a Certificate of Cancellation with the Secretary of State of the State of Delaware, canceling the Partnership's Certificate of Limited Partnership (thereby terminating the existence of the Partnership under Delaware law). Therefore the Partnership will cease to exist and will not have any properties or carry on any business and the Unitholders will not have any interest in the Partnership or AMI or the business theretofore carried on by the Partnerships. Following the termination of the registration of the Partnership and the termination of its existence, the provisions of the Exchange Act will not be applicable to the Unitholders, and, except for reports dealing with the final year of the Partnership and its Liquidation Distribution, the Unitholders will not receive any reports under the Exchange Act or Delaware law.


                EXPECTED CONSEQUENCES OF SALE AND LIQUIDATION

    Promptly following the Closing of the Sale, the Partnership will dissolve, wind up its affairs and liquidate. In connection with the winding-up and liquidation of the Partnership, the General Partner, as liquidator of the Partnership, will, in the name and on behalf of the Partnership, pay the entity level taxes payable by the Partnership, make the Field Payment, and pay expenses of the dissolution and liquidation in excess of amounts payable by AMI under the Acquisition Agreement. The balance--the Liquidation Distribution--will be distributed to the Unitholders, as described under "The Plan."

    As described under "Certain U.S. Federal Income Tax Matters," there is some uncertainty as to what will constitute "gross income" from the operation of the Inns. However, on the basis of the operating budgets prepared by the General Partner in the ordinary course of business (based on prior year's results and forecasts of future operating conditions), the General Partner believes that, if the Closing occurs on or prior to May 31, 1998, the closing of the sale of the Baltimore Pikesville Inn occurs on April 23, 1998, as presently scheduled (see "Properties" below), and federal gross income tax were payable by the Partnership in connection with the sale of that Inn, the federal tax income payable by the Partnership on gross income from active trades and businesses conducted by the Partnership from January 1, 1998 through the time of Closing should not exceed approximately $703,700. As described under "Certain U.S. Federal Income Tax Matters," there is some uncertainty as to whether the net proceeds from the sale of the Baltimore Pikesville Inn will be deemed to constitute gross income from the conduct of an active trade or business by the Partnership.

    As described under "Certain U.S. Federal Income Tax Matters," there is also uncertainty as to whether the gain recognized by the Partnership on the Sale of the Interest will be deemed to constitute gross income from the conduct of an active trade or business by the Partnership. Based on the taxable income or loss of the Partnership from prior years and on the basis of the operating budgets prepared by the General Partner in the ordinary course of business (based on prior year's results and forecasts of future operating conditions), the General Partner believes that, if the Closing occurs on or prior to May 31, 1998, the closing of the sale of Baltimore Pikesville Inn occurs on April 23, 1998 and federal income tax were payable by the Partnership on the gain on the Sale, such tax should not exceed approximately $265,000.

    Under the Acquisition Agreement, AMI will bear up to $700,000 of costs and expenses payable by the Partnerships in connection with the transactions contemplated by the Acquisition Agreement. In addition, under the Priming and Mortgage Loan agreements, operating income of AMI may be applied to pay operating and administrative expenses of the Partnership, to the extent provided in the operating budget approved by the Lenders. The General Partner believes that costs and expenses of the Partnership in excess of amounts borne by AMI should not exceed approximately $100,000.

    If the Proposal is approved and the Closing occurs, the Field Payment of $500,000 will paid from the Purchase Price.

    Based on the foregoing (and subject to the foregoing assumptions), the Liquidation Distribution should not be less than approximately $10,431,300 (that is, $12,000,000 less (i) $703,700 of entity level taxes from operations (including the sale of the Baltimore Pikesville Inn), (ii) $265,000 of entity level taxes on the gain from the Sale, (iii) $100,000 of expenses payable from the Purchase Price and (iv) the Field Payment), which is equivalent to approximately $2.61 per Unit. Also based on the foregoing (and subject to the foregoing assumptions), the Liquidation Distribution could be approximately $10,838,500 (that is, $12,000,000 less (i) $661,500 of entity level  taxes  from  operations  (not  including the  sale  of  the  Baltimore
Pikesville Inn), and (ii) the Field Payment), which is equivalent to approximately $2.71 per Unit.

    In addition, the Unitholders will recognize their share of the Partnership's tax loss for 1998, may recognize suspended passive activity losses, and will recognize taxable gain or loss on the termination of their interests in the Partnership, as described under "Certain U.S. Federal Income Tax Matters." Following the making of the Liquidating Distribution and the termination of the registration of the Partnership under the Exchange Act and the termination of the existence of the Partnership under Delaware law, (i) the Partnership will cease to exist and will not have any properties or carry on any business, (ii) the Unitholders will not have any interest in the Partnership or AMI or the business theretofore carried on by the Partnerships, (iii) the provisions of the Exchange Act will not be applicable to the Unitholders, and (iv) except for reports dealing with the final year of the Partnership and its liquidating distribution, the Unitholders will not receive any reports under the Exchange Act or Delaware law.

    The foregoing discussion is based on analyses and forecasts of future events and is presented solely to assist Unitholders to assess the possible consequences of the Sale and the Liquidation and the making of the Field Payment. Although the operating budgets and forecast are prepared on the bases that the General Partner considers reasonable and represent the General Partner's best judgments at this time, the actual Liquidation Distribution will depend on the interpretation of the Code and future events, all of which are not now predictable and are beyond the control of the General Partner. The foregoing is not intended as a prediction of future events and no assurance can be given that future events will not vary materially from the budgets, forecasts or expectations of the General Partner.

    As a consequence of the Sale, Servico will own the entire limited partnership and general partnership interests in AMI and will control and derive the entire economic benefit from the Inns. Servico has advised the Partnership that, but for tax and transaction costs applicable to Servico (and not affecting the Unitholders), Servico would have purchased the Inns. Servico has advised the Partnership that Servico will pay the Purchase Price for the Interest from its working capital. Following the closing of the Sale, Servico intends to seek to refinance the Priming and Mortgage Loans.


                               THE PARTNERSHIPS

    The  Partnership  and its  99%  owned  subsidiary, AMI,  were  formed  in
October 1986 under the Delaware Act. PARC, the General Partner of the Partnership, is also the general partner of AMI and holds as its principal asset a 1% partnership interest in each of the Partnerships. The business of the Partnerships is to operate and maintain the Inns, which are presently franchised as part of the "Holiday Inn" system.

    The Inns were purchased from subsidiaries of Prime in December, 1986, with the proceeds of the issuance and sale of $61,470,000 of mortgage notes (the "Mortgage Notes") of AMI and the public offering of 4,000,000 Units. Until November 30, 1990, the Inns were leased to AMI Management Corp. ("AMI Management"), a subsidiary of Prime, pursuant to a net lease between AMI Management and AMI (the "Lease"). On September 18, 1990, Prime and certain of its subsidiaries, including AMI Management, filed for reorganization under Chapter 11 of the Bankruptcy Code and, effective November 30, 1990, AMI Management rejected the Lease. At that time, AMI, through W&H, a prominent hotel management company with operational experience with "Holiday Inn" franchises, took control of the Inns and commenced operation of the Inns for the account of the Partnerships.

    In the opinion of the Board of Directors of the General Partner, occupancies and cash flows at the Inns during 1991 and 1990 were adversely affected by, among other things, international tensions in the Middle East and the economic recession that began in 1990, and the resulting slowdown in travel, and AMI Management's operation of the Inns, primarily in the period immediately prior to and during its bankruptcy.



    To conserve cash in order to provide funds to maintain and improve the Inns and pay suppliers, AMI suspended the monthly payments of principal and interest on the Mortgage Notes beginning with the payments due on February 28, 1991, which constituted an event of default under, and resulted in acceleration and demand for payment of the entire outstanding balance of, the Mortgage Notes. After detailed and extended negotiations among AMI and its advisors and representatives of the holders of the Mortgage Notes (the "Mortgage Lenders") and their advisors, the Mortgage Lenders agreed to restructure the Mortgage Notes as part of a "prepackaged" reorganization of AMI, and three of the Mortgage Lenders (the "Priming Lenders") agreed to provide post-petition financing (the "Priming Loan") of up to an aggregate of $14 million to finance the refurbishment and upgrading of the Inns and to fund operating deficiencies.

    On February 28, 1992, AMI filed for reorganization under Chapter 11 of the Bankruptcy Code, and sought confirmation of the prepackaged plan of reorganization consented to by the Mortgage Lenders (the "Plan"). On May 28, 1992 the Plan was confirmed.

    To continue to operate the Inns as part of the "Holiday Inn" system, beginning in July, 1991, AMI paid fees to acquire franchise agreements to replace those that had been held by AMI Management. HHC issued a new ten-year franchise agreement for the Baltimore Inner Harbor Inn to December 2005, and extended to June 30, 1997 the terms of the franchise agreements that previously expired prior to June 30, 1997.

    AMI and W&H entered into a management agreement (the "W&H Management Agreement") pursuant to which W&H managed the Inns through 1996, renewable for two two-year renewal terms. Under the W&H Management Agreement, W&H was paid an annual base management fee of 2.25% of the gross revenues of the Inns, an incentive management fee based on defined income in excess of defined amounts, and was reimbursed for miscellaneous out-of-pocket expenses allocated to the Inns, including salaries, accounting, legal, computer services, royalties, marketing, advertising, public relations and reservation services, subject to certain limitations.

    The Plan provided for the Priming Loan of $14,000,000 to AMI, due December 31, 1999, bearing interest at the rate of 11% per annum, and secured by a security interest, lien and mortgage senior to all other liens on the property of AMI. Of the Priming Loan, $11,500,000 (the "Tranche A Loan") was used to fund a capital improvement program, and is subject to a prepayment penalty of 2%, and the $2,500,000 balance of the Priming Loan (the "Tranche B Loan") is a revolving credit facility to be used to fund operating cash requirements.

    All revenues in excess of budgeted or otherwise approved operating and administrative expenses, debt service, a reserve for capital replacements (the "FF&E Reserve", which amounted to 11/2% of gross revenues in 1993, 4% of gross revenues in 1994 and 5% of gross revenues in 1995 and thereafter), income taxes (if the Partnerships are taxable as corporations) and amounts necessary to enable AMI to maintain a working capital reserve of $2 million, must be applied by AMI to the repayment of the Tranche B Loan, then deposited into an escrow account held on behalf of the Lenders for payment of taxes and insurance, and then to pay the Tranche A Loan. In the event of a default under the Priming Loan, the agent for the Priming Lenders may, in addition to any other remedies; cure any defaults of AMI; and/or declare the entire outstanding balance of the Priming Loan to be due and payable. Default provisions under the Priming Loan include, among others, (a) default for five days in the payment of interest, (b) default for five days after notice in the payment of any other amounts due under the Priming Loan documents, and
(c) acquisition by any person, without the consent of 75% in interest of the Priming Lenders, of 50% or more of the Units, or the sale, without the consent of 75% in interest of the Priming Lenders, of the Partnership's interest in AMI or of 50% or more of the stock of the General Partner.

    The Plan also provided for the restatement of the loan agreement for the Mortgage Notes (as restated, the "Mortgage Loan"), under which $3,467,000 of accrued and unpaid interest at December 31, 1991 (the "Deferred Amount") was added to the principal amount of the Mortgage Notes, but bore interest only from and after January 1, 1995; the Mortgage Notes (not including the Deferred Amount) bore interest at the rate of 7% per annum in 1992 and 1993 and 8% in 1994; the principal amount of the Mortgage Notes (including the Deferred Amount) bore interest at a rate of 10% per annum after 1994; and the maturity of the Mortgage Notes (including the Deferred Amount) was extended to December 31, 1999. In addition, the Mortgage Loan includes a shared appreciation feature, pursuant to which, upon the sale of any Inn and/or upon the maturity (by acceleration, at the stated maturity date or otherwise) of the Mortgage Loan, a portion of the appreciation, if any, in the value of such Inn (in the case of sale of an Inn) or all of the Inns (in the case of maturity of the Mortgage Loan) over the amount of the Mortgage Loan allocated thereto would be payable as additional interest on the Mortgage Loan.
However, no amount is payable as shared appreciation until all obligations under the Priming Loan have been met. During the term of the Mortgage Loan, operating revenues in excess of the $2 million of working capital that AMI is permitted to retain and the required payments (as described in the Priming
Loan) must be applied to repayment of the Mortgage Notes after the Priming Loan has been paid. The Mortgage Notes can be repaid at any time without penalty.

    In addition, in consideration of the agreement of the Mortgage Lenders to the restructuring of the Mortgage Notes, AMI and the Partnership deposited the deeds to the Inns and assignments of other assets of AMI in escrow. Under the terms of the escrow agreement those deeds and assignments will be released from escrow to a designee of the Mortgage Lenders if certain defaults occur and continue uncured for 90 days. Such defaults include, among others, (a) non-payment when due, of any principal, interest or other charges under the Priming or Mortgage Loans, (b) failure to pay rent on any ground leases, (c) failure to pay real and personal property taxes on the Inns, (d) failure to pay or provide for premiums for insurance required under the Priming or Mortgage Loans, or the mortgages securing them, and (e) failure to pay operating expenses for the Inns (subject to certain rights to contest amounts claimed to be due). In the escrow agreement, AMI has agreed not to interpose any defense or objection to, or bring any lawsuit opposing, the Mortgage Lenders' exercise of their rights under the escrow agreement, or, if AMI files another bankruptcy case, contest the lifting of any stay to permit the Mortgage Lenders to exercise such rights.

    AMI is currently in compliance with all covenants and requirements of the Priming Loan and the Mortgage Loan.

    Following its reorganization, AMI made the capital improvements, refurbishments and repairs necessary to render the condition of the Inn suitable and adequate for AMI's business, to satisfy HHC quality standards, to correct deficiencies at the Inns, and to restore the competitive position of the Inns. AMI also substantially upgraded the Baltimore Inner Harbor Inn. Improvements and refurbishments totaling $13,000,872 were completed in 1994, $11,500,000 of which was funded from the proceeds of the Tranche A Loan and $1,500,872 of which was funded from the FF&E Reserve. Subsequent to the completion of that capital improvement program, AMI has made additional improvements and refurbishments totaling in excess of $7,500,000, funded from the FF&E Reserve, in additional to ongoing maintenance and repairs.

    Historically, the Inns have experienced cash flow deficiencies in the first quarter of each year, reflecting reduced travel and high operating costs in the winter months. AMI has made borrowings under the Tranche B Loan during the first quarter of each of 1995, 1996 and 1997, and expects to borrow during the first quarter of 1998, and has repaid such borrowings in the second and third quarters of the year. There have not been any unpaid balances under the Tranche B Loan at December 31, 1995, 1996 or 1997.

    As described under "The Proposal--The Sale--Background; Reasons for the Sale," the "Holiday Inn" franchises of ten of the Inns were to expire on June 30, 1997 and the franchises of two additional Inns were to expire on December 31, 1997. Before the renewal of an expiring franchise for any "Holiday Inn" property, the property is inspected by HHC and that inspection forms the basis for a Property Improvement Plan ("PIP"), the completion of which is a condition to the renewal of the franchise for the property. Prior to December 31, 1995, HHC had inspected and prepared PIPs for ten of the Inns whose franchises were to expire in 1997. During the second quarter of 1996, HHC inspected and prepared PIPs for the remaining two Inns whose franchises were to expire in 1997 (though HHC had previously indicated that it might not renew those franchises and, accordingly, had not prepared PIPs for those
Inns). Based on those PIPs, and on analyses of W&H, AMI estimated the cost of the capital expenditures required by those PIPs to be approximately $13,000,000, although AMI believed that the scope of work and related costs would be subject to negotiation. In addition, the franchise renewal fees for those Inns would have been approximately $884,000 ($500 per room). AMI engaged W&H to evaluate, for each Inn, the relative benefits and costs of renewing the "Holiday Inn" franchise for the Inn, operating the Inn under other franchises that may be available, and operating the Inn without a franchise affiliation. Based on W&H's evaluation, AMI, determined that the Inns should remain franchised as "Holiday Inns". On that basis, AMI reached an agreement with HHC as to the terms and conditions of the franchise renewals. At the same time, the General Partner and AMI continued to evaluate the improvements and expenditures included in each of the PIPs, in order to identify those items that AMI believed would enhance the Inn's ability to continue to compete in its market and would add value to the Inn, and those improvements or expenditures that AMI believed to be less necessary or which would add little value. The General Partner also continued
negotiations with HHC as to the scope of work included in each PIP and the length of time within which such improvements would be completed. Generally, in connection with the renewal of the franchise for an Inn, AMI would have one year, which the General Partner thought might be negotiable, from the expiration date of the old franchise to complete the capital improvements included in the PIP.
    Effective January 4, 1997, the initial term of the W&H Management Agreement was extended for four years, through 2000. However, in order to facilitate financing of the PIPs, a provision was added to the W&H Management Agreement which grants to either the Partnership or W&H the right to terminate the agreement, without penalty, at any time without cause, upon at least 90 days prior written notification to the other party. However, under the Priming and Mortgage Loans, approval by the Mortgage Lenders and Priming Lenders (collectively the "Lenders") will be required for the Partnership to elect to terminate the W&H Management Agreement.

    In 1996, the General Partner determined to sell the Glen Burnie South and Baltimore Moravia Road Inns and in early 1997 entered into a contract for sale of the Glen Burnie South Inn (which sale was completed on July 29, 1997). In early 1997, the General Partner determined also to sell the Baltimore Pikesville, Baltimore Belmont, Frederick MD, Lancaster Rt. 501, York Market Street and Hazelton Inns, and subsequently entered into a contract for sale of the Baltimore Pikesville Inn. Those Inns are either operating at a loss or would not produce a return to the Partnership sufficient to justify the costs of renewal fees and PIPs. However, the net proceeds from the sale of the Glen Burnie South Inn were, and the proceeds from the sale of the other Inns are required to be, applied to pay the prepayment penalty on, and to reduce the outstanding principal balance of, the Priming Loan and, after repayment of the Priming Loan, to reduce the out-standing principal balance of, and to pay the shared appreciation, if any, under the Mortgage Loan. None of such proceeds were or will be available to finance the PIPs or franchise renewal fees.

    In June, 1997, the General Partner requested that HHC extend the franchise agreements expiring on June 30, 1997, to enable the General Partner and AMI to continue to seek financing for the PIPs and the franchise renewal fees. In consideration of a $125,000 payment by AMI of franchise renewal fees, HHC agreed to extend the franchise agreements for the ten Inns to July 31, 1997 (which has been extended from time to time since). In June and July, 1997, HHC prepared revised PIPs for the Inns based on HHC's current standards.

    The renewal of the "Holiday Inn" franchises (or any change in the franchise affiliation of the Inns), capital expenditures for improvements required by the PIPs, and any financing for PIPs and franchise renewal fees requires the consent of the Lenders. AMI submitted the franchise renewal agreements to the Lenders for their review, but the Lenders were unwilling to take action in the absence of firm indications of the source and availability of financing. The Lenders did consent, however, to AMI's making a $125,000 prepayment to HHC of franchise renewal fees in consideration of HHC's extension of ten expiring franchises to enable the General Partner and AMI to continue to seek financing for the PIPs and franchise renewal fees.

    In August, 1997, HHC indicated its unwillingness to extend the expiration of the franchises if the General Partner and AMI could not provide realistic plans for financing the PIPs and the franchise renewal fees and advised AMI that it did not wish to retain in the "Holiday Inn" system five of the Inns whose franchises were to expire in 1997. Those Inns, being older, highway oriented properties did not satisfy HHC's current requirements. HHC extended the time within which the General Partner and AMI must present such financing plans, first to September 19, then to September 30, October 15, 1997 and November 14, 1997. AMI submitted a plan for the completion of the PIPs and the sale of seven of the Inns. The cost of the PIPs for the remaining five Inns whose franchises expire in 1997 was estimated to be approximately $7,500,000 and the franchise renewal fees for renewal of the "Holiday Inn" franchises for Inns that are approximately $438,500 ($500 per room). However, as described in greater detail under "The Proposal--The Sale--Background; Reasons for the Sale," despite efforts that commenced in 1995, the General Partner and AMI were unable to arrange financing on acceptable terms for the franchise renewal costs.

    As described under "The Proposal The Sale Background; Reasons for the Sale," on February 12, 1998, HHC advised the General Partner that it would not renew the expiring franchises and on February 23, 1998,HHC advised the General Partner that it would not extend such franchises when they expired on March 2, 1998. HHC subsequently agreed that it would extend the expiring "Holiday Inn" franchises for all 11 Inns for 60 days if applications for franchises for the six Inns that HHC was willing to keep in the "Holiday Inn" system were submitted, and the $517,000 of application fees were paid, by March 10, 1998. Servico filed such applications and, with the consent of the Lenders, AMI paid the application fees, by March 10 and the Inns will remain in the "Holiday Inn" system until May 9,1998.

    So long as AMI owns the Inns or the Partnership owns AMI, the Partnership's investment in the Inns will continue to be subject to the risks generally incident to the ownership of real estate, including those relating to the uncertainty of cash flow to meet fixed obligations, adverse changes in national economic conditions, adverse changes in local market conditions, construction of new hotels and/or the franchising by Holiday Inn of competitor hotels, changes in interest rates, the availability of financing for operating or capital needs (including to finance renewal of the Holiday Inn franchise agreements), changes in the real estate tax rates and other operating expenses, adverse changes in governmental rules and fiscal policies, acts of God (which may result in uninsured losses), condemnation and other factors that are beyond the control of the General Partner, the Partnership, AMI or W&H.

COMPETITION

    The hotel industry is highly competitive and each of the Inns experiences significant competition from other hotels, some of which are affiliated with national or regional chains (including the "Holiday Inn" system). The number of available hotel rooms in certain markets of the Inns have continued to increase in recent years, and in many areas has reached levels in excess of peak demand. The Inns' success is in large part dependent upon their ability to compete on the basis of factors such as physical condition of the Inns, access, location, service, franchise affiliation, employees, marketing quality, reservation services, the quality and scope of food and beverage facilities, and other amenities.

    The demand for lodging accommodations varies seasonally and from one part of the week to another, and is dependent upon general and local economic conditions. In addition, the demand for accommodations at a particular Inn may be adversely affected by government cutbacks, changes in travel patterns caused by the relocation of highways or airports, the construction of additional highways, strikes, weather conditions, and the availability and price of gasoline and energy or other factors.

EMPLOYEES

    As of March 1, 1998, there are approximately 910 persons employed in the operation of the Inns (not including W&H employees engaged in management and supervision). AMI believes its relationships with its employees are satisfactory, and that the Inns have a number of core employees and key supervisory personnel who provide experienced labor and management to the operations of the Inns.



                                  PROPERTIES

    Each of the Inns was purchased by AMI from subsidiaries of Prime in December, 1986, as described under "The Partnerships." The Inns, each of which is franchised as a "Holiday Inn," are located in Maryland, Pennsylvania and Connecticut. The franchises with HHC expire, or were to have expired, on various dates as summarized in the following table.

    Each of the Inns is located near an interstate highway or major traffic artery, or in a city's business district, providing both visibility and accessibility to travelers. All of the Inns contain meeting rooms with sound equipment and banquet facilities. Each of the Inns has on-site parking and a swimming pool.

    Also, each of the Inns contains a full service restaurant and lounge which offer food and beverages throughout the day.

    The following table presents certain information concerning the Inns:


                               YEAR      NUMBER      FRANCHISE EXPIRATION    STATUS OF OWNERSHIP
LOCATION                      OPENED    OF ROOMS             DATE                   BY AMI
--------------------------  ----------  --------     ---------------------- -----------------------
MARYLAND
Baltimore Inner Harbor      1964            375      Dec. 31, 2005          Land and building lease
Baltimore Washington
   International Airport    1973(2)         259      June 30, 1997(1)       Land and building lease
Frederick                   1963(3)         157      June 30, 1997(1)       Fee
Baltimore-Cromwell
   Bridge Rd.               1972            139      Dec. 31, 1997(1)       Fee
Baltimore-Moravia Road(4)   1974            139      Dec. 31, 1997(1)       Fee
Baltimore-Belmont Blvd.     1973            135      Dec. 31, 2001          Fee
Baltimore-Glen Burnie No.   1973            128      Dec. 31, 1999          Land Lease
Baltimore-Pikesville(4)(5)  1963            108      June 30, 1997(1)       Fee

PENNSYLVANIA
Lancaster-Route 30          1971            189      June 30, 1997(1)       Land Lease and Fee
Lancaster-Route 501(4)      1964            160      June 30, 1997(1)       Land Lease
York-Market Street(4)       1964            120      June 30, 1997(1)       Land Lease
York-Arsenal Road           1970            100      Dec. 31, 1998          Fee
Hazleton(4)                 1969            107      June 30, 1997(1)       Fee

CONNECTICUT
New Haven                   1965            160      June 30, 1997(1)       Fee
East Hartford               1974            130      June 30, 1997(1)       Land and building lease
                                        --------

SUB-TOTAL                                 2,406
Baltimore-Glen Burnie So.   1965            100      June 30, 1997          Sold July 29, 1997
                                        --------
TOTAL                                     2,506
                                        ========

______________
(1) Franchise extended to May 9, 1998
(2) 96 room addition completed in 1985
(3) 63 room addition completed in 1985
(4) Listed for sale
(5) Subject to contract of sale

    The terms of the leases (including options exercised) expire at various dates ranging from 2000 through 2024. Some of the leases contain purchase options to acquire title, with options to extend the leases for terms varying from ten to forty years. Five of the leases are subject to rental adjustments based upon inflation indexes. The leases generally require AMI to pay the cost of repairs, insurance, and real estate taxes.

    Each of the properties is subject to mortgage liens securing the Priming Loan and the Mortgage Loan. Each Mortgage Note is cross-collateralized and secured by all of the Inns. In addition, the land and building under lease in the Baltimore Washington International Airport Inn is subject to an additional mortgage held by the Ground Lessor.

    AMI has contracted to sell the Baltimore Pikesville Inn and, at the date of this Proxy Statement, the sale is scheduled to close on April 23, 1998. The gross sale price is $2,400,000. From that price, AMI will pay customary expenses of sale (including survey costs, legal fees, transfer taxes and brokerage commissions), the fee payable to W&H under the W&H Management Agreement, expenses of asbestos remediation and clean-up, and expenses of the removal of the "Holiday Inn" signs. The balance will be applied to pay the 2% prepayment penalty on, and to reduce the outstanding principal balance of, the Priming Loan. No amount of the sale proceeds will be available for distribution to the Unitholders.

    The following table represents the occupancy percentage, average daily room rate (ADR), and revenue per available room (REVPAR) achieved by each Inn for the years indicated:

                                               1997                                1996
                                  ------------------------------      -----------------------------
                                  Occup.                              Occup.
Location:                           %          ADR       REVPAR          %         ADR       REVPAR
-----------------------           ------     -------     -------      -------     ------     ------
MARYLAND
Baltimore Inner Harbor             67.9%     $103.25      $70.11        66.3%     $95.02     $63.01
Balt. Washington                   73.5%      $83.20      $61.13        72.4%     $78.08     $56.50
  Int'l Airport
Frederick                          61.6%      $54.05      $33.31        60.4%     $54.52     $32.96
Balt.-Cromwell Bridge              63.9%      $72.70      $46.43        61.1%     $69.89     $42.71
  Road
Balt.-Moravia Road                 50.8%      $50.01      $25.39        43.8%     $47.99     $21.02
Balt.-Belmont Blvd.                51.2%      $61.21      $31.33        53.6%     $57.73     $30.92
Balt.-Glen Burnie North            63.1%      $66.40      $41.92        65.3%     $59.24     $38.68
Balt.-Glen Burnie S.
 (Sold 7/29/97)                    69.3%      $56.68      $39.98        75.4%     $53.28     $40.18
Balt.-Pikesville                   57.9%      $64.50      $37.31        58.4%     $59.10     $34.51
PENNSYLVANIA
Lancaster-Route 30                 53.7%      $70.35      $37.80        59.6%     $67.20     $40.06
Lancaster-Route 501                55.2%      $60.25      $33.27        58.1%     $59.86     $34.75
York-Market Street                 50.7%      $54.15      $27.43        43.1%     $56.50     $24.37
York-Arsenal Road                  54.6%      $56.98      $31.11        50.9%     $57.67     $29.34
Hazleton                           56.8%      $56.36      $32.03        53.8%     $56.36     $30.31
CONNECTICUT
New Haven                          69.6%      $76.73      $53.43        65.2%     $70.78     $46.17
East Hartford                      71.1%      $69.36      $49.33        64.2%     $68.37     $43.89


(table continued)

                                             1995
                                  --------------------------
                                  Occup.
Location:                           %         ADR     REVPAR
---------------------------       ------    ------    ------
MARYLAND
Baltimore Inner Harbor             67.5%    $87.52    $59.06
Balt. Washington                   68.5%    $73.23    $50.20
  Int'l Airport
Frederick                          59.6%    $54.61    $32.53
Balt.-Cromwell Bridge              58.4%    $65.65    $38.31
  Road
Balt.-Moravia Road                 49.9%    $41.89    $20.89
Balt.-Belmont Blvd.                56.9%    $52.32    $29.78
Balt.-Glen Burnie North            56.5%    $58.25    $32.94
Balt.-Glen Burnie S.
 (Sold 7/29/97)                    77.2%    $48.32    $37.29
Balt.-Pikesville                   57.8%    $51.28    $29.63
PENNSYLVANIA
Lancaster-Route 30                 60.8%    $63.45    $38.60
Lancaster-Route 501                60.7%    $56.94    $34.56
York-Market Street                 45.9%    $56.86    $26.12
York-Arsenal Road                  55.3%    $57.51    $31.79
Hazleton                           56.6%    $53.07    $30.04
CONNECTICUT
New Haven                          70.3%    $65.76    $46.21
East Hartford                      64.7%    $62.79    $40.65



                           THE PARTIES TO THE SALE

THE PARTNERSHIP AND THE GENERAL PARTNER

    Each of the Partnership and AMI is a Delaware limited partnership organized in 1986. Certain administrative functions are performed for the Partnership and AMI by W&H. Therefore, the principal executive office of the Partnership is c/o Winegardner & Hammons, Inc., 4243 Hunt Road, Cincinnati, Ohio 45242 and its telephone number is 513-891-2920. The operation of the Inns is supervised from W&H's regional office at 301 West Lombard Street, Baltimore Maryland 2120.

    The General Partner is a Delaware corporation organized in 1986. The principal executive office of the General Partner is located at 21-00 Route 208 South, 2/nd/ Floor, Fair Lawn, New Jersey 07410 and its telephone number is 201-791-6166. The mailing address of the General Partner is P.O. Box 230, Hawthorne, New Jersey 07507.

    None of the Partnership, AMI and the General Partner, nor, to the best of the Partnership's knowledge, any directors, officers or controlling persons of the General Partner has, during the last five years, (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

SERVICO

    Servico, Inc. is a Florida corporation with its principal executive offices located at 1601 Belvedere Road, West Palm Beach, Florida 33406. Its telephone number is 561-689-9970. The principal business of Servico is the ownership and operation of approximately 75 hotels located in 23 states and Canada. Neither Servico nor, to the best of Servico's knowledge, any directors, executive officers or controlling persons has, during the last five years, (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

DIRECTORS AND EXECUTIVE OFFICERS OF THE PARTNERSHIP AND THE GENERAL PARTNER

    As limited  partnerships, the  entire management and  control of each  of
the  Partnership  and AMI  is vested  in  the General  Partner.   Neither the
Partnership nor AMI has officers or directors.

    Certain information is set forth below concerning the directors and officers of the General Partner, each of whom has been elected or appointed to serve until his successor is duly elected and qualified. Each such director and officer is a citizen of the United States of America. The Unitholders of the Partnership do not have voting rights with respect to the election of directors of the General Partner.


Name                 Position, Employer, Business and Address
----                 ----------------------------------------

S. Leonard Okin      Vice President and Director of the General Partner since
                     inception; Managing Director of the General Partner since
                     January 1, 1994; Vice President and Director of First
                     American Realty Associates, Inc., (mortgage brokers) from prior to 1989 to December 31, 1993(1); 21-00 Route 208
                     South, 2nd Floor, Fair Lawn, New Jersey 07410.

Robert A. Familant   Director of the  General Partner since August  19, 1994;
                     Secretary of the General Partner since November 5, 1997;
                     Treasurer/CEO of Progressive Credit Union (credit union) since prior to 1989 (2); 370 Seventh Avenue, 14th Floor,
                     New York, New York 10001.

Seymour G. Siegel    Director of the General Partner since November 21, 1994;
                     President of  Siegel Rich, Inc. (consulting  firm) since
                     January  1, 1994; Senior  Partner of  M.R. Weiser  & Co.
                     (accounting  firm) from prior  to 1989 (3);  310 Madison
                     Avenue, Suite 1509, New York, New York 10017.

__________________
(1) In 1994, with the approval of the Lenders, Mr. Okin entered into a Consulting Services Agreement (the "Consulting Services Agreement") with the Partnerships and the General Partner, giving him authority to make day to day operating decisions for the Inns, and for the purposes hereof will be referred to as Managing Director of the General Partner. First American Realty Associates, Inc. had performed mortgage brokerage services for Prime.

(2) Mr. Familant was elected and approved as an outside Director of the General Partner effective August 19, 1994.

(3) Mr. Siegel was elected and approved as an outside Director of the General Partner effective November 21, 1994.

    Under the Consulting Services Agreement, Mr. Okin, as an independent contractor, performs on behalf of the Partnership, AMI and the General Partner, the services normally performed by, and exercises the authority normally assumed or undertaken by, the chief executive officer of a corporation. The Consulting Services Agreement was effective December 1, 1994 through December 31, 1995, and has been extended on a yearly basis for a current term ending December 31, 1998. Unless the parties or the Lenders exercise their rights to terminate the Consulting Services Agreement, it is extended automatically for successive twelve-month periods. The Consulting Services Agreement is terminable, among other things, by 30 days prior written notice from the Partnership, AMI, or the General Partner to Mr. Okin of their election not to renew the agreement at the expiration of the initial or any renewal term; for cause; by 60 days prior written notice from Mr. Okin to the General Partner of Mr. Okin's election at any time to terminate the agreement; at any time by Mr. Okin if the Partnership, AMI and the General Partner for any reason are not able to maintain in place specified liability insurance coverage for Mr. Okin; and upon foreclosure by the Lenders on substantially all of the assets of the Partnerships, by notice from the Lenders to Mr.Okin given within ten days of such foreclosure.

DIRECTORS AND EXECUTIVE OFFICERS OF SERVICO

    Certain  information is  set  forth below  concerning  the directors  and officers of Servico, Inc., each of whom has been elected or appointed to serve until his or her successor is duly elected and qualified. Each such director and officer is a citizen of the United States of America.


Name                 Position Employer, Business and Address
----                 -------------------------------------------

David Buddemeyer     Chairman  of the  Board, President  and Chief  Executive
                     Officer of Servico, Inc.; 1601 Belvedere Road, West Palm
                     Beach, FL 33406

Karyn Marasco        Executive Vice President and Chief  Operating Officer of
                     Servico,  Inc.; 1601 Belvedere Road, West Palm Beach, FL
                     33406

Warren M. Knight     Vice President-Finance  and Chief  Financial Officer  of
                     Servico,  Inc.; 1601 Belvedere Road, West Palm Beach, FL
                     33406

Charles M. Diaz      Vice President-Administration and Secretary of Servico,
                     Inc.; 1601 Belvedere Road, West Palm Beach, FL 33406

Peter J. Walz        Vice-President-Acquisitions  of   Servico,  Inc.;   1601
                     Belvedere Road, West Palm Beach, FL 33406

Michael A. Leven     Director of Servico, Inc.; Chairman of the Board of U.S.
                     Franchise  Systems, Inc.  (Hotel Franchise  Company); 13
                     Corporate Square E250, Atlanta, GA 30329

Joseph C. Calabro    Director  of  Servico,  Inc.;  Principal  of  Joseph  C.
                     Calabro, C.P.A. (accounting firm); 868 Lancaster Avenue,
                     Devon, PA 19333

Peter R. Tyson       Director of Servico, Inc.; President of Peter R. Tyson &
                     Associates, Inc.  (hospitality consulting firm);  135 E.
                     State Street, Kenneth Square, PA 19348

Richard H. Weiner    Director of  Servico, Inc.;  Senior Partner  of  Cooper,
                     Erving,  Savage, Nolan  &  Heller (law  firm); 39  North
                     Pearl Street, Albany, NY 12207

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF THE GENERAL PARTNER

    As the only person performing services to the Partnerships comparable to the services of an officer, Mr. Okin is required to devote substantial time and effort to manage the Partnerships. The following table sets forth Mr. Okin's compensation paid in respect of the fiscal years ended December 31, 1997, 1996 and 1995.

                                                 Other Annual      Long Term           All Other
 Year          Salary             Bonus          Compensation      Compensation        Compensation
------       ---------          ---------        ------------      ------------        ------------
1997         $ 133,560          $  -             $  -              $  -                $  -
1996         $ 126,000          $  -             $  -              $  -                $  -
1995         $ 120,000          $  -             $  -              $  -                $  -


    Mr. Okin receives compensation as Managing Director of the General Partner. In addition, Mr. Okin received reimbursement for out-of-pocket expenses in 1997, 1996 and 1995 totaling approximately $36,100, $27,300 and $27,500, respectively (for office rent, secretarial services, utilities, airfare, postage, office supplies, etc.), and $19,000, $18,500 and $6,250, respectively, for attendance at board meetings.

    Directors are currently paid a fee of $1,000 for each Board meeting attended in New York and $1,500 for each meeting out of town, plus out of pocket expenses incurred for attending meetings.

    Beginning in 1996, the Partnerships retained the services of Siegel Rich, Inc., a consulting firm in which Seymour G. Siegel is a shareholder. In 1996 and 1997, the Partnerships paid Siegel Rich, Inc., approximately $16,000 and $44,000, respectively.

LEGAL PROCEEDINGS

    In the ordinary course of business, the Partnership and AMI are named as defendants in lawsuits relating to the operation of the Inns, principally involving claims for injury alleged to have been sustained in or near the Inns or for damages alleged to have been incurred in business dealings with AMI or others in connection with the Inns. Such claims are generally covered by insurance. Claims not covered by insurance have not, individually or in the aggregate, been material.

        MARKET PRICE OF, AND DISTRIBUTIONS ON, THE DEPOSITARY RECEIPTS

    The Units are units of limited partnership interest in the Partnership and are represented by Depositary Receipts. Since the initial public offering of the Units in December, 1986 through the date of this Proxy Statement, there have been 4,000,000 Units outstanding. At the Record Date, the Units were held of record by 526 persons.

    From the time of the initial public offering of Units in December, 1986, through June 19, 1997, the Depositary Receipts were traded on the New York Stock Exchange (the "NYSE"). Effective before the opening of the market on June 20, 1997, the Depositary Receipts were delisted by the NYSE because the aggregate market value of the Units, the three-year average net income of the Partnership and the net tangible assets of the Partnership available to the Units fell below the NYSE's continued listing criteria. From June 20, 1997 through July 8, 1997, the Depositary Receipts were traded by brokers who made a market in the Depositary Receipts, and since July 9, 1997, the Depositary Receipts have been traded on the Over the Counter Bulletin Board (the "OTCBB") under the ticket symbol "PMPI." Set forth below for each quarter since January 1, 1996 are the high and low reported sale price per Depositary Receipt on the NYSE (as reported in The Wall Street Journal) through June 19, 1997, the high and low reported bid price quoted by brokers (as reported by National Quotation Bureau, LLC) from June 20, 1997 through July 8, 1997, and the reported high ask and low bid price quoted on the OTCBB (as reported by IDD Information Services, Tradeline) since July 9, 1997. On November 6, 1997, the last trading day prior to the public announcement of the Proposal, the last reported bid price per Depositary Receipt on the OTCBB was $ 2-1/32.

                                                                HIGH                      LOW
                                                          ----------------          -----------------
1996:
----

    First Quarter                                                  13/16                       7/16
    Second Quarter                                                 1-1/8                       9/16
    Third Quarter                                                      1                        5/8
    Fourth Quarter                                                 15/16                        5/8

1997:
----

    First Quarter                                                      1                        5/8
    Second Quarter (through June 19)                                   1                       9/16
    Second Quarter (from June 20)                                      1                        1/2
    Third Quarter (through July 8)                                     1                        3/4
    Third Quarter (from July 9)                                    2-1/2                        3/8
    Fourth Quarter                                               2-15/16                      1-3/4

1998:
----

    First Quarter                                                  3-1/2                    1-15/16

    Second Quarter (through April __)                              2-3/8                      1-7/8



    On November 6,1997, the last trading day prior to the public announcement of the Proposal, the last reported bid price per Depositary Receipt on the OTCBB was $2-1/32. Subsequent to the public announcement through the date of this Proxy Statement, the Depositary Receipts traded above $2 per Unit, peaking at $3.50 per Depositary Receipt on March 2, and March 4, 1998. The General Partner understands that during the period from February 25, 1998 through March 5, 1998, Servico was making open market purchases of Depositary Receipts and a limited number of privately-negotiated transactions (which were reflected on the OTCBB). Since March 5, 1998, the reported bid and asked prices for, and trading volume of, Depositary Receipts on the OTCBB has declined. On April __, 1998, the last reported bid price per Depositary Receipt on the OTCBB was __________.

    The Transfer Agent for the Partnership is First Chicago Trust Company of New York. The address of the Transfer Agent is P.O. Box 2500, Jersey City, New Jersey 07303-2500.

    There have not been any distributions by the Partnership since the second quarter of 1990 (the last complete quarter before Prime's bankruptcy). The Partnership's cash flow, which is dependent on revenues from operations of the Inns, has not been sufficient to maintain quarterly distributions. In addition, the Partnership cannot make distributions to Unitholders until the Priming Loan is repaid, and then only so long as Mortgage Loan payments are maintained and proper reserves are funded as required.


                  PRINCIPAL HOLDERS, AND CERTAIN TRANSFERS,
                           OF DEPOSITARY RECEIPTS

PRINCIPAL HOLDINGS AT THE RECORD DATE

    The following table sets forth, as of March 16, 1998, the Record Date, the number of Units owned by the officers and directors of the General Partner and by all persons owning of record or, to the knowledge of the Partnership, beneficially more than 5% of the outstanding Units. The General Partner does not own any Units.

                     Ownership of Units
               ---------------------------------------------------
                                              Number           Total No.             Percentage
                                             of Units          of Units               of Units
Name & Address of Owner                        Held              Held               Outstanding
-----------------------                   --------------    ---------------      -----------------
S. Leonard Okin
c/o Prime-American Realty Corp.
P.O. Box 230
Hawthorne, NJ 07507-0230                       1,000                 1,000           0.025%

Servico, Inc.
1601 Belvedere Road
West Palm Beach, FL 33406                  2,004,319             2,004,319          50.108%

Prussia Associates, LP (1)
d/b/a Valley Forge Hilton
251 West DeKalb Pike
King of Prussia, PA 19406                     26,000(5)

CLBW Associates, LP (1)
d/b/a Holiday Inn Cityline
4100 Presidential Boulevard
Philadelphia, PA 19131                        24,000(5)

Martin W. & Kathleen P. Field
251 West DeKalb Pike                                               201,500(2)
King of Prussia, PA 19406                    151,500(5)                             5.0375%(2)

Jerome S. Sanzo
1127 High Ridge Road                                               208,500(4)
Stamford, CT 06905                             7,000(3)                             5.2125%(4)

Robert M. Broder, Trustee,
  The Field Family Trust
c/o Blank Rome Comisky &
    McCauley LLP
    One Logan Square
    Philadelphia, PA 19103-6998              240,000(5)            240,000           6.000%

_______________

(1) Holder  is a limited partnership whose  sole general partner is Martin W.
    Field.

(2) Includes 26,000 Units held by Prussia Associates, L.P., 24,000 Units held by CLBW Associates, LP and 151,500 Units held by Martin W. Field and Kathleen P. Field.

(3) Includes 5,000 Units held by Mr. Sanzo individually and 2,000 Units held by Mr. Sanzo jointly with his wife.

(4) Includes 26,000 Units held by Prussia Associates, L.P., 24,000 Units held by CLBW Associates, LP, 151,500 Units held by Martin W. Field and Kathleen P. Field and 7,000 Units held by Jerome S. Sanzo as a "Group" (within the meaning of Rule 13d-5(b)(1)) under the Exchange Act.

(5) Subsequent to the Record Date, the Units held by Prussia Associates, LP, CLBW Associates, LP, Martin W. and Kathleen P. Martin, and Robert M. Broder, as Trustee of The Field Family Trust, were sold to Servico, Inc.

RECENT TRANSFERS OF DEPOSITARY RECEIPTS

    During  the past  two years  neither the General  Partner nor  any of its
officers or directors  has purchased or sold any Units.   During the past two
years, Servico, Inc. has made the following purchases of Units:


                                                                                            Average
                                                                                            Price of
                                           Number of             Price Range of              Units
              Quarter                        Units               Units Acquired            Acquired
              -------                   --------------          ----------------        --------------
First Quarter of 1998                      2,004,319              $2.4375-$3.50             $3.4315

Second Quarter of 1998                       441,500*                 $3.50                 $3.50


---------

* Comprised of the Units sold by Prussia Associates, LP, CLBW Associates, LP, Martin W. and Kathleen P. Martin, and Robert M. Broder, as Trustee of The Field Family Trust.

    As indicated under "The Proposal--The Sale--The Field Payment," if the Proposal is approved by the holders of a majority of the Units, Field or his designee will be entitled to receive the $500,000 Field Payment, which the Partnership understands represents payment of or reimbursement for fees, costs, expenses and expenditures in connection with the proxy solicitation by DMC.

    Servico, Inc. acquired the Units purchased by it with its working capital and has advised the Partnership that it also intends to pay the Purchase Price with its working capital.


                           SELECTED FINANCIAL DATA

                                 1997(a)        1996(a)        1995(a)        1994(a)        1993(a)
                               ----------    ------------    -----------    ----------     -----------
                                                   (in thousands except per Unit amounts)
OPERATING DATA:
Total revenues(b)               $ 50,352       $  49,584      $  47,469      $  44,173      $  46,261
Net loss                        $ (3,330)     $   (2,188)     $  (2,280)     $  (4,673)     $  (1,215)
Net loss allocable to
  limited partners              $ (3,297)      $  (2,166)     $  (2,257)     $  (4,626)     $  (1,203)
Per Unit loss
  allocable to limited
  partners                      $  (0.82)      $   (0.54)     $   (0.56)     $   (1.16)     $   (0.30)

BALANCE SHEET DATA:
Total assets                    $ 51,707       $  53,972      $  57,001      $  60,673      $  64,009
Long-term debt,
  net of current
  maturities                    $ 63,544       $  65,691      $  65,645      $  66,627      $  65,912
Partners' deficit               $(21,251)      $ (17,921)     $ (15,733)     $ (13,453)     $  (8,780)


(a) As a result of the fact that W&H's system of accounting for all properties under its management operates under a 52/53 week year (1993 through 1995 were 52 week years, 1996 was a 53 week year, and 1997 was a 52 week year) that closes for bookkeeping purposes on that Friday which is most proximate to December 31 of any given year, the financial year of AMI for 1997 ended January 2, 1998; for 1996 ended January 3, 1997; for 1995 ended December 29, 1995; for 1994, December 30, 1994; and for 1993, December 31, 1993.

(b) Includes $362,000,  $361,000,  $374,000, $341,000  and  $304,000 for  the
    years ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively, of other income (principally interest income). In addition, it includes $1,025,000 and $4,389,000 for the years ended December 31, 1995 and 1993, respectively, of non-recurring revenue from the settlement of claims by the Partnership and AMI against Prime and its affiliates in the Prime bankruptcy.

    The Inns' room statistics are as follows:

                                       1997                                     1996
                      -----------------------------------       ----------------------------------
                      AVERAGE DAILY ROOM       OCCUPANCY        AVERAGE DAILY ROOM      OCCUPANCY
                             RATE              PERCENTAGE              RATE             PERCENTAGE
                      ------------------       ----------       ------------------      ----------
1st Quarter                 $66.94               48.9%                $63.76              45.3%
2nd Quarter                 $73.95               70.0%                $69.50              68.7%
3rd Quarter                 $75.01               72.8%                $71.44              72.4%
4th Quarter                 $72.64               55.6%                $67.54              57.2%
Full Year                   $72.56               61.8%                $68.53              60.8%


(table continued)

                                      1995                                      1994
                      -----------------------------------       ----------------------------------
                      AVERAGE DAILY ROOM       OCCUPANCY        AVERAGE DAILY ROOM       OCCUPANCY
                             RATE              PERCENTAGE              RATE             PERCENTAGE
                      ------------------       ----------       ------------------      ----------
1st Quarter                 $59.84               47.8%                $56.33               48.0%
2nd Quarter                 $64.74               69.4%                $61.79               69.4%
3rd Quarter                 $67.06               72.2%                $61.10               72.7%
4th Quarter                 $62.51               56.8%                $58.72               57.5%
Full Year                   $63.95               61.6%                $59.82               61.9%



         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATION

FINANCIAL CONDITION

    Until the end of September, 1997, it had been the intention of AMI to continue to operate the Inns as going concerns. In late September, the General Partner entered into negotiations with Servico for the Sale of the Interest and, on November 7, 1997, entered into an acquisition agreement amended as of March 12, 1998, for such Sale. If the Sale is consented to by a majority of the Unitholders, the Partnership's interest in the Inns will terminate at the Closing and the Partnership will be dissolved and
liquidated.    See  "The  Proposal,"  "The  Acquisition  Agreement"  and "The
Liquidation."

    AMI sold the Glen Burnie South Inn in July, 1997, has entered into a purchase contract for the Baltimore Pikesville Inn, has listed for sale the Baltimore-Moravia Road, Lancaster-Rt. 501, York-Market Street and Hazleton Inns, and had intended to sell (but, at the request of Servico, has taken off the market) the Baltimore-Belmont and Frederick Inns. These Inns are "highway oriented" properties that, having exterior corridors and being older properties, have a dated appearance and are either losing money or, in the opinion of the General Partner, will not produce a sufficient return to justify the costs to complete the PIPs and the franchise fees for renewal of their "Holiday Inn" franchises. As with the sale of the Glen Burnie South Inn, the net sale proceeds of these Inns will be applied to reduce the outstanding principal balance of the Priming and Mortgage Loan, as required by the Priming and Mortgage Loan Agreements.

    So long as the Partnership owns the Interest, the Partnership's investment in the Inns continues to be subject to the risks generally incident to the ownership of real estate, including those relating to the uncertainty of cash flow to meet fixed obligations, adverse changes in national economic conditions, adverse changes in local market conditions, construction of new hotels and/or the franchising by HHC of competitor hotels, changes in interest rates, the availability of financing for operating or capital needs (including to finance any PIPs and the renewal of the "Holiday Inn" franchise agreements), the availability of suitable franchise affiliations, changes in real estate tax rates and other operating expenses, adverse changes in governmental rules and fiscal policies, acts of God (which may result in uninsured losses), condemnation and other factors that are beyond the control of the General Partner, the Partnership, AMI or W&H.

RESULTS OF OPERATIONS

     The Partnership derives its income from its 99% interest in AMI, whose income is generated from the operations of the Inns. Operating Partners receives all lodging and other revenues derived from, and is responsible for the payment of all expenses directly attributable to, the operation of the Inns. Set forth below is information as to lodging and food and beverage revenues and expenses generated from the operations of the Inns (in thousands):


                                                     1997                  1996                 1995
                                                   ---------            ---------            ---------
Operating revenues:
    Lodging                                        $  40,852            $  39,488            $  36,668
    Food & beverage                                    9,138                9,735                9,402
                                                   ---------            ---------            ---------
    Totals                                            49,990               49,223               46,070
                                                   ---------            ---------            ---------

Direct operating expenses:
    Lodging                                            9,622                9,462                8,998
    Food & beverage                                    7,827                9.112                7,809
    Marketing                                          3,521                3,500                3,334
    Utilities                                          2,896                3,053                2,956
    Repairs & maintenance                              3,600                3,680                3,490
    Rent                                               1,304                1,316                1,317
    Insurance                                            771                  705                  630
    Property taxes                                     1,395                1,382                1,380
    Other                                              8,644                8,369                7,718
                                                   ---------            ---------            ---------
    Totals                                            39,580               39,579               37,632
                                                   ---------            ---------            ---------

Operating revenues in excess of
    direct operating expenses                      $  10,410            $   9,644            $   8,438
                                                   =========            =========            =========


    Total revenues increased to $50,352,000 in 1997, from $49,584,000 in 1996 and $47,469,000 in 1995 (including non-recurring income of $1,025,000 in 1995 from the settlement of claims by the Partnerships against Prime and AMI Management in the Prime Bankruptcy (the "Prime Settlement")). The Partnerships' net loss for the year ended December 31, 1997 was $3,330,000 (which includes an expense for accrued shared appreciation of $4,500,000 and $1,011,000 of a gain on the sale of the Glen Burnie South Inn). Net income before the expense for accrued shared appreciation and the gain on sale of the Glen Burnie South Inn was $159,000, as compared to a net loss from operations of $2,188,000 for the year ended December 31, 1996 and a loss of $2,280,000 (which includes non-recurring income of $1,025,000 from the Prime Settlement) for the year ended December 31, 1995.

    The following table compares the room revenues, occupancy percentage levels and ADR for the years indicated:

                                       1997           1996             1995
                                   -----------    -----------      ----------
Lodging revenues (in thousands)    $   40,852     $   39,488       $  36,668
Occupancy percentage                     61.8%          60.8%           61.6%
ADR                                $    72.56     $    68.53       $   63.95

The continued increase in the ADRs at the Inns has been accomplished by attracting and maintaining the higher ADR market segments (hotel guests categorized as individual business, leisure and government guests, etc. and groups such as corporate, association, tours, crews, etc.). Attracting and maintaining the higher ADR segments has been accomplished by increased marketing and sales promotions and the attractiveness of the Inns as a result of the capital improvement program completed in 1994 and the continuation of capital improvements during 1995, 1996 and 1997. In attracting the market segments with higher ADR, the Inns have had to remove most of their lower ADR market segments (such as airline crews and tour groups). The repositioning of market segment business contributed to the slight declines in occupancies over 1995 and 1996. However, the Inns were able to increase their occupancy 1.0%, to 61.8%, in 1997, compared to 60.8% in 1996. The increase in occupancy was reflective of fair weather conditions in the first quarter of 1997 as compared to the harsh winter weather in the first quarter of 1996. In addition, the Inns were able to increase rooms occupied due to the stable and growing economic conditions and the increase in business and leisure travel during 1997. Since there continues to be intense competition in the geographic areas where the Inns are located, the Partnerships and W&H believe occupancy levels at the Inns will not substantially increase over the next year. This is partially due to the fact that approximately one-third of the Inns are "highway oriented" location properties (which in general have lagged behind in demand, as compared to midscale and urban, suburban and airport location properties). Also, these "highway oriented" Inns have an external dated appearance due to their age, which contributes to their median occupancy levels.

    Food and beverage revenues declined to $9,138,000 in 1997 from $9,735,000 in 1996 and $9,402,000 in 1995. The decline is partially attributable to the loss in food and beverage sales in the fourth quarter of 1997 (approximately $90,000) from the sale of the Glen Burnie South Inn. During the third and fourth quarter of 1997, breakfast, lunch, dinner and banquet revenues declined substantially, largely as a result of the Inns' inability to retain their respective share of the food and beverage market, due to increased restaurant and bar competition. The decline in banquet revenues was partially offset by increased meeting room business, which tends to generate more lodging business, reflected in increased occupancies (and the increased revenues from that use) by the higher rated market segments that the Inns have attracted.

    Direct  operating  expenses  were $39,580,000  in  1997,  as  compared to
$39,579,000 in  1996  and $37,632,000  in  1995.   The  increase  in  lodging
expenses is reflective of increased labor costs and increases in expenses that are incurred in servicing the higher rated market segments, such as complimentary room amenities, travel agent commissions, and guest supplies. Food and beverage expenses decreased, primarily as a result of the decrease in food and beverage sales. Increases in marketing expenses, such as advertising costs and hotel promotions, were incurred in an effort to attract and maintain the higher rated market segments. The utility costs decreased in 1997 as a result of the milder weather as compared to 1996. The repair and maintenance costs decreased in 1997 over 1996, although the repairs and maintenance costs were reflective of the age of the Inns. Insurance costs increased due to general liability and property insurance rate increases. The increases in other expenses, included in direct operating expenses, reflect higher administrative and general expenses directly incurred in the operations of the Inns, such as administrative labor, employment and training costs, protection expense, and in costs that vary with revenues, such as franchise fees paid to HHC, management fees paid to W&H, and credit card commissions.

    Other general and administrative costs increased due to the additional time and expense incurred with respect to the franchise renewals, review and negotiation of the PIP's and related costs and financing, the Servico transaction and other matters. Depreciation and amortization expense decreased in 1997 due to assets becoming fully depreciated in 1997. In addition, property and equipment expenditures decreased in 1997 as a result of the negotiations with HHC over the PIPs. Interest expense decreased in 1997 as a result of the lower principal amount of the Tranche A portion of the Priming Loan following the application of the net proceeds from the sale of the Glen Burnie South Inn in July, 1997 to reduction of the Tranche A Loan. For 1997, the Partnerships recorded $4,500,000 as additional interest and incentive management fees under the Mortgage Loan and the W&H Management Agreement.

LIQUIDITY AND CAPITAL RESOURCES

    The changes in cash and cash equivalents are summarized as follows:

                                                                   1997         1996          1995
                                                               ---------     ----------     ----------
     Net cash provided by operating activities                 $  2,807      $  2,317       $  2,092
     Net cash used in investing activities                         (456)       (2,275)        (2,668)
     Net cash used in financing activities                       (2,196)            -             -
                                                               ---------     ----------     ----------
     Net increase (decrease) in cash and cash equivalents       $   155      $     42       $   (576)
                                                               =========     ==========     ==========

    In 1995, cash provided by operating revenues exceeded cash used for operating expenses of the Inns and of the Partnerships, resulting in net cash being provided by operating activities.

    Net cash used in investing activities was $2,668,000 in 1995, of which $2,423,000 was utilized for capital improvements and refurbishments and $245,000 of increases in restricted cash. The restricted cash accounts included the net increase in the FF&E Reserve of $221,000 (funding plus interest earned of $2,337,000 less capital expenditures of $2,117,000) and increases of $24,000 in the interest reserve and tax escrow accounts.

    AMI borrowed $1,200,000 under the Tranche B Loan to supplement operating cash flow deficiencies during the first quarter of 1995. The entire Tranche B Loan was repaid from excess working capital during the second quarter of 1995.

    In 1996, cash from operating activities exceeded cash used for operating expenses of the Inns and of the Partnerships, which resulted in net cash being provided by operating activities.

    Cash used in investing activities was $2,275,000 in 1996, which included $1,880,000 of additions to property and equipment, and $395,000 of increases in restricted cash. The restricted cash accounts included the net increase in the FF&E Reserve of $364,000 (funding plus interest earned of $2,517,000, less capital expenditures of $2,153,000) and increases of $31,000 in the interest reserve and tax escrow accounts.

    AMI borrowed $1,600,000 under the Tranche B Loan to supplement operating cash flow deficiencies during the first quarter of 1996. The entire Tranche B Loan was repaid from excess working capital prior to the end of the third quarter of 1996.

    In 1997, cash from operating activities exceeded cash used for operating expenses of the Inns and of the Partnerships, which resulted in net cash being provided by operating activities. Net cash provided by operating activities increased in 1997, as compared to 1996, as a result of increased revenues from operations.

    Cash used in investing activities was $456,000 in 1997, which included additions to property and equipment of $1,519,000 and increases in restricted cash of $1,176,000, offset by the net proceeds from the sale of the Glen Burnie South Inn of $2,239,000. The restricted cash accounts included the net increase in the FF&E Reserve of $970,000 (funding plus interest earned of $2,604,000 less capital expenditures of $1,634,000) and increases of $206,000 in the interest reserve and tax escrow accounts.

    Net cash used in financing activities totaled $2,196,000 in 1997, from the payment to the Tranche A portion of the Priming Loan from the net proceeds of the sale of the Glen Burnie South Inn. AMI borrowed $1,600,000 under the Tranche B Loan to supplement operating cash flow deficiencies during the first quarter of 1997. The entire Tranche B Loan was repaid from excess working capital prior to the end of the second quarter of 1997.

    Until the Priming Loan is paid in full, no principal is required to be paid on the Mortgage Notes from operating cash. In 1992 and 1993, interest on the Mortgage Notes was payable at 7% per annum; in 1994, at 8% per annum; and after 1994, at 10% per annum (including on the Deferred Amount). The outstanding principal amount of the Mortgage Notes has been reduced by $8,827,000 from the proceeds of the Prime Settlement ($3,419,000 during 1992, $4,383,000 during 1993, and $1,025,000 during 1995).

    The Partnerships' ongoing cash requirements are for working capital, debt service and the funding of required reserves. The Partnerships' source of liquidity is the operations of the Inns, which during the winter months have been insufficient to fund working capital, debt service and required reserves. AMI may however, borrow up to $2,500,000 of the Tranche B portion of the Priming Loan for operating cash deficiencies, but must repay any amount borrowed if for any month cash on hand exceeds working capital requirements, as defined in the Priming Loan. There were no Tranche B borrowings outstanding as of December 31, 1997, 1996 and 1995. Approximately $989,000 of working capital cash was on hand as of December 31, 1997.

    Presently the Partnerships have a capital replacement reserve of approximately $2,165,000, which is available only for capital improvements and refurbishments. Beginning in 1993, the FF&E Reserve was required under the Priming Loan, to be funded on a monthly basis at 1.5% of revenues. The required funding of the FF&E Reserve increased to 4% of revenues in 1994, and 5% thereafter. The interest reserve account contains approximately $658,000. The interest reserve account was established through the initial Priming
Loan, and, at the option of the Lenders, may be used to cure any default under the Priming Loan. No additional funding to the interest reserve is required under the Priming Loan.

    No distributions can be made to Unitholders until the Priming Loan is paid in full, proper required reserves are maintained, and proper payments are made on the Mortgage Notes, which would include principal reduction. There is no guarantee that there will ever be excess cash for distributions to Unitholders.

    As indicated under "The Proposal Background; Reasons for the Sale," the General Partner and AMI have been unable to arrange financing necessary for renewal of the "Holiday Inn" franchises that were to have expired in 1997 and the General Partner believes that sale of the Partnership's Interest, or the sale of the Inns, is the only alternative to loss of the "Holiday Inn" franchises for many of the Inns and a consequent Event of Default under the Priming and Mortgage Loans (which the General Partner believes will result in foreclosure on the Inns and the loss of the Unitholder's equity in the Partnership. Accordingly, the Partnership has contracted to sell the Interest to Servico and anticipates closing the Sale during early 1998 and liquidating.

    Under the Internal Revenue Code, a publicly traded partnership, such as the Partnership, is taxable as a corporation unless it satisfies certain conditions. However, subject to various limitations, publicly traded partnerships in existence on December 17, 1987 were generally exempt from taxation as a corporation until after 1997. If the Partnerships' operations continue as described herein, the Partnership would not be taxed as a corporation until after 1997. However, a publicly traded partnership which adds a substantial new line of business is not eligible for such exemption and it is possible that the Internal Revenue Service could contend that the Partnership should be taxed as a corporation after November 29, 1990, the date of the termination of the Lease. If the Partnership were taxable as a corporation, its operating losses should eliminate any tax liability for some time.

    Effective on January 1, 1998, the Partnership would be treated as a corporation for Federal income tax purposes, unless the Partnership made an election to be treated as an "electing partnership". As an electing partnership, the Partnership would still be treated as a partnership for Federal income tax purposes but would be subject to a 3.5% tax on all gross income earned by the Partnership. The General Partner made this election in 1998.


                   CERTAIN U.S. FEDERAL INCOME TAX MATTERS

    The following is a summary of material Federal income tax considerations associated with the Sale of the Interest and Liquidation of the Partnership. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations thereunder and relevant administrative and judicial precedent as of the date of this Proxy Statement. There can be no assurance that legislative or administrative changes or judicial decisions significantly modifying the Federal income tax consequences described herein will not occur in the future, possibly with retroactive effect. In addition, there can be no assurance that the described tax consequences of the Sale and Liquidation will not be challenged by the Internal Revenue Service (the "Service"), or that such challenge would not ultimately be sustained, possibly resulting in an increase in the income tax liability of the Partnership or the Unitholders. In the event of any such challenge to a Unitholder's income tax return, the Unitholder will bear the cost incurred in contesting such challenge, regardless of the outcome.

    The summary of U.S. Federal income tax considerations contained herein is not intended to be a complete summary of tax consequences of the Sale or Liquidation and is not intended as a substitute for careful tax planning and analysis. In addition, this discussion only addresses the tax consequences to Unitholders treated as U.S. persons under the Code and does not discuss the consequences to non-U.S. Unitholders. Further, the tax aspects of the Sale and Liquidation may differ for Unitholders subject to specialized rules, such as S corporations, insurance companies and qualified employee benefit plans. ACCORDINGLY, UNITHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX IMPACT OF THE SALE AND LIQUIDATION ON THEIR OWN PARTICULAR SITUATIONS.

GROSS INCOME TAX IMPOSED ON THE PARTNERSHIP

    As a result of 1997 Federal income tax law changes applicable to certain publicly-traded partnerships, effective on January 1, 1998, the Partnership would have been classified as a corporation for Federal income tax purposes, unless the Partnership made an election to be treated as an "electing partnership". The General Partner believed that it would be in the best interests of the Partnership and the Unitholders to make this election, and the General Partner has filed such an election with the Service. As an electing partnership, the Partnership will be entitled to retain its tax status as a partnership for Federal income tax purposes, but will be subject to a 3.5% tax on all gross income from the active conduct of trades and businesses by the Partnership. The Partnership's distributive share of gross income from its interest in AMI for the portion of 1998 ending the date of the Sale will be considered "gross income from the active conduct of a trade or business" by the Partnership. Thus, the Partnership will be subject to such 3.5% tax on the gross income ("Gross Income Tax") from the operations of AMI includable in the Partnership's gross income. In computing its taxable income, the Partnership will not be entitled to a deduction for the Gross Income Tax, and thus, a Unitholder's distributive share of the Partnership's operating income and expenses will not include a deduction for the Gross Income Tax paid and a Unitholder will not otherwise be entitled to a deduction for the Gross Income Tax paid by the Partnership.

    Calculation of Partnership's Gross Income. The Partnership's gross income will generally include its share of the gross income of the AMI. Gross income generally includes all revenues generated from providing services and any gain from the sale of property. Therefore, AMI's gross income from the active conduct of its trade or businesses will include
(i) all revenues generated from room and facility rentals and (ii) net revenues generated from sale of food and beverages (i.e., gross sales less the cost of goods sold). In addition, the Partnership will recognize gain on the sale of the Baltimore Pikesville Inn (i.e., the gross sale price less the brokerage commission and the selling price adjustment in the nature of an asbestos remediation expense). As discussed under "Sale of Limited Partnership Interest - Gross Income Tax" below, it is not clear whether such gain will be subject to the Gross Income Tax.

    Adjustment to Unitholder's Tax Basis. A Unitholder's tax basis in the Partnership generally will equal the Unitholder's cost (including liabilities assumed) increased by (i) the Unitholder's share of the Partnership's taxable income each year, (ii) the Unitholder's share of tax-exempt income (if any), and (iii) any increase in Unitholder's share of nonrecourse liabilities of the Partnership. A Unitholder's tax basis will generally be decreased
(i) the  Unitholder's  share  of  each  distribution  from  the  Partnership,
(ii) the  Unitholder's share  of losses  and deductions  of the  Partnership,
(iii) any decrease in the Unitholder's share of nonrecourse liabilities of the Partnership and (iv) the Unitholder's share of nondeductible expenditures that are not properly chargeable to the capital account. Since the Gross Income Tax is a nondeductible expenditure and should not create basis in an asset, a Unitholder will likely be required to decrease his, her or its basis in the Partnership by the Unitholder's share of the Gross Income Tax.

SALE OF LIMITED PARTNERSHIP INTEREST

    As a result of the Sale of the Interest, the Partnership will recognize gain to the extent that the Purchase Price plus the Partnership's share of the liabilities of AMI prior to the Sale exceeds its tax basis in the Interest. Such gain or loss will generally be capital gain or loss except to the extent that the Sale is attributable to the Partnership's allocable share of Section 751 assets (generally unrealized receivables, inventory and potential depreciation recapture), in which case a portion of the gain or loss will be ordinary gain or loss. In addition, as a result of the Sale, the Partnership will cease to be a limited partner in AMI, and the Partnership will be allocated its share of AMI's income, gain, loss, and deductions for 1998 through the date of the Sale.

    Gross Income Tax. The term "gross income from the active conduct of a trade or business" is not defined in the Code, and no Regulations or Service rulings have addressed this issue. The legislative history accompanying the enactment of the Gross Income Tax provision provides no guidance regarding the meaning of this term, and therefore, it is uncertain at this time whether the Gross Income Tax will apply to the Partnership's share of the gain realized on the sale of the Baltimore Pikesville Inn or to the gain realized by the Partnership on the Sale. Since the gross income received by the Partnership from its interest in AMI is considered gross income from the active conduct of a trade or business, the Service may contend that the gains recognized as a result of the sale of the Baltimore Pikesville Inn and the Sale should also be considered gross income from the active conduct of a trade or business. However, since neither the Partnership's, nor AMI's, regular trade or business is selling hotels or portfolios of hotels, and the Partnership's trade or business is not selling partnership interests, the gains on the sale of the Baltimore Pikesville Inn and the Sale could arguably not be considered the active conduct of a trade or business. If the Partnership is subject to a Gross Income Tax on the sale of the Baltimore Pikesville Inn and the Sale, the proceeds available for distribution to Unitholders upon liquidation will be reduced. To date, the General Partner has not determined whether the Partnership intends to pay Gross Income Tax on such gains.

LIQUIDATION OF THE PARTNERSHIP

    The Partnership will distribute the Purchase Price, less any taxes owed by the Partnership for its 1998 taxable year (including the Gross Income Tax and any applicable state and local taxes), the Field Payment and any expenses of the Partnership payable from the Purchase Price, to the Unitholders in complete liquidation of the Partnership. See "Expected Consequences of Sale and Liquidation." The Partnership will not recognize additional gain or loss upon the liquidating distribution. A Unitholder will recognize gain or loss equal to the difference between such Unitholder's tax basis in his, her or its Units and the cash the Unitholder receives upon the Liquidation. A Unitholder's basis in his, her or its Units will be adjusted to account for his, her or its share of the Partnership's income or loss for the 1998 taxable year until the liquidation (including gain from the Sale) and as discussed previously a Unitholder should be required to reduce his, her or its basis in the Units for his, her or its Share of the Gross Income Tax. Such gain or loss will be capital gain or loss if the Units were held as capital assets, but the tax rate applicable to such gain will depend upon the Unitholder's holding period (that is, one year or less, more than one year but not more than 18 months or more than 18 months).

    Tax Deductibility of the Field Payment. It is not entirely clear whether all or a portion of the Field Payment made by the Partnership will be treated as an ordinary and necessary deductible business expense of the Partnership. If all or a portion of the Field Payment is not treated as a deductible expense, it is possible that all or a portion of the Field Payment will be deemed to originate pursuant to the Sale. Under this characterization, the Field Payment (or a portion of the payment) will result in a decrease in the gain recognized by the Partnership on the Sale. Alternatively, it is possible that all or a portion of the Field Payment will be treated as nondeductible expense which creates an intangible capital asset. Unlike the Gross Income Tax, a Unitholder would not be required to reduce his, her or its basis by the Unitholder's share of the Field Payment. Therefore, if the payment is not deductible and results in the creation of an intangible capital asset, the Unitholder's pro rata portion of the payment will either (i) reduce the capital gain recognized by the Unitholder on the Liquidation, and/or (ii) increase the capital loss recognized by the
Unitholder on the Liquidation. To date, the General Partner has not determined how the Partnership will treat the Field Payment for Federal income tax purposes.

PASSIVE ACTIVITY RULE CONSEQUENCES

    Upon the Liquidation of the Partnership, any gain recognized by a Unitholder should be considered a passive activity gain (for purposes of applying the passive activity rules of Code Section 469). Any loss will constitute a  passive activity  loss to  the extent the  Limited Partner  has other passive activity income for the year. Any losses in excess of a Unitholder's passive activity income (including prior suspended losses) may be utilized to offset other nonpassive income of the Unitholder. Unitholders subject to the passive activity rules (generally individuals and certain closely held corporations) are urged to consult their tax advisors regarding the consequences of the Sale and Liquidation.

RESPONSIBILITY FOR FINAL PARTNERSHIP RETURN AND FUTURE TAX ISSUES

    Following the Sale and Liquidation, the General Partner, on behalf of a Partnership, will file the Partnership's final partnership income tax return. The General Partner will also have full responsibility and authority for any other accounting or tax-related matter arising after the dissolution of a Partnership, including acting as the "tax matters partner" representing the Partnership in any Federal or other audit of returns of the Partnership for any prior year.

    Unitholders should be aware that, while the Partnership will be dissolved if the Sale is consummated, such dissolution will not eliminate the possibility that the Service will challenge the tax treatment of the Partnership's activities for any prior year for which the statute of limitations for making adjustments has not lapsed. In particular, if the Partnership does not pay a Gross Income Tax on the gain on the Sale and the Service successfully contends that the Gross Income Tax applies to such gain, a Unitholder will be liable for his, her or its pro rata share of the Gross Income Tax plus applicable interest. If any adjustments are made to the Partnership's tax returns, the General Partner will so notify the Unitholders. Any tax audit or adjustments could result in the assessment of additional tax liabilities upon the Unitholders, which would be payable from their own funds and would not be reimbursable by the General Partner.

STATE AND LOCAL INCOME TAX MATTERS

    Unitholders should consider potential state and local tax consequences to them of the Sale and Liquidation. The state and local tax consequences to a Unitholder of the Sale, the Liquidation and the Field Payment may differ significantly from the Federal income tax treatment described above. EACH UNITHOLDER IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE STATE AND LOCAL TAX CONSEQUENCES OF THE SALE AND LIQUIDATION.



                           INDEPENDENT ACCOUNTANTS

    The consolidated financial statements and financial statement schedules of the Partnership for each of the years in the three-year period ended December 31, 1997 included in the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 have been audited by Coopers & Lybrand L.L.P.

    The General Partner has retained Coopers & Lybrand L.L.P. as the Partnership's independent accountants for the current fiscal year and has been advised that Coopers & Lybrand L.L.P. is independent with respect to the Partnership and its subsidiaries within the meaning of the Securities Act of 1933 and the applicable published rules and regulations thereunder. Representatives of Coopers & Lybrand L.L.P. are expected to be present at the Special Meeting and will have the opportunity to make statements if they desire and to respond to appropriate questions from Unitholders.


                     PRIME MOTOR INNS LIMITED PARTNERSHIP

                        INDEX TO FINANCIAL STATEMENTS
                                                                        PAGES


Report of Independent Accountants   . . . . . . . . . . . . . . . . . . . F-2
Consolidated Balance Sheets December 31, 1997 and 1996  . . . . . . . . . F-3
Consolidated Statements of Operations for the
  years ended December 31, 1997, 1996 and 1995  . . . . . . . . . . . . . F-5
Consolidated Statements of Partners' Deficit
  for the years ended December 31, 1997, 1996 and 1995  . . . . . . . . . F-6
Consolidated Statements of Cash Flows for the
   years ended December 31, 1997, 1996 and 1995 . . . . . . . . . . . . . F-7
Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . F-9


                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------


To the Partners of the
Prime Motor Inns Limited Partnership
and AMI Operating Partners, L.P.

    We have audited the accompanying consolidated balance sheets of Prime Motor Inns Limited Partnership and Subsidiary Limited Partnership (the Partnerships) as of December 31, 1997 and 1996, and the related consolidated statements of operations, partners' deficit and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnerships' management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prime Motor Inns Limited Partnership and Subsidiary Limited Partnership as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

    The accompanying consolidated financial statements have been prepared assuming that the Partnerships will continue as a going concern. As discussed in Note 1, the Partnerships have incurred significant operating losses and have a capital deficit at December 31, 1997. These matters raise substantial doubt about the Partnerships' ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Coopers & Lybrand L.L.P.
Cincinnati, Ohio
February 27, 1998, except for
Note 2, as to which the date
is March 12, 1998, and
Note 4b, as to which the date
is March 10, 1998

                     PRIME MOTOR INNS LIMITED PARTNERSHIP
                      AND SUBSIDIARY LIMITED PARTNERSHIP
                         CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 1997 AND 1996

                            (dollars in thousands)

                        ASSETS                                     1997                        1996
                                                                 -------                      ------
Current assets:
   Cash and cash equivalents                                    $    989                    $    834
   Accounts receivable, net of allowance for doubtful
     accounts in 1997 and 1996 of $22 and $19,
     respectively                                                   823                          774
   Inventories                                                      205                          222
   Prepaid expenses                                                 719                          952
   Other current assets                                              90                          106
                                                                --------                     -------
    Total current assets                                          2,826                        2,888
                                                                --------                     -------
Property and equipment:
   Land                                                           7,130                        7,653
   Buildings and leasehold improvements                          54,156                       55,382
   Furniture and equipment                                       39,227                       39,978
                                                                --------                     -------
                                                                100,513                      103,013
Less allowance for accumulated depreciation and                  (54,950)                    (54,188)
   amortization                                                 --------                     -------
                                                                  45,563                      48,825
                                                                --------                     -------
Cash and cash equivalents restricted for:
   Acquisition of property and equipment                          2,165                        1,195
   Interest and taxes                                               728                          522
Other assets, net                                                   425                          542
                                                                -------                      -------
    Total assets                                               $  51,707                    $ 53,972
                                                                ========                    ========

                     PRIME MOTOR INNS LIMITED PARTNERSHIP
                      AND SUBSIDIARY LIMITED PARTNERSHIP
                    CONSOLIDATED BALANCE SHEETS, CONTINUED
                          DECEMBER 31, 1997 AND 1996

                            (dollars in thousands)

LIABILITIES AND PARTNERS' DEFICIT                             1997                           1996
                                                          ---------                        --------
Current liabilities:
   Trade accounts payable                                  $   481                        $   484
   Accrued payroll                                             614                            660
   Accrued payroll taxes                                       149                            165
   Accrued vacation                                            453                            437
   Accrued utilities                                           287                            322
   Sales tax payable                                           265                            274
   Other current liabilities                                   486                            772
                                                          ----------                        --------
    Total current liabilities                                2,735                          3,114

Long-term debt                                              63,544                         65,691
Deferred interest                                            1,974                          2,872
Accrued shared appreciation                                  4,500                             -
Other liabilities                                              205                            216
                                                          ----------                       ------
    Total liabilities                                       72,958                         71,893
                                                          ----------                       ------
Commitments

Partners' deficit:
   General partner                                            (784)                          (751)
   Limited partners                                        (20,467)                       (17,170)
                                                          ---------                      ---------
    Total partners' deficit                                (21,251)                       (17,921)
                                                          ---------                      ---------
    Total liabilities and partners' deficit               $ 51,707                       $ 53,972
                                                          =========                      =========

The accompanying notes are an integral part of the consolidated financial statements.


                     PRIME MOTOR INNS LIMITED PARTNERSHIP
                      AND SUBSIDIARY LIMITED PARTNERSHIP
                    CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

               (dollars in thousands, except per unit amounts)


                                                              1997             1996             1995
                                                         ------------        --------          ------
REVENUES:
   Direct operating revenues:
      Lodging                                              $40,852           $39,488          $36,668
      Food and beverage                                      9,138             9,735            9,402
   Other income                                                362               361              374
   Lease settlement proceeds                                    --               --             1,025
                                                            --------          -------          ------
    Total revenues                                          50,352            49,584           47,469
                                                            --------          -------          ------
Direct operating expenses:
   Lodging                                                   9,622             9,462            8,998
   Food and beverage                                         7,827             8,112            7,809
   Marketing                                                 3,521             3,500            3,334
   Utilities                                                 2,896             3,053            2,956
   Repairs and maintenance                                   3,600             3,680            3,490
   Rent                                                      1,304             1,316            1,317
   Insurance                                                   771               705              630
   Property taxes                                            1,395             1,382            1,380
   Other                                                     8,644             8,369            7,718
Other general and administrative                               887               701              587
Depreciation and amortization                                3,838             5,423            5,473
Interest expense                                             5,888             6,069            6,057
Shared appreciation expense                                  4,500               --              --
Net gain on sale of Inn                                     (1,011)              --              --
                                                            -------           ------           ------
                                                            53,682            51,772           49,749
                                                            -------           ------           ------
Net loss                                                    (3,330)           (2,188)          (2,280)
Net loss allocable to general partner                          (33)              (22)             (23)
                                                            -------            ------          -------
Net loss allocable to limited partners
                                                          $(3,297)           $ (2,166)         $(2,257)
                                                           ========            =======          =======
Number of limited partner units outstanding                  4,000             4,000            4,000
                                                           ========            =======          =======
Net loss allocable to limited partners                    $ (.82)            $  (.54)          $(.56)
per unit                                                   ========            =======          =======


                 The accompanying notes are an integral part
                  of the consolidated financial statements.

                     PRIME MOTOR INNS LIMITED PARTNERSHIP
                      AND SUBSIDIARY LIMITED PARTNERSHIP
                 CONSOLIDATED STATEMENTS OF PARTNERS' DEFICIT
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                            (dollars in thousands)



                                                General            Limited
                                                Partner            Partners               Total
                                               ----------          ----------            ---------
Balance at December 31, 1994                      $(706)            $(12,747)            $(13,453)
Net loss                                            (23)              (2,257)              (2,280)
                                                  -------            --------              -------
Balance at December 31, 1995                       (729)             (15,004)             (15,733)
Net loss                                            (22)              (2,166)              (2,188)
                                                  -------            --------              -------
Balance at December 31, 1996                       (751)             (17,170)             (17,921)
                                                  -------            --------              -------
Net loss                                            (33)               (3,297)             (3,330)
                                                  -------            ---------             -------
Balance at December 31, 1997                      $(784)             $(20,467)           $(21,251)
                                                  =======            =========            ========

                 The accompanying notes are an integral part
                  of the consolidated financial statements.

                     PRIME MOTOR INNS LIMITED PARTNERSHIP
                      AND SUBSIDIARY LIMITED PARTNERSHIP
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                            (dollars in thousands)


                                                           1997             1996               1995
                                                       ---------        ----------         ---------
Cash flows from operating activities:
   Net loss                                            $  (3,330)      $ (2,188)          $ (2,280)
   Adjustments to reconcile net loss to net cash
     provided by operating activities:
   Depreciation and amortization of property              3,596           5,201              5,158
   Lease settlement proceeds                                -               -               (1,025)
   Amortization of other assets                             242             222                315
   Amortization of debt discount                             49              46                 43
   Long-term borrowings prepayment penalty                  (43)            -                  -
   Gain on sale of Inn                                   (1,011)            -                  -
   Changes in operating assets and liabilities:
     Accounts receivable                                    (49)           (113)               220
     Inventories                                             17              40                 10
     Prepaid expenses                                       233             (11)                45
     Other current assets                                    16               7                  6
     Other assets                                          (125)             -                  10
     Trade accounts payable                                  (3)            (84)               166
     Accrued payroll                                        (46)            (28)               (26)
     Accrued payroll taxes                                  (16)           (121)                28
     Accrued vacation                                        16             (36)                37
     Accrued utilities                                      (35)             (4)                77
     Sales tax payable                                       (9)             32                 21
     Other current liabilities                             (286)            101                 28
     Deferred interest                                     (898)           (813)              (741)
     Accrued shared appreciation                          4,500              -                 -
     Other liabilities                                      (11)             66                -
                                                         --------        --------           --------
     Net cash provided by operating activities            2,807           2,317              2,092
                                                         --------        --------           --------

                              The accompanying notes are an integral part
                               of the consolidated financial statements.

                                 PRIME MOTOR INNS LIMITED PARTNERSHIP
                                  AND SUBSIDIARY LIMITED PARTNERSHIP
                           CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
                         FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                        (dollars in thousands)

                                                           1997             1996               1995
                                                        --------        ----------         ----------
Cash flows from investing activities:
   Net proceeds from sale of Inn                       $  2,239        $        -        $        -
   Additions to property and equipment                   (1,519)          (1,880)           (2,423)
   Increase in restricted cash                           (1,176)            (395)            (2,45)
                                                         -------         ---------          -------
     Net cash used in investing activities                 (456)          (2,275)           (2,668)
                                                         -------         ---------          -------

Cash flow from financing activities:
   Repayment of long-term borrowings                     (2,196)              -                  -
   Borrowings under revolving credit facility             1,600            1,600             1,200
   Repayment of revolving credit facility                (1,600)          (1,600)           (1,200)
                                                         -------          ---------         -------
     Net cash used in financing activities               (2,196)              -                  -
                                                         -------          ---------         -------
Net increase (decrease) in cash and cash
equivalents                                                 155               42              (576)

Cash and cash equivalents, beginning of year                834              792             1,368
                                                         -------           --------         -------
Cash and cash equivalents, end of year                 $    989         $    834          $    792
                                                         =======           ========         =======
Supplementary cash flow data:
  Interest paid                                        $  6,737          $ 6,836          $  6,755
                                                         =======           ========         =======

Noncash activities:
  Lease settlement received from former affiliate
    in the form of stock used to reduce long-term
    debt                                               $      -         $      -          $  1,025
                                                         ========         =========         =======


                 The accompanying notes are an integral part
                  of the consolidated financial statements.

                     PRIME MOTOR INNS LIMITED PARTNERSHIP
                      AND SUBSIDIARY LIMITED PARTNERSHIP
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  ORGANIZATION, OPERATIONS AND BANKRUPTCY:

Prime Motor Inns Limited Partnership (the "Partnership") and its 99%-owned subsidiary, AMI Operating Partners, L.P. ("AMI"), were formed in October, 1986 under the Delaware Revised Uniform Limited Partnership Act. The
Partnership and AMI are referred to collectively as the "Partnerships". Prime-American Realty Corp. (the "General Partner"), a subsidiary of Prime Hospitality Corporation ("Prime"), formerly Prime Motor Inns, Inc., is the general partner of and holds as its principal asset a 1% partnership interest in the Partnership and in AMI.

In December, 1986, the Partnership consummated an initial public offering (the "Offering") of 4,000,000 units of limited partnership interest (the "Units") in the Partnership, and used the funds received to acquire the 99% limited partnership interest in AMI. AMI commenced operations in December 1986 when it used the Offering proceeds and issued mortgage notes (the "Mortgage Notes") in the principal amount of $61,470,000 to purchase 16 full service hotels (the "Inns") from subsidiaries of Prime. At December 31, 1997, the Partnerships operated and maintained 8 Inns in Maryland, 5 in Pennsylvania and 2 in Connecticut, all of which are presently franchised as part of the "Holiday Inn" system (see Note 4b).

Profits and losses from operations and cash distributions of the Partnerships combined are generally allocated 1.99% to the General Partner and 98.01% to the limited partners. Any profits and losses from operations in excess of certain specified annual and cumulative returns on investments in limited partner shares, as defined (generally 12.5%), are allocated approximately 30% to the General Partner and 70% to the limited partners.

Until November 30, 1990, the Inns were operated by AMI Management Corp. ("AMI Management"), another subsidiary of Prime, under the terms of a lease between AMI Management and AMI (the "Lease"), guaranteed by Prime (the "Guaranty"). The Lease was a net lease that granted AMI Management the right to use the Inns until December 31, 1991.

On September 18, 1990, Prime announced that it and certain of its subsidiaries, including AMI Management but not the General Partner, had filed for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Florida. AMI Management defaulted on the payment of base rent due November 1, 1990 under the Lease. On November 7, 1990, the Partnership gave notice of default to, and demanded payment from, AMI Management and Prime. AMI Management and Prime also filed a motion to reject the Lease and Guaranty and, by order of the bankruptcy court dated December 7, 1990, the bankruptcy court approved such rejection and the Lease and Guaranty were terminated effective as of November 30, 1990 (see Note 3).

AMI was in default under its mortgage loan agreement as of and prior to December 31, 1990 as a result of, among other things, the bankruptcy filing by Prime and AMI Management. On March 28, 1991, the Partnerships received a notice of acceleration and demand for payment of the entire outstanding balance of the Mortgage Notes along with certain conditions under which the lenders would pursue discussions with respect to restructuring the Mortgage Notes.

On February 28, 1992, AMI filed with the United States Bankruptcy Court for the Southern District of New York a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code, seeking confirmation by the bankruptcy court of a prepackaged plan of reorganization (the "Plan"). The New York Bankruptcy Court confirmed the Plan, on May 28, 1992, which became effective as of June 12, 1992 (the "Effective Date"). Upon confirmation of the Plan, the New York Bankruptcy Court approved the Restated Loan Agreement (the "Restated Loan Agreement") which, among other things, extended the maturity date of the Mortgage Notes to December 31, 1999 (see
Note 5 for a further discussion of this matter).

Although the Plan was approved, the Partnerships may not be able to continue as going concerns unless cash flow from operations are sufficient. The Partnerships have incurred significant operating losses and have a capital deficit at December 31, 1997. While the General Partner believes that improvements have been made in the physical condition and attractiveness of the Inns, the market position and competitiveness of the Inns and the financial condition and results of operations of AMI, the General Partner believes that financing is not available on acceptable terms to take the actions necessary to preserve the Unitholders' interest in the Inns. Additionally, the General Partner believes that the sale to Servico (see Note
2) maximizes and protects Unitholder value better than any of the available alternative courses of action, including continuing to hold and trying to operate the Inns and that further delay is likely to result in the loss of certain "Holiday Inn" franchises (see Note 4b), foreclosure of the Priming and Mortgage Loans (see Note 6), and diminution or loss of the value of the Unitholders' equity in the Partnership. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability of recorded asset amounts or the amounts of liabilities that might be necessary should the Partnerships be unable to continue as going concerns.

2.  PROPOSED SALE OF AMI AND THE GENERAL PARTNER:

The Partnerships entered into a definitive agreement dated as of November 7, 1997, as amended as of March 12, 1998, pursuant to which the 99% limited partnership interest in AMI will be sold for $12,000,000 in cash to Servico
Acquisition Corp., a wholly owned subsidiary of Servico, Inc. ("Servico"). The closing is conditioned on, among other things, approval of the limited partners. Upon closing of the aforementioned transaction the Partnership's only asset will be the cash received from Servico. It is anticipated that the Partnership will dissolve and wind up its affairs and distribute the net proceeds from the sale to the limited partners in accordance with a Plan of Liquidation.

The General Partner and its parent have entered into an agreement with Servico pursuant to which Servico will acquire the General Partner's 1% general partnership interest in AMI in exchange for a five year warrant to acquire 100,000 shares of Servico common stock at a price of $18 per share.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The following is a summary of certain significant accounting policies used in the preparation of the consolidated financial statements.

a. PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Partnership and its 99%-owned subsidiary limited partnership, AMI. AMI operates on the basis of a year ending on the Friday which is most proximate to December 31 of any given year. All material intercompany accounts and transactions have been eliminated.

b. CASH EQUIVALENTS: Cash equivalents are highly liquid investments with a maturity of three months or less when acquired.

c.  INVENTORIES:   Inventories are  stated at the  lower of  cost or  market, with cost determined on the first-in, first-out method. Inventories consist of:

                               1997               1996
                            --------           --------
  Food                      $130,000           $131,000
  Beverage                   64,000             70,000
  Linen                      11,000             21,000
                            --------           --------
                            $205,000           $222,000
                            ========           ========

d. PROPERTY AND EQUIPMENT: Property and equipment are stated at the lower of cost and fair market value. The net carrying value of property and equipment as of December 31, 1991 was reduced to estimated fair market value, through a charge to expenses in the amount of $46,354,000. Expenditures for improvements and major renewals are capitalized. Expenditures for maintenance and repairs, which do not extend the useful life of the asset, are expensed as incurred. For financial statement purposes, provision is made for depreciation and amortization using the straight-line method over the lesser of the estimated useful lives of the assets, ranging from 15 to 40 years for buildings and leasehold improvements and 3 to 10 years for furniture and equipment, and the terms of the related leases. For federal
income   tax  purposes,   accelerated  methods   are   used  in   calculating
depreciation.

e. IMPAIRMENT OF LONG LIVED ASSETS: The Partnerships review for impairment and recoverability of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to fair market value would be required. Properties held for sale are stated at the lower of cost and fair value less cost to sell. No write-downs have been recorded by the Company under the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets".

f. OTHER ASSETS: Franchise fees, deferred lease costs, and deferred debt acquisition costs are amortized on a straight-line basis over the estimated lives of the assets or the specific term of the related agreement, lease or mortgage loan.

g.  NET  LOSS PER  UNIT:  Net  loss per Unit  is calculated based  on the net
loss  allocable  to   limited  partners  divided   by  the  4,000,000   Units
outstanding.

h.  RECLASSIFICATION:    Certain  1996  amounts  have  been  reclassified  to
conform to the 1997 presentation.

i. FAIR VALUE OF FINANCIAL INSTRUMENTS: It is not practicable to estimate the fair value of borrowings under the Partnerships' long term debt due to the lack of quoted market prices for similar debt issues and the lack of current rates which would be offered to the Partnerships for debt with similar terms.

4.  OPERATIONS OF THE INNS:

a. LEASE AND GUARANTY: Prior to the rejection and termination of the Lease and Guaranty effective as of November 30, 1990, the Lease granted AMI Management the right to use the Inns for the operation of hotels and related purposes.

    AMI Management defaulted on the payment of $1,311,000 of base rent due on November 1, 1990. Pursuant to the joint motion approved by order of the bankruptcy court on January 8, 1991, the Partnerships, AMI Management and Prime entered into an agreement providing for the assumption by AMI of the operations of the Inns (the "Agreement"). The Partnerships also effectively assumed control over certain accounts receivable, supplies, equipment and other assets and responsibility for certain accounts payable and other liabilities arising from the operations of the Inns by AMI Management during the term of the lease. Disputes between the parties existed at December 31, 1991 as to, among other things, the value of certain assets and liabilities under the Agreement. AMI entered into an agreement in 1992 (the "Omnibus Agreement") under which, among other things, AMI assigned to the holders of the Mortgage Notes its claims against Prime and AMI Management and agreed that amounts recovered on such claims would be allocated among financial claims (the proceeds of which would be applied to the repayment of the Mortgage Notes) and operating claims (the proceeds of which would be available to finance capital improvements to the Inns).

    In July 1992, the servicing agent for the holders of the Mortgage Notes, Prime and AMI Management reached a settlement (the "Settlement") of claims which was approved by the Florida Bankruptcy Court. Under the Settlement, various claims of the holders of the Mortgage Notes against Prime and AMI Management were allowed; AMI will not make any payments to or for the benefit of any other party; and Prime, AMI Management and AMI have exchanged mutual releases.

    Since 1992, AMI and the mortgage lenders received total proceeds as a result of the Settlement of approximately $8,874,000, of which $8,827,000 was utilized to reduce the principal amount of the Mortgage Notes (of which $1,025,000 was recognized in 1995) and $47,000 was used to fund capital improvements as required by the Omnibus Agreement. Lease settlement proceeds recorded as income in 1995 represent the value assigned to 127,924 shares of Prime common stock allocated to the Partnerships during 1995 related to the settlement of financial claims. In accordance with the terms of the Omnibus Agreement, the settlement proceeds were required to be applied to the repayment of the Mortgage Notes.

b. FRANCHISE AGREEMENTS: The Inns are operated as a part of the "Holiday Inn" system which is administered by Holiday Hospitality Corporation, formerly Holiday Inns Inc., and its affiliates (collectively, "HHC"). The Holiday Inn franchise agreements for four Inns expire one each in 1998, 1999, 2001 and 2005.

    During 1997, eleven of the Inns' franchise agreements expired, which subsequently were extended through March 10, 1998. For five of these Inns, HHC has advised the Partnerships that they do not intend to renew such franchises. However, HHC agreed that if, by March 10, 1998, it received franchise license applications from a "viable" applicant for the remaining six Inns and were paid application fees of $517,000, it would extend the franchises for all eleven Inns for 60 days. Applications were filed by Servico, and the fees were paid by the Partnerships, on or prior to March 10, 1998. HHC has also notified the Partnerships that certain capital expenditure projects at the Inns will be required to renew the Inns' franchise status, the scope and cost of which are currently not determinable. The loss of the Holiday Inn franchise status of these Inns may have a near term adverse impact on the Partnership's results of operations.

c. W&H MANAGEMENT AGREEMENT: Winegardner & Hammons, Inc. ("W&H") continues to manage the operations of the Inns pursuant to its management agreement with AMI which provides for an annual management fee of 2.25% of the gross revenues of the Inns and certain incentive management fees. W&H is also reimbursed for miscellaneous out-of-pocket expenses allocated to the Inns, including expenses incurred in providing certain administrative services for the Partnerships, royalties and marketing, advertising, public relations, and reservation services, subject to certain limitations. The management agreement expires December 31, 2000 and is cancelable by either W&H or AMI, without cause or penalty, upon ninety days' written notification. At December 31, 1997 and 1996, the Partnerships had approximately $57,000 and $61,000, respectively, in receivables from an entity controlled by W&H which manages certain of the Inns' lounges.

d. PROPERTIES SOLD AND HELD FOR SALE: In July 1997, the Partnerships sold an Inn located in Glen Burnie, Maryland for $2,400,000 in cash, which resulted in a gain of $1,011,000. Direct revenues of approximately $945,000, $1,724,000 and $1,565,000, and direct expenses of approximately $813,000, $1,364,000 and $1,295,000, related to this Inn were included in the Consolidated Statement of Operations for the years ended December 31, 1997, 1996 and 1995, respectively.

    The Partnerships intend to sell the five Inns whose franchises will not be renewed (see Note 4b). Direct revenues of approximately $9,148,000, $8,875,000 and $8,735,000, and direct expenses of $7,908,000, $7,876,000 and
$7,645,000, related to these five Inns were included in the Consolidated Statement of Operations for the years ended December 31, 1997, 1996 and 1995, respectively.

5.  OTHER ASSETS:

The components of other assets are as follows (in thousands):


                                          1997                1996

Deferred lease costs                   $   21               $   21
Debt acquisition costs                  2,839                2,839
Franchise fees                            945                  820
Other                                       4                    4
                                        ------               ------
                                         3,809                3,684

Less accumulated amortization            3,384                3,142
                                        ------               ------
                                        $  425               $  542


    In June 1997, the Partnerships paid $125,000 to HHC to extend the Holiday Inn franchises to July 31, 1997, which were subsequently extended to May 9, 1998 (see Note 4b).

    Amortization of debt acquisition costs charged to expense was $163,000, $161,000 and $174,000 in 1997, 1996 and 1995, respectively. Amortization of franchise fees charged to expense was $79,000, $61,000 and $141,000 in 1997, 1996 and 1995, respectively.

6.  DEBT:

Long-term debt consists of:

                                                                         1997                1996
Mortgage notes, net of unamortized discount of
   $109,000 in 1997 and $158,000 in 1996                               $ 54,240,000       $ 54,191,000

Priming loan, interest at 11%                                             9,304,000         11,500,000
                                                                        ------------       ------------
                                                                       $ 63,544,000       $ 65,691,000
                                                                        ============       ============

In confirming the bankruptcy Plan of Reorganization on May 28, 1992, the New York Bankruptcy Court approved the Restated Loan Agreement which called for the following provisions: $3,467,127 of accrued and unpaid interest at December 31, 1991 (the "Deferred Amount") to be added to the principal amount of the Mortgage Notes, but to bear interest only from and after January 1, 1995; the Mortgage Notes (not including the Deferred Amount) to bear interest payable at a rate of 8% per annum in 1994; the principal amount of the Mortgage Notes (including the Deferred Amount) to bear interest at the rate of 10% per annum from January 1, 1995 until maturity; and maturity of the Mortgage Notes (including the Deferred Amount) to be extended to December 31, 1999. In addition, the Restated Loan Agreement provides for the deeds to the Inns and assignments of other assets of AMI to be held in escrow until maturity of the Mortgage Notes. Under the terms of the Restated Loan Agreement, the Mortgage Notes are repayable at any time without penalty.

The Restated Loan Agreement was accounted for as a modification of terms in accordance with Statement of Financial Accounting Standards No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings". Accordingly, the carrying value of the Mortgage Notes and Deferred Amount was not adjusted to reflect the terms of the Restated Loan Agreement. The effect of the changes in the terms of the Mortgage Notes will be recognized prospectively over the life of the Mortgage Notes, through an adjustment of the effective interest rate on the Mortgage Notes and Deferred Amount to approximately 8.5% per annum (the "Effective Rate"). The amount by which interest payable at the Effective Rate exceeded the amount of interest paid at the stated rate, has been accrued and is included in deferred interest payable at December 31, 1997 and 1996. The amount by which interest paid at the stated rate exceeds the amount of interest payable at the Effective Rate will reduce the deferred interest balance in future periods.

As part of the Plan, certain members of the lending group also agreed to provide AMI post-petition financing (the "Priming Loan"). Borrowings under the Priming Loan, may be used to finance capital improvements or to fund operating cash requirements. The portion used for capital improvements (defined as the Tranche A Loan), which may be up to the full amount of the $14,000,000 available, is due on December 31, 1999 and provides for a prepayment premium of 2%. The portion used for operating cash requirements (defined as the Tranche B Loan), which cannot exceed $2,500,000, is also limited to the amount remaining after borrowings for capital improvements. Borrowings under the Tranche B Loan are pursuant to a revolving facility, such that amounts repaid can be reborrowed up to the limits of availability. These revolving credit borrowings are subject to the mandatory repayment provisions described below. There were no outstanding borrowings under the revolving facility at December 31, 1997 or 1996.

As of December 31, 1997 and 1996, the outstanding balance under the Priming Loan was $9,304,000 and $11,500,000, respectively, and the entire amount in 1997 and 1996 represents borrowings under the Tranche A Loan. The Priming Loan agreement places certain restrictions on the use of AMI's cash flow and sales proceeds. Operating cash flow can be used only in accordance with the Priming Loan agreement, which calls for, among other things, monthly deposits into an escrow account held by or on behalf of the lenders for the payment of a furniture, fixtures and equipment reserve of 5% of gross revenues. The cash on hand from the operation of the Inns less the current month projected cash deficiency, if any, less a working capital reserve not to exceed $2,000,000, shall be utilized first to repay any outstanding borrowings under the Tranche B Loan and then paid into an escrow account held on behalf of the lenders for the payment of taxes and insurance.

During 1997, the Partnerships sold an Inn and received net proceeds of approximately $2,239,000 (See Note 4d). As required by the Priming Loan, the proceeds were used to repay approximately $2,196,000 of outstanding borrowings under the Tranche A Loan and to pay a prepayment premium of approximately $43,000.

7.  SHARED APPRECIATION:

The Restated Loan Agreement and the W&H Management Agreement provide for a shared appreciation feature that calls for AMI to pay additional interest and an additional incentive management fee to the Lenders and W&H, respectively, based on (i) in the case of any Inn sold prior to the maturity date of the Mortgage Notes, the amount (if any) by which the net sale price of the Inn exceeds the amount of the Mortgage Notes allocated to it, and (ii) in the case of the Inns still owned by AMI at the maturity of the Mortgage Notes (December 31, 1999 or upon acceleration), the amount (if any) by which the sale price or appraised value of such Inns exceeds the then outstanding principal amount of the Mortgage Notes, with such computations also being net of any obligations under the Priming Loan. However, no amount is payable as additional interest or incentive management fees until all obligations under the Priming Loan have been paid. The Partnerships periodically estimate the fair value of the Inns to determine if an accrual is needed for future payments to the Lenders and W&H under the shared appreciation feature. The Partnerships did not provide for additional interest or incentive management fees in 1995 or 1996. For 1997, the Partnerships recorded $4,500,000 as additional interest and incentive management fees under the Restated Loan Agreement and the W&H Management Agreement. The additional interest and incentive management fees are based on estimates of fair value of ten of the Inns at December 31, 1999 and the estimated sales proceeds for the five Inns held for sale. However, such amounts (if any) as the Partnerships will ultimately realize upon the sale of any of the Inns and the appraised values of the Inns owned by AMI at the maturity of the Mortgage Notes, could differ materially from the estimated fair values used in the determination of the additional interest and incentive management fee. In addition, any amount of shared appreciation that may be paid is subject to interpretation or negotiation by the Partnerships, the Lenders and W&H.

8.  COMMITMENTS:

Four of the Inns are held pursuant to land leases and three of the Inns are held pursuant to land and building leases, which are accounted for as operating leases. The leases have terms expiring at various dates from 2000 through 2024 and options to renew the leases for terms varying from ten to forty years. Five of the leases are subject to an escalating rent provision based upon inflation indexes, which adjust the lease payment every five to ten years depending on the respective lease. One of the leases is a land lease with a subsidiary of Prime that expires in 2000 (with an option to extend 40 years) and requires annual rentals of $24,000. Future minimum lease payments will be as follows:

Year                                   Amount
----                              -----------
1998                              $ 1,324,000
1999                                1,324,000
2000                                1,332,000
2001                                1,308,000
2002                                1,308,000
2003 and thereafter                15,209,999
                                  -----------
                                 $21,805,000
                                  ===========

Rent expense under these leases totaled $1,273,000, $1,258,000 and $1,260,000 in 1997, 1996, and 1995, respectively.

9.  INCOME TAXES:

No federal or state income taxes are reflected in the accompanying financial statements of the Partnerships. Based upon an opinion of counsel of the Partnership obtained in 1986, which is not binding upon the Internal Revenue Service, the Partnerships were not taxable entities at their inception. The partners must report their allocable shares of the profits and losses of the Partnerships in their respective income tax returns.

The Revenue Act of 1987 (the "1987 Act") added several provisions to the Internal Revenue Code which affect publicly traded partnerships such as the Partnership. Under these rules, a publicly traded partnership is taxed as a corporation unless 90% or more of its income constitutes "qualifying income" such as real property rents, dividends and interest. The 1987 Act also provided certain transitional rules, however, which generally exempt publicly traded partnerships in existence on December 17, 1987 from application of the new rules until after 1997, subject to various limitations.

If the Partnership's operations continue as described herein, effective January 1, 1998, the Partnership will be treated as a corporation for federal income tax purposes, unless the Partnership makes an election to be treated as an "electing partnership". As an electing partnership, the Partnership would still be treated as a partnership for federal income tax purposes, but would be subject to a 3.5% tax on all gross income earned by the Partnership. The Partnership made this election.

Publicly traded partnerships which add a substantial new line of business are not eligible for relief under these transitional rules and it is possible that the Internal Revenue Service could contend that the Partnership should be taxed as a corporation after November 30, 1990, the date of termination of the Lease. Also, it should be noted that with respect to the partners, the 1987 Act also contained rules under which the income of the Partnership will be treated, effectively, as "portfolio income" for tax purposes and will not be eligible to offset losses from other passive activities. Similarly, any losses of the Partnership will not be eligible to offset any income from other sources.

The Partnerships have determined that they do not have to provide for deferred tax liabilities based on temporary differences between financial and tax reporting purposes. The tax basis of the net assets of the Partnerships exceeded the financial reporting basis at December 31, 1997.


                                                                   APPENDIX A








                   ACQUISITION AGREEMENT (WITHOUT EXHIBITS)






==============================================================================


                            ACQUISITION AGREEMENT

                                    AMONG


                                SERVICO, INC.,

                    PRIME MOTOR INNS LIMITED PARTNERSHIP,

                         PRIME-AMERICAN REALTY CORP.,

                                     AND

                          SERVICO ACQUISITION CORP.





                         DATED AS OF NOVEMBER 7, 1997


==============================================================================


                              TABLE OF CONTENTS
                              -----------------


                                                                         PAGE
                                                                         ----


ARTICLE I - ACQUISITION . . . . . . . . . . . . . . . . . . . . . . . . . . 1

     1.1  Purchase and Sale of the Limited Partnership Interest.  . . . . . 1
     1.2  Delivery  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
     1.3  Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

ARTICLE II - REPRESENTATIONS AND WARRANTIES OF SERVICO AND SAC  . . . . . . 2

     2.1  Organization, Standing and Power  . . . . . . . . . . . . . . . . 2
     2.2  Legal, Valid and Binding Agreement  . . . . . . . . . . . . . . . 2
     2.3  No Violation or Conflict  . . . . . . . . . . . . . . . . . . . . 2
     2.4  Governmental Consents . . . . . . . . . . . . . . . . . . . . . . 3
     2.5  Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF PRIME AND THE GENERAL
     PARTNER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

     3.1  Organization, Standing and Power  . . . . . . . . . . . . . . . . 3
     3.2  Legal, Valid and Binding Agreement  . . . . . . . . . . . . . . . 3
     3.3  Authority to do Business  . . . . . . . . . . . . . . . . . . . . 3
     3.4  Certificate of Limited Partnership, Limited Partnership Agreement
          and Records . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
     3.5  Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . . . 4
     3.6  No Violation or Conflict  . . . . . . . . . . . . . . . . . . . . 4
     3.7  Governmental Consents . . . . . . . . . . . . . . . . . . . . . . 4
     3.8  Exchange Act Reports; Financial Statements  . . . . . . . . . . . 5
     3.9  Compliance with Laws  . . . . . . . . . . . . . . . . . . . . . . 5
     3.10 Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . 6
     3.11 Brokers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
     3.12 Absence of Material Adverse Changes . . . . . . . . . . . . . . . 6
     3.13 Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . 7
     3.14 Rights, Warrants, Options . . . . . . . . . . . . . . . . . . . . 7
     3.15 Title to Personal Property and Condition of Assets  . . . . . . . 7
     3.16 Real Property . . . . . . . . . . . . . . . . . . . . . . . . . . 7
     3.17 Intangible Property . . . . . . . . . . . . . . . . . . . . . . . 8
     3.18 Governmental Authorizations . . . . . . . . . . . . . . . . . . . 9
     3.19 Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
     3.20 Employment Matters  . . . . . . . . . . . . . . . . . . . . . . . 9
     3.21 Material Agreements . . . . . . . . . . . . . . . . . . . . . .  10
     3.22 Related Party Transactions  . . . . . . . . . . . . . . . . . .  11
     3.23 Tax Matters . . . . . . . . . . . . . . . . . . . . . . . . . .  11
     3.24 Disclosure  . . . . . . . . . . . . . . . . . . . . . . . . . .  12

ARTICLE IV - COVENANTS  . . . . . . . . . . . . . . . . . . . . . . . . .  12

     4.1  Interim Operations of AMI . . . . . . . . . . . . . . . . . . .  12
     4.2  Access  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
     4.3  Schedules . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
     4.4  Consents  . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
     4.5  Reasonable Efforts  . . . . . . . . . . . . . . . . . . . . . .  14
     4.6  Notification  . . . . . . . . . . . . . . . . . . . . . . . . .  14
     4.7  No Solicitation . . . . . . . . . . . . . . . . . . . . . . . .  15
     4.8  Confidentiality . . . . . . . . . . . . . . . . . . . . . . . .  15
     4.9  Publicity . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
     4.10 Proxy Statement . . . . . . . . . . . . . . . . . . . . . . . .  16
     4.11 Special Meeting . . . . . . . . . . . . . . . . . . . . . . . .  16
     4.12 Dissolution of Prime  . . . . . . . . . . . . . . . . . . . . .  16

ARTICLE V- ADDITIONAL AGREEMENTS  . . . . . . . . . . . . . . . . . . . .  17

     5.1  Survival  of   the  Representations,   Warranties,  Covenants   and
          Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . .  17
     5.2  Investigation . . . . . . . . . . . . . . . . . . . . . . . . .  17
     5.3  Indemnification . . . . . . . . . . . . . . . . . . . . . . . .  17

ARTICLE VI - CONDITIONS PRECEDENT . . . . . . . . . . . . . . . . . . . .  18

     6.1  Mutual Conditions Precedent . . . . . . . . . . . . . . . . . .  18
     6.2  Conditions Precedent to the Obligations of Servico  . . . . . .  18
     6.3  Conditions Precedent to the Obligations of Prime  . . . . . . .  19
     6.4  Termination . . . . . . . . . . . . . . . . . . . . . . . . . .  20

ARTICLE VII - MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . .  21

     7.1  Further Assurances  . . . . . . . . . . . . . . . . . . . . . .  21
     7.2  Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
     7.3  Entire Agreement  . . . . . . . . . . . . . . . . . . . . . . .  21
     7.4  Assignment  . . . . . . . . . . . . . . . . . . . . . . . . . .  22
     7.5  Waiver  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
     7.6  No Third Party Beneficiary  . . . . . . . . . . . . . . . . . .  22
     7.7  Severability  . . . . . . . . . . . . . . . . . . . . . . . . .  22
     7.8  Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . .  22
     7.9  Section Headings  . . . . . . . . . . . . . . . . . . . . . . .  23
     7.10 Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . .  24
     7.11 Time of Essence . . . . . . . . . . . . . . . . . . . . . . . .  24
     7.12 Litigation; Prevailing Party  . . . . . . . . . . . . . . . . .  24
     7.13 Remedies Cumulative . . . . . . . . . . . . . . . . . . . . . .  24
     7.14 Injunctive Relief . . . . . . . . . . . . . . . . . . . . . . .  24
     7.15 Governing Law . . . . . . . . . . . . . . . . . . . . . . . . .  24
     7.16 Certain Definitions . . . . . . . . . . . . . . . . . . . . . .  24



                          GLOSSARY OF DEFINED TERMS
                          -------------------------



Defined Term                                                          Section
------------                                                          -------

affiliate . . . . . . . . . . . . . . . . . . . . . . . . . . Section 7.17(a)
Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Preamble
AMI . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Preamble
AMI Material Agreements . . . . . . . . . . . . . . . . . . . .  Section 3.21
 business day . . . . . . . . . . . . . . . . . . . . . . . . Section 7.17(b)
Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Section 1.3
Code  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Section 4.20
Competing Transaction . . . . . . . . . . . . . . . . . . . .  Section 7.8(d)
employee pension benefit plan . . . . . . . . . . . . . . . . Section 3.20(d)
employee welfare benefit plan . . . . . . . . . . . . . . . . Section 3.20(d)
End Date  . . . . . . . . . . . . . . . . . . . . . . . . . .  Section 6.4(c)
Environmental Law . . . . . . . . . . . . . . . . . . . . . .  Section 3.9(b)
Environmental Permit  . . . . . . . . . . . . . . . . . . . .  Section 3.9(b)
ERISA . . . . . . . . . . . . . . . . . . . . . . . . . . . . Section 4.20(d)
Exchange Act  . . . . . . . . . . . . . . . . . . . . . . . . . . Section 2.4
Furman Selz . . . . . . . . . . . . . . . . . . . . . . . . . .  Section 3.11
Governmental Entity . . . . . . . . . . . . . . . . . . . . . . . Section 2.4
General Partner . . . . . . . . . . . . . . . . . . . . . . . . . .  Preamble
General Partner Purchase Agreement  . . . . . . . . . . . . .  Section 6.1(d)
GP Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Preamble
group health plan . . . . . . . . . . . . . . . . . . . . . . .  Section 3.20
Improvements  . . . . . . . . . . . . . . . . . . . . . . . . .  Section 3.16
knowledge . . . . . . . . . . . . . . . . . . . . . . . . . . Section 7.17(c)
Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Section 7.17(d)
Licenses  . . . . . . . . . . . . . . . . . . . . . . . . . . .  Section 3.18
Liens . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Section 1.1
Limited Partners  . . . . . . . . . . . . . . . . . . . . . . . . .  Preamble
Limited Partnership Agreement . . . . . . . . . . . . . . . . . . Section 3.4
Limited Partnership Interests . . . . . . . . . . . . . . . . . . .  Preamble
multiemployer plan  . . . . . . . . . . . . . . . . . . . . . Section 3.20(d)
NYSE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Section 2.4
partnership interests . . . . . . . . . . . . . . . . . . . . Section 7.17(e)
Permitted Exceptions  . . . . . . . . . . . . . . . . . . . . .  Section 3.16
Personal Property . . . . . . . . . . . . . . . . . . . . . . .  Section 3.15
person  . . . . . . . . . . . . . . . . . . . . . . . . . . . Section 7.17(f)
Prime . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Preamble
Prime Financial Statements  . . . . . . . . . . . . . . . . .  Section 3.8(b)
Prime Hospitality . . . . . . . . . . . . . . . . . . . . . . .  Section 3.14
Prime Indemnified Party . . . . . . . . . . . . . . . . . . .  Section 5.3(a)
Prime Material Adverse Effect . . . . . . . . . . . . . . . . Section 7.17(g)
Prime Pension Plan  . . . . . . . . . . . . . . . . . . . . . Section 4.20(d)
Prime Plans . . . . . . . . . . . . . . . . . . . . . . . . . Section 3.20(d)
Prime Related Parties . . . . . . . . . . . . . . . . . . . . .  Section 3.22
Prime Related Party . . . . . . . . . . . . . . . . . . . . . .  Section 3.22
Prime SEC Reports . . . . . . . . . . . . . . . . . . . . . .  Section 3.8(a)
Prime Special Meeting . . . . . . . . . . . . . . . . . . . . Section 4.10(a)
Prime Welfare Plan  . . . . . . . . . . . . . . . . . . . . . Section 3.20(d)
Proxy Statement . . . . . . . . . . . . . . . . . . . . . . . Section 4.10(a)
Real Property . . . . . . . . . . . . . . . . . . . . . . . . .  Section 3.16
SAC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Preamble
SEC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Section 3.8
Securities Act  . . . . . . . . . . . . . . . . . . . . . . . .  Section 3.13
Servico . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Preamble
subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . Section 7.17(h)
subsidiary  . . . . . . . . . . . . . . . . . . . . . . . . . Section 7.17(h)
Tax . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Section 7.17(i)



                            ACQUISITION AGREEMENT
                            ---------------------


     THIS ACQUISITION AGREEMENT (the "Agreement") is made and entered into as of the 7th day of November, 1997, by and among SERVICO, INC., a Florida corporation ("Servico"), SERVICO ACQUISITION CORP., a Florida corporation and a wholly-owned subsidiary of Servico ("SAC"), PRIME MOTOR INNS LIMITED PARTNERSHIP, a Delaware limited partnership ("Prime") and PRIME-AMERICAN REALTY CORP., a Delaware corporation (the "General Partner").


                             W I T N E S S E T H:
                             - - - - - - - - - -

     WHEREAS, Prime owns a 99% limited partnership interest (the "Limited Partnership Interest") in AMI Operating Partners, L.P., a Delaware limited partnership ("AMI");

     WHEREAS, the General Partner owns a 1% general partnership interest (the "GP Interest") in AMI, which, together with the Limited Partnership Interest, constitutes 100% of all partnership interests in AMI;

     WHEREAS, the General Partner is the sole general partner of each of Prime and AMI;

     WHEREAS, the board of directors of the General Partner has determined that it is in the best interests of Prime and its limited partners (the "Limited Partners") that Prime sell, assign and transfer to SAC the Limited Partnership Interest on the terms set forth herein; and

     WHEREAS, the board of directors of the General Partner has approved this Agreement and agreed to recommend that the Limited Partners vote to approve this Agreement and the transactions set forth herein as contemplated by this Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


                                  ARTICLE I
                                 ACQUISITION
                                 -----------

    1.1   Purchase and Sale of the Limited Partnership Interest.  Subject to
          -----------------------------------------------------
the terms and conditions set forth herein, at the Closing, Prime shall sell, assign and transfer to SAC and SAC shall purchase and acquire from Prime, the Limited Partnership Interest free and clear of any and all claims, liens, charges, security interests, pledges or encumbrances of any nature whatsoever (whether absolute, accrued contingent or otherwise) ("Liens"). At the Closing, SAC shall, subject to the terms and conditions set forth herein, and in consideration of the sale, assignment and transfer of the Limited Partnership Interest as set forth herein, pay to Prime, the sum of Eight Million Dollars ($8,000,000) (the "Purchase Price"), by wire transfer of immediately available funds to such account as Prime shall designate and make the indemnifications and undertakings provided herein to survive the Closing.

    1.2   Delivery.  The sale, assignment and transfer of the Limited
          --------
Partnership Interest at the Closing shall be effected by (i) the delivery to SAC (in addition to any other deliveries required under this Agreement ) of an instrument of transfer, duly executed on behalf of Prime, sufficient to transfer such Limited Partnership Interest to SAC, free and clear of all Liens and (ii) the execution and delivery by Prime or the General Partner of such other documents necessary to admit SAC as a substitute limited partner of AMI, having all the rights of a limited partner under the Delaware Revised Uniform Limited Partnership Act and the Limited Partnership Agreement of AMI with respect to the Limited Partnership Interest.

    1.3   Closing.  Unless this Agreement shall have been terminated pursuant
          -------
to Section 6.4, the consummation of the transactions contemplated by this Agreement shall take place as promptly as practicable (and in any event within three business days) after satisfaction or waiver of the conditions set forth in Article VI, at a closing (the "Closing") to be held at the offices of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., 150 West Flagler Street, Suite 2200, Miami, Florida, 33130, unless another date, time or place is agreed to by Prime and Servico.


                                 ARTICLE II
              REPRESENTATIONS AND WARRANTIES OF SERVICO AND SAC
              -------------------------------------------------

     Servico and SAC hereby represent and warrant to Prime and the General Partner as follows:

    2.1   Organization, Standing and Power.  Each of Servico and SAC has been
          --------------------------------
duly organized and is validly existing and in good standing under the laws of the State of Florida and has all requisite right, power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

    2.2   Legal, Valid and Binding Agreement.  The execution, delivery and
          ----------------------------------
performance of this Agreement by Servico and SAC and the consummation by Servico and SAC of the transactions contemplated hereby have been duly and effectively authorized by all requisite corporate action and no other corporate proceedings on the part of Servico or SAC are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Servico and SAC and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligations of Servico and SAC, enforceable against Servico and SAC in accordance with its terms.

    2.3   No Violation or Conflict.  Except as set forth on Schedule 2.3, the
          ------------------------                          ------------
execution, delivery and performance of this Agreement by Servico and SAC and the consummation by Servico and SAC of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of the Articles of Incorporation or Bylaws of Servico or SAC, (ii) assuming that all consents, approvals, authorizations and permits described in Section 2.4 have been obtained and all filings and notifications described in Section 2.4 have been made, violate or conflict with any Law applicable to Servico or SAC or by which any property or asset of Servico or SAC is bound or affected, and
(iii) with or without the passage of time or the giving of notice, result in the breach of, or constitute a default under, cause the acceleration of performance under, permit the unilateral modification or termination of, or require any consent under, or result in the creation of any liens or other encumbrance upon any property or assets of Servico or SAC pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other obligation, except, with respect to clauses (ii) and
(iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay the performance by Servico or SAC of its obligations pursuant to this Agreement or the consummation of the transactions contemplated hereby.

    2.4   Governmental Consents.  The execution and delivery of this
          ---------------------
Agreement by each of Servico and SAC does not, and the performance by each of Servico and SAC of its obligations hereunder and the consummation of the transactions contemplated hereby will not, require any consent, approval, authorization or permit of, or filing by Servico or SAC with or notification by Servico or SAC to, any United States federal, state or local or any foreign governmental, regulatory or administrative authority, agency or commission or any court, tribunal or arbitral body (a "Governmental Entity"), except (i) applicable requirements of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act") and the rules and regulations of the New York Stock Exchange (the "NYSE") and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay the performance by Servico or SAC of its obligations pursuant to this Agreement and the consummation of the transactions contemplated hereby.

    2.5   Brokers.  Except as indicated on Schedule 2.5, neither Servico nor
          -------                          ------------
SAC has employed any financial advisor, broker or finder and has not incurred and neither will, except as provided in Section 7.9, incur any broker's, finder's, investment banking or similar fees, commissions or expenses to any other party in connection with the transactions contemplated by this Agreement.


                                 ARTICLE III
       REPRESENTATIONS AND WARRANTIES OF PRIME AND THE GENERAL PARTNER
       ---------------------------------------------------------------

     Prime and the General Partner hereby represent and warrant to Servico and SAC as follows:

    3.1   Organization, Standing and Power.  Each of Prime, AMI and the
          --------------------------------
General Partner has been duly organized and is validly existing and in good standing under the laws of the state of Delaware. Each of Prime and the General Partner has all requisite right, power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

    3.2   Legal, Valid and Binding Agreement.  The execution, delivery and
          ----------------------------------
performance of this Agreement by Prime and the General Partner and the consummation by Prime and the General Partner of the transactions contemplated hereby have been duly and effectively authorized by all requisite corporate or partnership, as the case may be, action and no other corporate or partnership proceedings on the part of Prime or the General Partner are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of this Agreement and the transactions contemplated hereby by the holders of at least a majority of the units of limited partnership interest of Prime ("Prime Units") at the Prime Special Meeting). This Agreement has been duly executed and delivered by Prime and the General Partner and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligations of Prime and the General Partner, enforceable against Prime and the General Partner in accordance with its terms.

    3.3   Authority to do Business.  Except as provided on Schedule 3.3, each
          ------------------------                         ------------
of Prime, the General Partner and AMI has all requisite power and authority and all necessary governmental approvals to own, operate and lease its properties and assets and to conduct its business as presently conducted.
Schedule 3.3 sets forth (i) those jurisdictions in which Prime, the General
------------
Partner or AMI manages or operates facilities and/or properties and (ii) all jurisdictions in which Prime, the General Partner or AMI is qualified to do business. Except as provided on Schedule 3.3, each of Prime, the General
                                 ------------
Partner and AMI is duly qualified or licensed to do business and is in good standing in all jurisdictions where the ownership or leasing of its properties or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed, individually or in the aggregate, would not have a Prime Material Adverse Effect.

    3.4   Certificate of Limited Partnership, Limited Partnership Agreement
          -----------------------------------------------------------------
and Records.  Copies of the Amended and Restated Agreement of Limited
-----------
Partnership of Prime and the Agreement of Limited Partnership of AMI (each a "Limited Partnership Agreement"), in each case as in effect on the date hereof, have been delivered to Servico and are complete and correct as of the date hereof.

    3.5   Subsidiaries.  Except for Prime's ownership of AMI, neither Prime
          ------------
nor AMI has any equity investment in any other corporation, limited liability company, association, partnership, joint venture or other entity.

    3.6   No Violation or Conflict.  Except as set forth on Schedule 3.6, the
          ------------------------                          ------------
execution, delivery and performance of this Agreement by Prime and the General Partner and the consummation by Prime and the General Partner of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of the Certificate of Limited Partnership or Limited Partnership Agreement of Prime or AMI or the Certificate of Incorporation or Bylaws of the General Partner, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.7 have been obtained and all filings and notifications described in Section 3.7 have been made, violate or conflict with any Law applicable to Prime, the General Partner or AMI or by which any property or asset of Prime, the General Partner or AMI is bound or affected, and (iii) with or without the passage of time or the giving of notice, result in the breach of, or constitute a default under, cause the acceleration of performance under, permit the unilateral modification or termination of, or require any consent under, or result in the creation of any liens or other encumbrance upon any property or assets of Prime or AMI pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, (A) have a Prime Material Adverse Effect nor (B) prevent or materially delay the performance by Prime or the General Partner of its obligations pursuant to this Agreement or the consummation of the transactions contemplated hereby.

    3.7   Governmental Consents.  Except as provided on Schedule 3.7, the
          ---------------------                         ------------
execution and delivery of this Agreement by each of Prime and the General Partner does not, and the performance by each of Prime and the General Partner of its obligations hereunder and the consummation of the transactions contemplated hereby will not, require any consent, approval, authorization or permit of, or filing by Prime with or notification by Prime or the General Partner to, any Governmental Entity, except (i) applicable requirements of the Exchange Act and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, (A) prevent or materially delay the performance by Prime or the General Partner of its obligations pursuant to this Agreement and the consummation of the transactions contemplated hereby or (B) have a Prime Material Adverse Effect.

    3.8   Exchange Act Reports; Financial Statements.
          ------------------------------------------

         (a) Since January 1, 1995, Prime has timely filed all reports and other documents required to be filed by it with the Securities and Exchange Commission (the "SEC") under the Exchange Act, including but not limited to proxy statements and reports on Form 10-K, Form 10-Q and Form 8-K
(collectively, the "Prime SEC Reports"). As of the respective dates they were filed with the SEC, the Prime SEC Reports, including all documents incorporated by reference into such reports, complied in all material respects with the rules and regulations of the SEC and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         (b)   The consolidated  financial statements  (the "Prime  Financial
Statements") of Prime included in the Prime SEC Reports, as of the dates thereof and for the periods covered thereby, present fairly, in all material respects, the financial position, results of operations, and cash flows of Prime and AMI on a consolidated basis (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments which were not and are not expected, individually or in the aggregate, to have a Prime Material Adverse Effect). Any supporting schedules included in the Prime SEC Reports present fairly, in all material respects, the information required to be stated therein. Such Prime Financial Statements and supporting schedules were prepared: (A) in accordance with Regulation S-X promulgated by the SEC; and (B) except as otherwise noted in the Prime SEC Reports, in conformity with generally accepted accounting principles ("GAAP") applied on a consistent basis. Other than as disclosed by the Prime Financial Statements included in the Prime SEC Reports or on Schedule 3.8 hereto, none of Prime,
                                        ------------
the General Partner or AMI has any liabilities, commitments or obligations of any nature whatsoever, whether accrued, contingent or otherwise that would be required to be reflected on, or reserved against in, a balance sheet or in notes thereto prepared in accordance with GAAP, other than liabilities, commitments or obligations incurred since December 31, 1996 in the ordinary course of business that would not, individually or in the aggregate, have a Prime Material Adverse Effect. Except as set forth on Schedule 3.8 and
                                                       ------------
except for the Limited Partnership Interest, Prime has no assets of any nature whatsoever, and Prime has no liabilities (whether accrued, contingent or otherwise), of any nature whatsoever, except as specifically set forth in the Prime Financial Statements and specifically designated therein as a liability of Prime and not of AMI.

    3.9   Compliance with Laws.
          --------------------

         (a)   Except as set forth on Schedule 3.9, each of Prime, the
                                      ------------
General Partner and AMI is in compliance with all federal, state, local and foreign laws, ordinances, regulations, judgments, rulings, orders and other legal requirements applicable to it, its operations or its properties, including, without limitation, those relating to employment, building, zoning, safety and health, and environmental matters, except where the failure to so comply, individually or in the aggregate, would not have a Prime Material Adverse Effect. Except as set forth on Schedule 3.9 or as
                                                       ------------
could not reasonably be expected to have a Prime Material Adverse Effect, neither Prime, the General Partner nor AMI has received written notification from any Governmental Entity asserting that it may not be in compliance with, or may have violated, any of the Laws which said Governmental Entity enforces, or threatening to revoke any authorization, consent, approval, franchise, license or permit, and neither Prime, the General Partner nor AMI is subject to any agreement or consent decree with any Governmental Entity arising out of previously asserted violations.

         (b) Without limiting the generality of Section 3.9(a), except as set forth on Schedule 3.9 or in the Prime SEC Reports, or as would not,
             ------------
individually or in the aggregate, have a Prime Material Adverse Effect: (i) Prime, the General Partner and AMI are, to the best of their knowledge, in compliance with all applicable Environmental Laws. All past noncompliance of Prime or AMI with Environmental Laws or Environmental Permits has been resolved without any pending, ongoing or future obligation, cost or liability; and (ii) neither Prime, the General Partner nor AMI has, to the best of their knowledge, released a Hazardous Material at, or transported a Hazardous Material to or from, any real property currently or formerly owned, leased or occupied by Prime or AMI in violation of any Environmental Law.

     For purposes of this Agreement:  "Environmental Law" means any federal,
                                       -----------------
state or local statute, law, ordinance, regulation, rule, code or order of the United States or any other jurisdiction and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environmental or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Material, as in effect as of the date of this Agreement. "Environmental Permit" means any permit,
                                    --------------------
approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law. "Hazardous
                                                                ---------
Material" means (i) any petroleum, petroleum products, by-products or
--------
breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (ii) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

   3.10   Legal Proceedings.  Except as set forth on Schedule 3.10 or in the
          -----------------                          -------------
Prime SEC Reports, neither Prime, the General Partner nor AMI is, nor during the past three years has been, a party to any pending or, to the knowledge of Prime, threatened, legal, administrative or other proceeding, arbitration or investigation, that is or could have been reasonably expected to, individually or in the aggregate, result in a Prime Material Adverse Effect. Except as set forth on Schedule 3.10, Prime has no knowledge of any set of
                       -------------
facts which could reasonably be expected to result in any such legal, administrative or other proceeding, arbitration or investigation involving Prime, the General Partner or AMI. Except as set forth on Schedule 3.10,
                                                           -------------
neither Prime, the General Partner nor AMI is subject to any order, writ, injunction, decree, judgment, stipulation, determination or award entered by or with any Governmental Entity which could, individually or in the aggregate, reasonably be expected to have a Prime Material Adverse Effect.

   3.11   Brokers.  Except for Furman Selz Incorporated ("Furman Selz"), who
          -------
is acting as financial advisor to the General Partner and will be entitled to a fee of up to $350,000 and expenses in compensation therefor, neither Prime, the General Partner nor AMI has employed any financial advisor, broker or finder and has not incurred and none will incur any broker's, finder's, investment banking or similar fees, commissions or expenses to any other party in connection with the transactions contemplated by this Agreement.

   3.12   Absence of Material Adverse Changes.  Except as set forth on
          -----------------------------------
Schedule 3.12 or in the Prime SEC Reports, since December 31, 1996:  (i) each
-------------
of Prime, the General Partner and AMI has conducted its business only in the ordinary and usual course and in a manner consistent with past practices;
(ii) there has not been any Prime Material Adverse Effect, (iii) there has not been any event that could reasonably be expected to prevent or materially delay the performance of Prime's or the General Partner's obligations pursuant to this Agreement and the consummation of the transactions contemplated hereby by Prime or the General Partner; and (iv) neither Prime nor AMI has engaged or agreed to engage in any of the actions described in
Section 4.1 (except as otherwise specifically permitted in Section 4.1). All proceeds from any sales of any properties of AMI since December 31, 1996 have been used solely to a. pay costs and expenses of or related to such sales, b. pay prepayment penalties in connection with the repayment of AMI's outstanding indebtedness to persons other than Prime Related Parties, c. repay such indebtedness or d. fund renovations to AMI's existing properties.

   3.13   Capitalization.  The only partnership interests in AMI are the
          --------------
Limited Partnership Interest and the GP Interest. The Limited Partnership Interest has been duly authorized, is validly issued and outstanding, and is fully paid. The Limited Partnership Interest is owned beneficially and of record by Prime, free and clear of all Liens. No interests or securities issued by Prime or AMI from the date of its organization to the date hereof were issued in violation of any statutory or common law preemptive rights or the Securities Act of 1933, as amended (the "Securities Act") or the rules and regulations of the SEC thereunder, or any state securities or "blue sky" laws. There are no distributions which have accrued or been declared but are unpaid on the partnership interests of AMI. All Taxes required to be paid in connection with the issuance by AMI of its partnership interests have been paid.

   3.14   Rights, Warrants, Options.  There are no outstanding: (i)
          -------------------------
securities or instruments convertible into or exercisable for any partnership interests of AMI; (ii) options, warrants, subscriptions or other rights to acquire partnership interests of AMI; (iii) debt securities with any voting rights or convertible into securities with voting rights; or (iv) commitments, agreements or understandings of any kind, including employee benefit arrangements, relating to any partnership interests of AMI, or the issuance or repurchase by Prime, the General Partner or AMI of any partnership interests of AMI, any such securities or instruments convertible into or exchangeable for partnership interests of AMI or any such options, warrants or rights. Neither Prime Hospitality, Inc., a Delaware corporation ("Prime Hospitality") nor AMI Management Corp., a subsidiary of Prime Hospitality, nor any of their successors, assigns or affiliates have any right under the Limited Partnership Agreement of Prime or otherwise to acquire the Limited Partnership Interest or to receive notice of the transactions contemplated hereby.

   3.15   Title to Personal Property and Condition of Assets.  Except as set
          --------------------------------------------------
forth on Schedule 3.15, AMI is the legal and beneficial owner of each item
         -------------
of personal property, tangible and intangible, as reflected on the September 30, 1997 Prime Financial Statements and to each item of personal property, tangible and intangible, acquired by or on behalf of AMI since September 30, 1997 (other than non-material property disposed of in the ordinary course of business consistent with past practice since September 30, 1997 to persons who are not affiliates of Prime, the General Partner or AMI), free and clear of any Liens, except as set forth on the September 30, 1997 Prime Financial Statements or in Schedule 3.15 hereto (all such personal property being
                 -------------
hereinafter referred to as the "Personal Property").  Except as set  forth on
Schedule 3.15, all equipment, machinery, fixtures and other Personal Property
-------------
owned or utilized by AMI are in good operating condition and in a good state of maintenance and repair and are adequate for the conduct of their respective businesses. Except for leasehold interests and other leased properties, and properties used under license or franchise agreements, specifically identified in either Schedule 3.15 or 3.16 hereto, there are no
                                  -------------    ----
assets owned by any third party (including Prime and the General Partner) which are used in the operations or the business of AMI, as presently conducted or proposed to be conducted.

   3.16   Real Property.  Schedule 3.16 hereto sets forth a true and complete
          -------------   -------------
list, with the legal description thereof, of all real property owned or leased by AMI, together with a brief description of all structures, fixtures or improvements ("Improvements") thereon (such real property and Improvements, collectively, the "Real Property"). AMI owns good and marketable title to, or holds a valid leasehold interest in, all of the Real Property, free and clear of all Liens, mortgages, conditional sales agreements, restrictions, reservations, covenants, encumbrances, charges, restraints on transfer, or any other title defect of any nature, other than liens for real property taxes not yet due and other than those matters specifically disclosed on Schedule 3.16 or any title insurance policies or
                          -------------
commitments provided to Servico and listed on Schedule 3.16, which matters,
                                              -------------
individually or in the aggregate, do not materially adversely impair the marketability of the Real Property as it is now used by AMI (the "Permitted Exceptions"). Except as disclosed on Schedule 3.16, all Improvements are in
                                      -------------
good structural condition, free of any structural or other defect or impairment which impairs in any material respect the value, utility, or life expectancy of such Improvements, or which might otherwise adversely affect, in any material respect, the operation thereof. Except as disclosed on
Schedule 3.16 or on any surveys delivered to Servico, none of the
-------------
Improvements encroach onto adjoining land or onto any easements and there is no encroachment of Improvements from adjoining land onto any of the Real Property. None of the Real Property is located in an area identified by any Governmental Entity as having special flood or mud slide hazards or wetlands. There are no soil or geological conditions which might impair or adversely affect in any material respect the current use of any of the Real Property. Except as set forth on Schedule 3.16, neither the whole nor any portion of
                       -------------
the Real Property is being condemned or otherwise taken by any public authority, nor is any such condemnation or taking, to the knowledge of Prime, threatened or contemplated. No portion of any of the Real Property is affected by any outstanding special assessments or impact fees imposed by any Governmental Entity. Except for any Permitted Exceptions, no commitments relating to the Real Property have been made to any Governmental Entity, utility company, school board, church or other religious body or any homeowner or homeowners association, merchant's association or any other organization, group or individual which would impose an obligation upon Prime, the General Partner or AMI or any of their successors or assigns to make any contribution or dedication of money or land or to construct, install or maintain any improvements of a public or private nature on or off the Real Property; and no Governmental Entity has imposed any requirement that any owner of the Real Property pay directly or indirectly any special fees or contributions or incur any expenses or obligations in connection with the Real Property. The parking facilities at each parcel of Real Property are adequate to comply with all Laws and the conduct of business on the respective properties as presently conducted or proposed to be conducted. Neither Prime nor the General Partner has any information or knowledge of (a) any change contemplated in any Law, (b) any judicial or administrative action, (c) any action by adjacent landowners, or (d) any other fact or condition of any kind or character which could materially adversely affect the current use or operation of the Real Property. Neither the General Partner nor any of its affiliates owns or leases, directly or indirectly, any property adjacent to the Real Property. Neither the air rights over the Real Property nor any other "development rights" with respect to the Real Property has been assigned, transferred, leased or encumbered.

   3.17   Intangible Property.  Except as set forth on Schedule 3.17 or as
          -------------------                          -------------
would not, individually or in the aggregate, have a Prime Material Adverse Effect, AMI owns or possesses adequate licenses or other valid rights to use all patents, patent rights, trademarks, trademark rights, trade names, trade dress, trade name rights, copyrights, service marks, trade secrets, applications for trademarks and for service marks, know-how and other proprietary rights and information used or held for use in connection with its business as currently conducted or proposed to be conducted , and neither Prime nor the General Partner is aware of any assertion or claim challenging the validity of any of the foregoing. The conduct of the respective businesses of Prime, the General Partner and AMI as currently conducted does not conflict in any way with any patent, patent right, license, trademark, trademark right, trade dress, trade name, trade name right, service mark or copyright of any third party that, individually or in the aggregate, would have a Prime Material Adverse Effect. To the knowledge of Prime, there are no infringements of any proprietary rights owned by or licensed by or to AMI that, individually or in the aggregate, would have a Prime Material Adverse Effect.

   3.18   Governmental Authorizations.  Except as set forth on Schedule 3.18,
          ---------------------------                          -------------
Prime, the General Partner and AMI have in full force and effect all authorizations, consents, approvals, franchises, certificates, operating authorities, licenses and permits required under applicable Law (collectively referred to as "Licenses") for the ownership of Prime's, the General Partner's and AMI's properties and operation of their businesses as presently operated, except where the failure to have any such Licenses could not reasonably be expected to have a Prime Material Adverse Effect. Except as set forth on Schedule 3.18, none of the transactions contemplated hereby
             -------------
could reasonably be expected to have a material adverse effect on the status of any such License or require Prime, the General Partner or AMI to obtain any additional License to continue to operate their respective businesses as presently conducted.

   3.19   Insurance.  Schedule 3.19 sets forth a list and description of all
          ---------   -------------
insurance policies existing as of the date hereof providing insurance coverage of any nature to Prime, the General Partner or AMI. All such policies are in full force and effect, are valid and enforceable in accordance with their terms and are sufficient for compliance with all Laws and all AMI Material Agreements.

   3.20   Employment Matters.
          ------------------

         (a)   Labor Relations.  Except as set forth on Schedule 3.20(a), the
               ---------------                          ----------------
employees of Prime, the General Partner and AMI are not represented by any labor union and are not subject to a collective bargaining agreement. Neither Prime, the General Partner nor AMI have experienced any strike, work stoppage or labor disturbance with any group of employees and to Prime's knowledge, no set of facts exists which could reasonably be expected to lead to any of the foregoing events.

         (b)   Employment Agreements.  Except as set forth on Schedule
               ---------------------                          --------
3.20(b),  there are no  employment, consulting, severance  or indemnification
-------
arrangements, agreements, or to the knowledge of Prime, material understandings between Prime, the General Partner or AMI and any officer, director, consultant or employee. Except as set forth on Schedule 3.20(b),
                                                          ----------------
the terms of employment or engagement of all employees, agents, consultants and professional advisors of Prime, the General Partner or AMI are such that their employment or engagement may be terminated by not more than two weeks' notice given at any time without liability for payment of compensation or damages.

         (c)   Winegarden & Hammons Agreements.  Set forth as Schedule
               -------------------------------                --------
3.20(c)  are true  and correct  copies of  the agreements  with Winegarden  &
-------
Hammons, Inc. for the management of AMI's properties and the administration of Prime.

         (d)   Employee Benefit Plans.  Except as set forth on Schedule
               ----------------------                          --------
3.20(d), there are no pension, retirement, stock or equity purchase, stock or
-------
equity bonus, stock or equity ownership, stock or equity option, profit sharing, savings, medical, disability, hospitalization, insurance, deferred compensation, bonus, incentive, welfare or any other employee benefit plan, policy, agreement, commitment or arrangement maintained by or binding upon Prime, the General Partner or AMI for any of their partners, directors, officers, consultants, employees or former employees (the "Prime Plans").
Schedule 3.20(d) also identifies each Prime Plan which constitutes an
----------------
"employee pension benefit plan" ("Prime Pension Plan") or an "employee welfare benefit plan" ("Prime Welfare Plan"), as such terms are defined in the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder ("ERISA"). None of the Prime Plans is a "multiemployer plan," as such term is defined in ERISA, or is subject to Title IV of ERISA.

     Each  Prime Pension  Plan  has  been determined  to  be qualified  under
Section 401(a) of the Code, and each such Plan remains so qualified; and to Prime's knowledge, no facts or circumstances exist which could result in the revocation of such qualification. Each Prime Welfare Plan which is intended to meet the requirements for tax-favored treatment under Subchapter B of Chapter 1 of the Code meets such requirements. Each Prime Plan has been administered in all material respects in accordance with its terms and the Code, and each Prime Pension Plan and Prime Welfare Plan has been administered in all material respects in accordance with ERISA. The assets of each Prime Plan are at least equal in value to the present value of the accrued benefits of participants of such Plan. No facts or circumstances exist which could reasonably be expected to give rise to any liability of any Prime Plan, Prime, AMI, the General Partner, Servico, SAC or to any other person. Prime or AMI has paid all amounts required under applicable Law, any Prime Pension Plan and any Prime Welfare Plan to be paid as a contribution to each Prime Pension Plan and Prime Welfare Plan through the date hereof. To the extent required by Law, Prime has set aside adequate reserves to meet contributions which are not yet due under any Prime Pension Plan or Prime Welfare Plan. Neither Prime, the General Partner, AMI nor any other person acting for or on behalf of any of them has engaged in any transaction or taken any other action with respect to any Prime Plan which would subject Prime, AMI or the General Partner to: (i) any Tax, penalty or liability for prohibited transactions under ERISA or the Code; (ii) any Tax under Code Sections 4971, 4972, 4976, 4977 or 4979; or (iii) a penalty under ERISA Sections 502(c) or 502(l). Neither Prime, the General Partner nor AMI, nor any director, partner, officer or employee of Prime, the General Partner or AMI, to the extent it or he is a fiduciary with respect to any Prime Pension Plan or Prime Welfare Plan, has breached any of its or his responsibilities or obligations imposed upon fiduciaries under ERISA or the Code or which could result in any claim being made under, by or on behalf of any Prime Pension Plan or Prime Welfare Plan or any participant or beneficiary thereof. Each Prime Welfare Plan which is a group health plan within the meaning of Code Section 5000(b)(1) complies in all material respects with and in each and every case has complied in all material respects with the applicable requirements of Code Section 4980B and Part 6 of Title I of ERISA and does not benefit retirees, except as otherwise required by law. As of the date thereof, there was no accrued vacation or sick leave payable to the directors or employees of Prime, the General Partner or AMI which is not reflected in the Prime Financial Statements.

         (e)   Personnel.  Schedule 3.20(e) sets forth: (i) the names of all
               ---------   ----------------
officers of Prime, the General Partner and AMI; and (ii) the names and job designations of all employees of Prime, the General Partner and AMI whose cash compensation exceeds $75,000 per annum. Except as disclosed in the Prime Financial Statements and except for unpaid base compensation accrued in the ordinary course of business consistent with past practice since September 30, 1997, there are no material sums due to any employees of Prime, the General Partner or AMI.

   3.21   Material Agreements.
          -------------------

         (a)   Schedule 3.21 sets forth a list of all written and oral
               -------------
agreements, arrangements or commitments (collectively, the "AMI Material Agreements") to which any of Prime, the General Partner or AMI is a party or by which it or any of its respective assets are bound which are or could reasonably be expected to be material to the financial position or results of operations of Prime, the General Partner or AMI, including, but not limited to, any: (i) contract, commitment, agreement or relationship resulting in a commitment or potential commitment for expenditure or other obligation or potential obligation, or which provides for the receipt or potential receipt, involving in excess of $100,000, or a series or related contracts, commitments, agreements or relationships that in the aggregate give rise to rights or liabilities exceeding such amounts; (ii) indenture, mortgage, promissory note, loan agreement, guarantee or other agreement or commitment relating to the borrowing of money, encumbrance of assets or guaranty of any obligation; (iii) licensing, franchise or royalty agreements or agreements providing for other similar rights or agreements with third parties; (iv) agreements which restrict Prime, the General Partner or AMI from engaging in any line of business or from competing with any other person or entity anywhere in the world; (v) agreements or arrangements for the sale of any of the assets, property or rights owned or utilized by AMI in the operation of its business or requiring the consent of any party to the transfer and assignment of such assets, property and rights, except for agreements or arrangements to sell products or services in the ordinary course of business consistent with past practices; (vi) agreement, contract or arrangement with any affiliate of Prime, the General Partner or AMI or any affiliate of any partner, officer, director or employee of Prime, the General Partner or AMI;
(vii) lease of or agreement to purchase real property; (viii) indemnifica-tion, contribution or similar agreement or arrangement pursuant to which Prime, the General Partner or AMI may be required to make any indemnification or contribution to any other person except to the extent provided in the Certificate of Limited Partnership or Limited Partnership Agreement of Prime or AMI or the Certificate of Incorporation or bylaws of the General Partner, as in effect on the date hereof; or (ix) other material contract, agreement or instrument which cannot be terminated without penalty to Prime, the General Partner or AMI, upon the provision of not greater than 30 days notice.

         (b)   Except as set forth on Schedule 3.21, all AMI Material
                                      -------------
Agreements have been entered into on an "arms-length" basis with parties who are not affiliates of Prime, the General Partner or AMI. Except as set forth on Schedule 3.21, the AMI Material Agreements are each in full force and
   -------------
effect and are the valid and legally binding obligations of AMI, Prime or the General Partner, as the case may be, and, to the best of Prime's knowledge (without independent inquiry), have not been breached by any of the other parties thereto and are valid and binding obligations of the other parties thereto. Neither Prime, the General Partner nor AMI is in default under the Certificate of Limited Partnership or Limited Partnership Agreement of Prime or AMI or the Certificate of Incorporation or bylaws of the General Partner or in default or alleged default under any AMI Material Agreement and no event has occurred which with the giving of notice or lapse of time or both would constitute such a default.

   3.22   Related Party Transactions.  Except as set forth on Schedule 3.22
          --------------------------                          -------------
or reflected in the Prime Financial Statements, neither Prime nor the General Partner nor any director, officer, partner or shareholder of Prime, the General Partner or AMI, nor to Prime's knowledge, any employee of Prime, AMI or the General Partner (individually a "Prime Related Party" and collectively the "Prime Related Parties") or any affiliate of any Prime Related Party: (i) owns, directly or indirectly, in whole or in part, any material property, asset (other than cash) or right, real, personal or mixed, tangible or intangible, which is associated with or necessary in the operation of the business of AMI, as presently conducted or (ii) has an interest in or is, directly or indirectly, a party to any AMI Material Agreement or any other contract, agreement, lease or arrangement to which AMI is bound or is a party.

   3.22   Tax Matters.
          -----------

         (a) All federal, state, local and foreign Tax returns and Tax reports, if any, required to be filed with respect to the business or assets of Prime, AMI or the General Partner have been filed with the appropriate governmental agencies in all jurisdictions in which such returns and reports are required to be filed; all of the foregoing as filed are true, correct and complete in all material respects, and in all material respects reflect accurately all liability for Taxes of Prime, AMI and the General Partner for the periods for which such returns relate; and all amounts shown as owing thereon have been paid. Except as set forth on Schedule 3.23, none of such
                                                -------------
returns or reports have been audited by any Governmental Authority.

         (b)   Except as set forth in Section 3.23, none of Prime, AMI or the
                                      ------------
General Partner will have any liability with respect to Taxes, if any, payable by them or relating to or chargeable against any of their assets, revenues or income through September 30, 1997, including, but not limited to, interest and/or penalties, in excess of the amounts paid through the date hereof or provided for by adequate reserves on the books of Prime, AMI or the General Partner, as the case may be; and none of Prime, AMI or the General Partner will have any liability with respect to any such Taxes through the Closing in excess of the amounts paid through the date thereof or then provided for by adequate reserves on the books of Prime, AMI or the General Partner, as the case may be.

         (c) None of Prime, AMI nor the General Partner has waived any restrictions on assessment or collection of Taxes or consented to the extension of any statute of limitations relating to federal, state, local or foreign taxation.

         (d)   Set forth on Schedule 3.23 is a summary of all disputes,
                            -------------
claims and appeals by Prime, AMI, the General Partner or any governmental authority with respect to Taxes.

   3.24   Disclosure.  No representation or warranty of Prime or the General
          ----------
Partner herein (including the exhibits and schedules hereto), and no certificate furnished or to be furnished by or on behalf of Prime or the General Partner to Servico or its agents pursuant to this Agreement, contains or will, at the time it is made, contain any untrue statement of a material fact or omits or will, at the time it is made, omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.


                                 ARTICLE IV
                                 COVENANTS
                                 ---------

    4.1   Interim Operations of AMI.  Except as set forth on Schedule 4.1,
          -------------------------                          ------------
during the period from the date of this Agreement to the Closing, the General Partner shall use its best efforts to cause each of AMI and Prime to operate its business only in the usual and ordinary course consistent with past practices and (i) preserve intact its business organization and goodwill in all respects, (ii) continuously maintain insurance coverage substantially equivalent to the insurance coverage in existence on the date hereof, and
(iii) maintain its relationships with franchisors, licensors, distributors, suppliers and others with which it has business relations. Additionally, the General Partner shall cause any proceeds from the sales of any properties of AMI to be used solely to (a) pay costs and expenses of or related to such sales, (b) pay any prepayment penalties in connection with the repayment of AMI's outstanding indebtedness to persons other than Prime Related Parties,
(c) repay such indebtedness, or (d) fund renovations to AMI's existing properties. Except as otherwise expressly contemplated herein or set forth on Schedule 4.1, without the written consent of Servico (which shall not be
   ------------
unreasonably withheld or delayed and shall be deemed to have been given if not expressly denied within ten (10) days after written request therefor), Prime shall not, nor shall it cause or permit AMI to, (i) amend or otherwise change its Certificate of Limited Partnership or Limited Partnership Agreement; (ii) issue, sell or authorize for issuance or sale, any partnership interests or shares of any class of its securities or other equity interests or any subscriptions, options, warrants, rights or convertible securities or enter into any agreements or commitments of any character obligating it to issue or sell any such partnership interests, securities or other equity interests; (iii) redeem, purchase or otherwise acquire, directly or indirectly, any of its partnership interests or other equity interests or any option, warrant or other right to purchase or acquire any such partnership interests or other equity interests or return all or any portion of any capital contributions; (iv) enter into any commitment or transaction (including, but not limited to, any capital expenditure or sale of assets), other than in the ordinary course of business consistent with past practices; provided, however, that, except as set forth on Schedule 4.1,
                                                                ------------
no commitment or transaction involving the receipt or potential receipt of in excess of One Hundred Thousand Dollars ($100,000) or payment or potential payment of in excess of One Hundred Thousand Dollars ($100,000) shall be entered into without the prior written consent of Servico; (v) create, incur, assume, maintain or permit to exist any long-term indebtedness or short-term indebtedness or indebtedness for borrowed money (including purchase money financing), except in the ordinary course of business consistent with past practices under an existing loan availability, or any lien, pledge, mortgage or other encumbrance affecting any of its assets; (vi) pay, discharge or satisfy claims, liabilities or obligations (absolute, accrued, contingent or otherwise) which involve payments or commitments to make payments which exceed normal business operating requirements, consistent with past practice;
(vii) cancel any debts or waive any claims or rights; (viii) make any loans, advances or capital contributions to, or investments in financial instruments of, any person or entity; (ix) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity; (x) grant any increase in the compensation payable or to become payable to any of its partners, officers, employees or consultants or establish, adopt or increase any bonus, insurance or other employee benefit plan, payment or arrangement made to, for or with any such persons or pay any bonus to any manager, partner, officer, director or employee, except to persons other than officers, directors or consultants of AMI or Prime pursuant to existing plans in amounts and at times in conformity with such plans and consistent with past practices; (xi) enter into any employment agreement or grant any severance or termination pay with or to any partner, officer, director or employee, except to persons other than officers, directors or consultants of AMI or Prime pursuant to existing plans in amounts and at times in conformity with such plans and consistent with past practices; (xii) declare or pay any distribution (whether in cash or other property) with respect to its partnership interests; (xiii) alter in any way the manner of keeping its books, accounts or records or its accounting practices therein reflected; (xiv) enter into any agreement which would be an AMI Material Agreement or amend, terminate, renew or modify any existing AMI Material Agreement; (xv) enter into any indemnification, contribution or similar agreement requiring it to indemnify any other person or entity or make contributions to any other person or entity; (xvi) do any act, or omit to do any act, or permit, to the extent within Prime's or AMI's control, any act or omission to act which would cause a violation or breach of any of the representations, warranties or covenants of Prime or the General Partner set forth in this Agreement; (xvii) sell, transfer, surrender, abandon or dispose of any of its assets or property rights (tangible or intangible), other than in the ordinary course of business consistent with past practices or, with respect to any hotel properties, only pursuant to AMI Material Agreements currently in effect and disclosed on
Schedule 3.21 or as otherwise set forth on Schedule 4.1; (xviii) enter into
-------------                              ------------
any agreement or take any action which could have a Prime Material Adverse Effect (financial or otherwise); or (xix) agree, whether in writing or otherwise, to do any of the foregoing.

    4.2   Access.  Prime and the General Partner shall:  (i) afford to
          ------
Servico and its agents and representatives full access to the properties, books, records and other information of Prime, AMI and the General Partner, provided that such access shall be granted upon reasonable notice and at reasonable times during normal business hours in such a manner as to not unreasonably interfere with normal business operations; (ii) use its reasonable efforts to cause Prime's, the General Partner's and AMI's personnel, without unreasonable disruption of normal business operations, to assist Servico in its investigation of Prime, AMI and the General Partner pursuant to this Section 4.2; and (iii) promptly make available to Servico such information and documents concerning the business, assets, liabilities, properties and personnel of Prime, AMI and the General Partner as Servico may from time to time reasonably request and as can be provided without unreasonable expense or disruption of normal business operations. Prime and the General Partner shall use their best efforts to cause their advisors, consultants, contractors and managers to cooperate with Servico and its agents and representatives, and to make available to Servico and its agents and representatives, information and documents, on terms and subject to conditions similar to those provided in the preceding sentence and subject to the reimbursement by Servico or its agents and representatives of the reasonable out-of-pocket costs or expenses (but not fees) of such advisors, consultants, contractors and managers associated with making available such information and documents.

    4.3   Schedules.  Immediately following the execution and delivery of
          ---------
this Agreement, Prime, AMI and the General Partner, together with their advisors, representatives, and counsel, shall commence, and proceed as promptly as practicable with, the preparation of the Schedules hereto, which Schedules shall be delivered to Servico not later than three (3) weeks after the execution and delivery hereof. Servico or its advisors, representatives and counsel may participate in such process (as part of their review contemplated by Section 4.2 and not as the preparers of such Schedules).

    4.4   Consents.  Each of Prime, the General Partner and Servico agrees
          --------
to cooperate with each other, file, submit or request promptly after the date of this Agreement and to prosecute diligently any and all applications or notices required to be filed or submitted to any Governmental Entity, including those specified in Sections 2.4 and 3.7. Each of Prime, the General Partner and Servico shall promptly make available to the other such information as each of them may reasonably request relating to its business, assets, liabilities, properties and personnel as may be required by each of them to prepare and file or submit such applications and notices and any additional information requested by any Governmental Entity, and shall update by amendment or supplement any such information given in writing. Each of Prime, the General Partner and Servico represents and warrants to the other that such information, as amended or supplemented, shall be an accurate and complete description of the information or data purported to be shown. Each of Prime and Servico shall promptly provide the other with copies of all filings made with Governmental Entities in connection with this Agreement.

    4.5   Reasonable Efforts.  Subject to the terms and conditions of this
          ------------------
Agreement, each of the parties shall use its reasonable efforts in good faith to take or cause to be taken as promptly as practicable all reasonable actions that are within its control to cause to be fulfilled those conditions precedent to its obligations to consummate the transactions contemplated by this Agreement. The parties shall use reasonable efforts to obtain all consents and approvals required in connection with the consummation of the transactions contemplated by this Agreement.

    4.6   Notification.  Each party to this Agreement shall promptly notify
          ------------
the  other parties in writing of the occurrence, or threatened occurrence, of
(i) any event that, with the lapse of time or notice or both, would constitute a violation or breach of this Agreement by such party, (ii) any event that would cause any representation or warranty made by such party in this Agreement to be false or misleading in any respect; and (iii) any other matter which may occur from and after the date of this Agreement which, if existing on the date of such Agreement, would have been required to be disclosed herein. The updating of any schedule pursuant to this Section 4.6 shall not be deemed to release any party for the breach of any representation, warranty or covenant hereunder or of any other liability arising hereunder.

    4.7   No Solicitation.  Except for the transactions contemplated by this
          ---------------
Agreement, unless and until this Agreement shall have been terminated, Prime and the General Partner shall not (nor shall they permit AMI or any of its or their partners, shareholders, officers, directors, agents or affiliates to) directly or indirectly (i) solicit, encourage (including by furnishing information to any third party or group), initiate or, except as provided in the proviso to this sentence, participate in any negotiations or discussions with respect to any offer or proposal to acquire all or substantially all of the business and assets or capital stock or partnership interests of Prime, AMI or the General Partner, whether by merger, purchase of assets or otherwise, or (ii) except as required by Law, disclose any nonpublic information or any other information not customarily disclosed to any person or entity concerning the business and assets of Prime, the General Partner and AMI, afford to any person or entity (other than Servico and its designees) access to the books or records of Prime, the General Partner or AMI or otherwise assist or encourage any person or entity in connection with any of the foregoing; provided, however, that Prime, AMI and/or the General Partner may entertain, participate in negotiations or discussions with respect to, and accept, any unsolicited offer or proposal that Prime, AMI and/or the General Partner reasonably determines, considering all of the terms and conditions of the transactions contemplated by this Agreement and all of the terms and conditions of such offer or proposal, is more favorable to the Limited Partners. In the event that Prime, AMI or the General Partner shall receive or become aware of any offer or proposal of the type referred to in clause (i) above or the proviso to the preceding sentence, Prime shall promptly inform Servico of such offer or proposal and the terms and provisions thereof.

    4.8   Confidentiality.  The parties acknowledge that all confidential or
          ---------------
proprietary information with respect to the business and operations of the other party and their respective subsidiaries is valuable, special and unique. The parties shall not disclose, directly or indirectly, to any person or entity, or use or purport to authorize any person or entity to use any confidential or proprietary information with respect to the other party or any of their respective subsidiaries for any purpose other than the evaluation of the transactions contemplated by this Agreement, without the prior written consent of the other party, including without limitation, information as to the financial condition, results of operations, customers, suppliers, products, products under development, services, services under development, inventions, sources, leads or methods of obtaining new business, pricing methods or formulas, costs, marketing strategies or any other information relating to Prime, the General Partner, AMI, SAC or Servico or any of their respective subsidiaries, which could reasonably be regarded as confidential or proprietary (whether such data is obtained from such party or its affiliates, from advisors or consultants to, or managers for, or representatives of such party or its affiliates, or from other parties in a relationship of confidentiality with such party or its affiliates, and without regard to the form or medium in which such information is embodied), but not including information which (i) is or shall become generally available to the public other than as a result of an unauthorized disclosure by any of the parties or any of its affiliates, (ii) becomes available to the other party on a nonconfidential basis from a source other than a party to this Agreement, provided such source is not in violation of a confidentiality agreement with the party providing such information or (iii) is required to be disclosed by law or by the rules and regulations of the NYSE. The covenants of the parties contained in this Section 4.8 shall survive any termination of this Agreement. In the event that the transactions contemplated by this Agreement are consummated, Servico's obligations under this Section 4.8 with respect to Prime, the General Partner and AMI shall terminate.

    4.9   Publicity.  The parties agree to reasonably cooperate in issuing
          ---------
any press release or other public announcement or making any governmental filing concerning this Agreement or the transactions contemplated hereby. Nothing contained herein shall prevent any party from at any time furnishing any information to any Governmental Entity which it is by Law or pursuant to the rules and regulations of the NYSE so obligated to disclose or from making any disclosure which its independent outside counsel (which may be such party's regularly engaged outside counsel) deems (in the case of non-governmental filings, in writing) necessary in order to fulfill such party's disclosure obligations under applicable law, or the rules and regulations of the NYSE; provided, however, that such party shall afford the other parties prompt notice of the proposed disclosure and the opportunity to seek a protective order or other relief. If such order or other relief is denied, or the provisions of the foregoing proviso are waived, the disclosing party shall disclose only so much of any confidential or proprietary information as is required under the circumstances to be disclosed.

   4.10   Proxy Statement.
          ---------------

         (a) As promptly as practicable after the execution of this Agreement, Prime shall prepare and file with the SEC a proxy statement with respect to the transactions contemplated by this Agreement relating to the special meeting of Prime's Limited Partners (the "Prime Special Meeting") to be held to consider the approval of this Agreement and the transactions contemplated hereby (such document, together with any amendments thereto, the "Proxy Statement"). Servico shall furnish all information concerning Servico, its offer contemplated by this Agreement, and, to the extent required by applicable Law, its analysis of and plans for AMI's properties, as Prime may reasonably request in connection with the preparation of the Proxy Statement. The Proxy Statement shall be mailed to the Limited Partners of Prime as promptly as practicable. Prime shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and all other applicable Law and shall ensure that none of the information included in the Proxy Statement shall, at (i) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the Limited Partners of Prime or
(ii) the time of the Prime Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         (b) The Proxy Statement shall include the recommendation of the General Partner to Prime's Limited Partners that they vote in favor of approval of this Agreement and the transactions contemplated hereby.

         (c) No amendment or supplement to the proxy statement filed with the SEC, shall be made without the approval of Servico, which approval shall not be unreasonably withheld or delayed. Prime shall promptly advise Servico of any request by the SEC for amendment of such proxy statement or comments thereon and responses thereto or requests by the SEC for additional information.

   4.11   Special Meeting.  Prime shall call and hold the Prime Special
          ---------------
Meeting as promptly as practicable for the purpose of voting upon the approval of this Agreement pursuant to the Proxy Statement and the transactions contemplated hereby. Prime shall use its best efforts to solicit from its Limited Partners, proxies in favor of the approval of this Agreement and the transactions contemplated hereby pursuant to the Proxy Statement and shall take such other action as is reasonably necessary or advisable to secure the vote or consent of Limited Partners required by applicable Law.

   4.12   Dissolution of Prime.  Immediately after the Closing, Prime shall
          --------------------
wind up its affairs, dissolve and distribute the Purchase Price to its Limited Partners in accordance with the terms of its Limited Partnership Agreement and the Delaware Revised Uniform Limited Partnership Act.


                                  ARTICLE V
                            ADDITIONAL AGREEMENTS
                            ---------------------

    5.1   Survival of the Representations, Warranties, Covenants and
          ----------------------------------------------------------
Agreements.  The representations and warranties of Prime, the General Partner
----------
and Servico contained in this Agreement shall terminate at the Closing.

    5.2   Investigation.  The representations, warranties, covenants and
          -------------
agreements of this Agreement shall not be affected or diminished in any way by the receipt of any notice pursuant to Section 4.6 or by any investigation (or failure to investigate) at any time by or on behalf of the party for whose benefit such representations, warranties, covenants and agreements were made. All statements contained herein or in any schedule, certificate, exhibit, list or other document delivered pursuant hereto or in connection with the transactions contemplated hereby shall be deemed to be representations and warranties for purposes of this Agreement.

    5.3   Indemnification.
          ---------------

         (a) For a period of six years after the Closing, Servico shall, subject to applicable Law, indemnify, defend and hold harmless the present directors and officers of the General Partner (each a "Prime Indemnified Party") against all losses, claims, demands, costs, damages, liabilities, expenses, judgments, fines, settlements and other amounts arising out of actions or omissions occurring at or prior to the Closing to the same extent (including mandatory advancement of expenses) but without limitation as to amount as provided under the Limited Partnership Agreements of Prime and AMI and the Certificate of Incorporation and bylaws of the General Partner. During such period, Servico shall obtain or maintain in effect a directors' and officers' liability insurance policy or a noncancellable runoff policy insuring the Prime Indemnified Parties, with coverage in amount and scope substantially equivalent to the General Partner's existing coverage, for events or occurrences prior to the Closing.

         (b) For purposes of the foregoing, (i) any claim against S. Leonard Okin in his capacity as a consultant to Prime, AMI or the General Partner shall be deemed to be a claim against him as an officer of the General Partner and (ii) any claim against Paul H. Rich or Siegel Rich Inc. as a consultant to Prime, AMI or the General Partner shall be deemed to be a claim against Seymour G. Siegel as a director of the General Partner.

         (c) The indemnification provided for above shall (i) include any claim against any Prime Indemnified Party arising directly or indirectly out of this Agreement and (ii) if litigation is commenced against such Prime Indemnified Party which has not finally concluded within six (6) years after the Closing, continue until such litigation is finally concluded.

         (d) If a claim under this Section 5.3 is not paid in full by Servico within sixty (60) days after a written claim has been received by Servico, the indemnified party may at any time thereafter bring suit against Servico to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by Servico to recover an advancement of expenses pursuant to an undertaking, such person shall be entitled to be paid also the expenses of prosecuting or defending such suit.

         (e) In any suit brought by an indemnified party to enforce a right to indemnification or to an advancement of expenses pursuant to the terms of an undertaking, the burden of providing that such person is not entitled to be indemnified, or to such advancement of expenses, shall be on Servico.

         (f) For a period of six (6) years after the Closing, Servico shall, subject to applicable law, indemnify, defend and hold harmless Furman Selz to the same extent, and on the same terms and subject to the same conditions, that Prime and the General Partner had agreed to indemnify and hold harmless Furman Selz. A complete and correct copy of such agreement shall be provided to Servico with the Schedules contemplated in Section 4.3.

         (g) During the term of this Agreement, Servico shall pay all reasonable expenses (including reasonable attorneys' fees) incurred by any Prime Indemnified Party in defending any proceeding brought by any of the Limited Partners against such Prime Indemnified Party as a consequence of the execution and delivery of this Agreement and the proposed sale of the Limited Partnership Interest to SAC pursuant to this Agreement. Servico's obligations under this paragraph 5.3(g) shall terminate upon termination of this Agreement.


                                 ARTICLE VI
                             CONDITIONS PRECEDENT
                             --------------------

    6.1   Mutual Conditions Precedent.  The respective obligations of the
          ---------------------------
parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions:

         (a)   Governmental Consents.  All material consents and approvals
               ---------------------
required by Governmental Entities for the consummation of the transactions contemplated by this Agreement shall have been obtained.

         (b)   No Litigation.  No litigation, arbitration or other proceeding
               -------------
shall be pending or, to the knowledge of the parties, threatened by or before any court, arbitration panel or governmental authority, and no law or regulation shall have been enacted after the date of this Agreement; and no judicial or administrative decision shall have been rendered, which, in each case, enjoins, prohibits or materially restricts, or seeks to enjoin, prohibit or materially restrict, the consummation of the transactions contemplated by this Agreement.

         (c)   Partnership Approvals.  The Limited Partners of  Prime shall
               ---------------------
have  approved  this Agreement  and the  transactions contemplated  hereby in
accordance   with  its  Certificate   of  Limited  Partnership   and  Limited
Partnership Agreement.

         (d)   General Partner Purchase Agreement.  Servico shall have
               ----------------------------------
entered into a binding agreement with   the General Partner pursuant to which
Servico will acquire the GP Interest and Servico or its designee will be substituted and admitted as the sole general partner of AMI.

    6.2   Conditions Precedent to the Obligations of Servico.  The
          --------------------------------------------------
obligations of Servico to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions:

         (a)   Representations and Warranties True.  Each of the
               -----------------------------------
representations and warranties  of Prime  and the  General Partner  contained herein or in any certificate or other document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct in all material respects (except for such representations and warranties qualified by materiality which shall be true and correct in all respects) as of the Closing with the same force and effect as though made on and as of such date, except that representations as to agreements, licenses, franchises, rights, conditions, facts or relationships that will terminate or be altered at the Closing by virtue of the Closing or changes in relationships caused by the Closing shall be understood to have no force, or validity beyond the Closing.

         (b)   Performance.   Prime and the General Partner shall have
               -----------
performed and complied in all material respects with all of the agreements, covenants and obligations required under this Agreement to be performed or complied with by them prior to or at the Closing.

         (c)   No Material Adverse Effect.  There shall not have occurred any
               --------------------------
event or condition which has adversely affected or is reasonably likely to adversely affect in any material respect the condition (financial or otherwise) of AMI or its assets, liabilities (whether absolute, accrued, contingent or otherwise), earnings, business, prospects or operations.

         (d)   Consents and Agreements.  Prime and the General Partner shall
               -----------------------
have obtained all material authorizations, consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby.

         (e)   Opinion of Counsel.  Servico shall have received from Brown
               ------------------
& Wood LLP, legal counsel to Prime, an opinion letter, dated as of the Closing, in form and substance reasonably satisfactory to Servico, with respect to the matters set forth in Exhibit 6.2(e) to this Agreement.
                                    --------------

         (f)   Certificates.  Prime shall have delivered to Servico a
               ------------
certificate executed by the principal executive officer of the General Partner, dated as of the Closing, certifying in such detail as Servico may reasonably request, that (i) the conditions specified in Sections 6.2(a) and
(b) (insofar as they are to be performed by or Prime or the General Partner) have been fulfilled and (ii) attached to such certificate is a true and correct copy of the resolutions or consents of the Board of Directors of the General Partner authorizing the execution, delivery and performance of this Agreement by Prime and the General Partner. Servico shall also have received
(i) a certificate from the Secretary of the General Partner as to the incumbency and signatures of the officers of Prime and the General Partner executing this Agreement, and (ii) a certificate issued by the Secretary of State of Delaware and of each state in which the General Partner or AMI is qualified to do business, as of a date reasonably acceptable to Servico, as to the good standing of the General Partner and AMI in those states.

         (g)   Consulting Agreement.  Servico shall enter into a Consulting
               --------------------
Agreement with Mr. Leonard Okin in the form attached as Exhibit 6.2(g)
                                                        --------------
hereto.

    6.3   Conditions Precedent to the Obligations of Prime and the General
          ----------------------------------------------------------------
Partner.  The obligations of Prime and the General Partner to consummate the
-------
transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions:

         (a)   Representations and Warranties True.  Each of the
               -----------------------------------
representations and warranties of Servico contained herein or in any certificate or document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct in all material respects (except for such representations and warranties qualified by materiality which shall be true and correct in all respects) on and as of the Closing with the same force and effect as though made on and as of such date.

         (b)   Performance.  Servico shall have performed and complied in all
               -----------
material respects with all of the agreements, covenants and obligations required under this Agreement to be performed or complied with by it prior to or at the Closing.

         (c)   Consents and Agreements.  Servico shall have obtained all
               -----------------------
material  authorizations,   consents,  waivers  and  approvals   required  in
connection with the consummation of the transactions contemplated hereby.

         (d)   Opinion of Counsel.  Prime and the General Partner shall have
               ------------------
received from Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., legal counsel to Servico, an opinion letter, dated as of the Closing, in form and substance reasonably satisfactory to Prime and the General Partner, with respect to the matters set forth in Exhibit 6.3(d) to this Agreement.
                                    --------------

         (e)   Servico's Certificates.  Servico shall have delivered to Prime
               ----------------------
a certificate executed by its Chairman and President, dated as of the Closing, certifying in such detail as Prime may reasonably request, that:
(i) the conditions specified in Sections 6.3(a) and (b) (insofar as they are to be performed by Servico) have been fulfilled; and (ii) attached to such certificate is a true and correct copy of the resolutions of the Board of Servico authorizing the execution, delivery and performance of this Agreement by Servico. Prime and the General Partner shall also have received (i) a certificate from the Secretary of Servico as to the incumbency and signatures of the officers of Servico executing this Agreement and (ii) a certificate issued by the Secretary of State of Florida as to the due formation, valid existence and good standing of Servico in Florida.

    6.4   Termination.  This Agreement may be terminated at any time prior
          -----------
to the date of Closing, as follows:

         (a)   by mutual written consent of Servico and Prime;

         (b) by either Servico or Prime, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated hereby, and such order, decree, ruling or other action shall have become final and nonappealable;

         (c) by either Servico or Prime, if the Closing has not occurred by June 1, 1998 (such date or such later date mutually agreed to in writing by the parties hereto referred to as the "End Date") (other than due to the failure of the party seeking to terminate this Agreement to perform its obligations under this Agreement required to be performed at or prior to the Closing);

         (d) by either Servico or Prime, if the Prime Special Meeting shall have been held, and the Limited Partners shall have failed to approve this Agreement;

         (e) by Servico at any time in its sole discretion if any of the representations or warranties of Prime or the General Partner in this Agreement are not in all material respects true and correct, or if Prime or the General Partner breach in any material respect any covenant contained in this Agreement, provided that if such misrepresentation or breach is curable, it is not cured within ten business days after notice thereof, but in any event prior to the End Date;

         (f) by Prime at any time in its sole discretion if any of the representations or warranties of Servico or SAC in this Agreement are not in all material respects true and correct, or if Servico or SAC breach in any material respect any covenant contained in this Agreement, provided that if such misrepresentation or breach is curable, it is not cured within ten business days after notice thereof, but in any event prior to the End Date;

         (g) by Servico, in Servico's sole discretion, at any time prior to the passage of seven (7) days after delivery to Servico of the Schedules contemplated in Section 4.3; or

         (h) by Prime, if Prime has not obtained prior to seven (7) days after execution and delivery of this Agreement, the required approval of the holders of AMI's outstanding secured indebtedness to the application of AMI's available funds to the payment of up to $700,000 of the fees and expenses of this transaction, including the fees and expenses of Furman Selz, the fees and expenses of Brown & Wood LLP, the costs of preparing, filing, printing and distributing the Proxy Statement, and the cost of holding the Prime Special Meeting.

     If this Agreement is terminated pursuant to this Section 6.4, written notice thereof shall promptly be given by the party electing such termination to the other party and, subject to the expiration of the cure periods provided in clauses (e) and (f) above, if any, this Agreement shall terminate without further actions by the parties and no party shall have any further obligations under this Agreement except to the extent provided in Section 7.8; provided that any termination of this Agreement pursuant to this Section
6.4 shall not relieve any party from any liability for the willful or intentional breach of any of its representations or warranties or the willful or intentional breach of any of its covenants or agreements contained in this Agreement. Notwithstanding the termination of this Agreement, the respective obligations of the parties under Sections 4.8 (Confidentiality), 4.9 (Publicity), 7.8 (Fees and Expenses), 7.12 (Litigation; Prevailing Party),
7.14 (Injunctive Relief) and 7.15 (Governing Law) shall survive the termination of this Agreement. Subject to Section 4.7 hereof, upon termination of this Agreement, each party shall return all documents and other materials of any other party relating to the transactions contemplated by this Agreement, whether so obtained before or after the execution of this Agreement, to the party furnishing the same.


                                 ARTICLE VII
                                MISCELLANEOUS
                                -------------

    7.1   Further Assurances.  The parties hereto shall deliver any and all
          ------------------
other instruments or documents required to be delivered pursuant to, or necessary or proper in order to give effect to, all of the terms and provisions of this Agreement including, without limitation, all necessary bulk of sale, assignments and such other instruments of transfer as may be necessary or desirable to transfer ownership.

    7.2   Notices.  Any notice or other communication under this Agreement
          -------
shall be in writing and shall be delivered personally or sent by registered mail, return receipt requested, postage prepaid, or sent by facsimile or prepaid overnight courier to the parties at the addresses set forth below their names on the signature pages of this Agreement (or at such other addresses as shall be specified by the parties by like notice). Such notices, demands, claims and other communications shall be deemed given when actually received or (a) in the case of delivery by overnight service with guaranteed next day delivery, the next day or the day designated for delivery, (b) in the case of registered U.S. mail, five days after deposit in the U.S. mail, or (c) in the case of facsimile, the date upon which the transmitting party received confirmation of receipt by facsimile, telephone or otherwise. A copy of any notices delivered to Servico or SAC shall also be sent to Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., 150 West Flagler Street, Suite 2200, Miami, Florida 33130, Attention: Alison W. Miller, Esq. A copy of any notices delivered to Prime or the General Partner shall also be sent to Brown & Wood LLP, One World Trade Center, New York, New York 10048-0557, Attention: Michael G. Wolfson, Esq.

    7.3   Entire Agreement.  This Agreement, along with the Schedules and
          ----------------
Exhibit hereto, constitutes the entire agreement among the parties hereto and supersedes all prior agreements, understandings, negotiations and discussions, both written and oral, among the parties hereto with respect to the subject matter hereof. This Agreement may not be amended or modified in any way except by a written instrument executed by all of the parties hereto.

    7.4   Assignment.  Neither this Agreement nor any of the rights,
          ----------
interests or obligations hereunder may be assigned by any party without the written consent of the other parties hereto (whether by operation of Law or otherwise). Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, personal representatives, legal representatives, and assigns.

    7.5   Waiver.  At any time prior to the date of Closing, any
          ------
representation, warranty, covenant, term or condition of this Agreement which may legally be waived, may be waived, or the time of performance thereof extended, at any time by the party hereto entitled to the benefit thereof, and any term, condition or covenant hereof may be amended by the parties hereto at any time. Any such waiver, extension or amendment shall be evidenced by an instrument in writing duly executed on behalf of the appropriate party by a person who has been authorized by its Board of Directors, in the case of Servico and the General Partner, or the General Partner, on behalf of Prime, to execute waivers, extensions or amendments on its behalf. No waiver by any party hereto, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of such party's rights under such provisions at any other time or a waiver of such party's rights under any other provision of this Agreement or any other agreement. No failure by any party hereto to take any action against any breach of this Agreement or default by another party shall constitute a waiver of the former party's right to enforce any provision of this Agreement or to take action against such breach or default or any subsequent breach or default by such other party.

    7.6   No Third Party Beneficiary.  Nothing expressed or implied in this
          --------------------------
Agreement is intended, or shall be construed, to confer upon or give any person other than the parties hereto and their respective heirs, personal representatives, legal representatives, successors and permitted assigns, any rights or remedies under or by reason of this Agreement other than the Limited Partners with respect to the provisions of Section 4.12 hereto.

    7.7   Severability.  In the event that any one or more of the provisions
          ------------
contained in this Agreement shall be declared invalid, void or unenforceable, the remainder of the provisions of this Agreement shall remain in full force and effect, and such invalid, void or unenforceable provision shall be interpreted as closely as possible to the manner in which it was written.

    7.8   Fees and Expenses.
          -----------------

         (a) Except as provided below, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses. In no event shall the aggregate fees and expenses incurred by or on behalf of AMI in connection with this Agreement and any of the transactions contemplated herewith exceed $700,000 in the aggregate.

         (b) If this Agreement shall be terminated pursuant to Section 6.4(e) as the result of an intentional or willful breach by Prime or the General Partner of any representation, warranty or covenant contained herein, then Prime shall pay Servico an amount equal to all costs and out-of-pocket expenses (including reasonable attorneys' and advisors' fees) of up to $300,000 incurred by Servico in connection with this Agreement and the transactions contemplated by this Agreement.

         (c)   If  this Agreement shall be terminated pursuant to Section 6.4
(f) as the result of an intentional or willful breach by Servico of any representation, warranty or covenant contained herein, then Servico shall pay Prime an amount equal to all costs and out-of-pocket expenses (including reasonable attorneys' and advisors fees, including the fees and expenses of Furman Selz) of up to $700,000 incurred by Prime in connection with this Agreement and the transactions contemplated by this Agreement.

         (d) If this Agreement shall be terminated by Prime for any reason other than pursuant to Section 6.4(f) and, at the time of such termination, there shall exist or be proposed a Competing Transaction then, promptly after the execution of any agreement with respect to the Competing Transaction or, if no agreement is executed, the consummation of the Competing Transaction, Prime shall pay to Servico $1 million. A "Competing Transaction" means any of the following involving Prime or AMI, as the case may be (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, exchange, business combination or other similar transaction, (ii) any sale, lease, exchange, transfer or other disposition of 15% or more of the assets of such party other than sales of properties pursuant to AMI Material Agreements currently in effect and disclosed on Schedule 3.21 or as agreed
                                                -------------
to in writing by Servico, or (iii) a tender offer or exchange offer for 15% or more of the outstanding limited partnership interests of Prime.

         (e) If this Agreement is terminated other than pursuant to Sections 6.4(e) and (g) (in which case no amounts will be payable by Servico hereunder), Servico shall, within five (5) business days after such termination, reimburse Prime and the General Partner for up to $100,000 of the fees and reasonable expenses of Furman Selz.

         (f)   Each  party agrees  that  the  actual  damages  accruing  from termination of this Agreement pursuant to the termination provisions referenced in Section 7.8(b), (c) or (d) are incapable of precise estimation and would be difficult to prove, and that the damages stipulated herein bear a reasonable relationship to the potential injury likely to be sustained in the event of termination pursuant to such occurrence. The payments stipulated in Section 7.8(b), (c) or (d) are intended by the parties to provide just compensation in the event of termination pursuant to said termination provision referenced in Section 7.8(b), (c) or (d), and are not intended to compel performance or to constitute a penalty for nonperformance.

         (g)   Any  payment required to  be made pursuant  to Section 7.8(b),
(c) or (d) shall be made not later than five business days after the occurrence of the event for which a party is entitled to payment and delivery by such party to the other party of a notice of demand for payment, provided that such notice shall include an itemization setting forth in reasonable detail all expenses of such party for which it is entitled to reimbursement hereunder (which itemization may be supplemented and updated from time to time by such party until the sixtieth day after such party delivers such notice of demand for payment). All payments required to be made pursuant to this Section 7.8 shall be made by wire transfer of immediately available funds to an account designated by such party in the notice of demand for payment delivered pursuant to this Section 7.8(g).

         (h) In the event a party shall fail to make any payment required pursuant to Section 7.8(b), (c), (d) or (e), the amount of any such required payment shall be increased to include the costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 7.8, together with interest on such unpaid amounts commencing on the date that such payment under Section 7.8(b),
(c),(d) or (e) became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in The City of New York, from time to time, as such bank's base rate plus 2.00%.

    7.9   Section Headings.  The section and other headings contained in this
          ----------------
Agreement are for reference purposes only and shall not affect the meaning or interpretation of any provisions of this Agreement.

   7.10   Counterparts.  This Agreement may be executed in any number of
          ------------
counterparts and by the several parties hereto in separate counterparts, each of which shall be deemed to be one and the same instrument.

   7.11   Time of Essence.  Wherever time is specified for the doing or
          ---------------
performance of any act or the payment of any funds, time shall be considered of the essence.

   7.12   Litigation; Prevailing Party.  In the event of any litigation with
          ----------------------------
regard to this Agreement, the prevailing party shall be entitled to receive from the non-prevailing party and the non-prevailing party shall pay upon demand all reasonable fees and expenses of counsel for the prevailing party.

   7.13   Remedies Cumulative.  No remedy made available by any of the
          -------------------
provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity.

   7.14   Injunctive Relief.  It is possible that remedies at law may be
          -----------------
inadequate and, therefore, the parties hereto shall be entitled to equitable relief including, without limitation, injunctive relief, specific performance or other equitable remedies in addition to all other remedies provided hereunder or available to the parties hereto at law or in equity.

   7.15   Governing Law.  This Agreement has been entered into and shall be
          -------------
construed and enforced in accordance with the laws of the State of New York without reference to the choice of law principles thereof.

   7.16   Certain Definitions.  For purposes of this Agreement, the following
          -------------------
terms have the following meanings:

         (a)   "affiliate" has the meaning specified in Rule 144 promulgated
                ---------
by the SEC under the Securities Act;

         (b)   "business day" means any day on which the principal offices
                ------------
of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law or executive order to close in the City of New York, USA;

         (c)   "knowledge" means, with respect to any matter in question,
                ---------
that such party (i) has actual knowledge of such matter or (ii) after due investigation, should have known of such matter. Where reference is made to the knowledge of Prime, such reference shall be deemed to include only the directors and executive officers of the General Partner, all of whom shall have been deemed to have conducted the investigation required by this definition;

         (d)   "Law" means any federal, state or local statute, law,
                ---
ordinance, regulation, rule, code, order or other requirement or rule of law of the United States or any other jurisdiction;

         (e)   "partnership interests" means all of the partners' rights in
                ---------------------
the subject partnership, including, but not limited to, the profits and losses of the partnership and the right to receive distributions of the partnership's assets;

         (f)   "person" means an individual, corporation, partnership,
                ------
limited partnership, limited liability company, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange
                       ------
Act), trust, association, entity or government or political subdivision, agency or instrumentality of a government;

         (g)   "Prime Material Adverse Effect" means any change in or effect
                -----------------------------
on the business of AMI that is, or is reasonably likely to be, materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), condition (financial or otherwise), results of operations or prospects of AMI;

         (h)   "subsidiary" or "subsidiaries" of any person means any
                ----------      ------------
corporation, limited liability company, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary of such person) owns, directly or indirectly, more than fifty percent of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership or other legal entity; and

         (i)   "Tax" means any federal, state, local or foreign income, gross
                ---
receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, transportation, transportation excise, registration, value added, documentary stamp, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax or governmental charge, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; the foregoing shall include any transferee or secondary liability for a Tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any affiliated group (or being included (or required to be included) in any tax return relating thereto).

          IN WITNESS WHEREOF, the parties hereto have each executed and delivered this Agreement as of the day and year first above written.


                              SERVICO, INC., a Florida corporation


                              By: ______________________________
                              Name:
                              Title:
                              Address:  1601 Belvedere Road
                                        West Palm Beach, Florida  33406

                              SERVICO ACQUISITION CORP.,
                              a Florida corporation


                              By:______________________________
                              Name:
                              Title:
                              Address:  1601 Belvedere Road
                                        West Palm Beach, Florida  33406

                              PRIME MOTOR INNS LIMITED PARTNERSHIP,
                              a Delaware limited partnership

                              By: PRIME-AMERICAN REALTY CORP.,
                                     a Delaware corporation,
                                     its General Partner


                              By:____________________
                              Name:
                              Title:
                              Address:

                              PRIME-AMERICAN REALTY CORP.,
                              a Delaware corporation



                              By:____________________
                              Name:
                              Title:
                              Address:


                   FIRST AMENDMENT TO ACQUISITION AGREEMENT
                   ----------------------------------------

     First Amendment, dated as of March 12, 1998, to that certain Acquisition Agreement dated as of November 7, 1997 (the "Acquisition Agreement") among Servico, Inc., a Florida corporation ("Servico"), Servico Acquisition Corp., a Florida corporation and a wholly-owned subsidiary of Servico, Prime Motor Inns Limited Partnership, a Delaware limited partnership ("Prime"), and Prime-American Realty Corp., a Delaware corporation (the "General Partner").

     WHEREAS, the parties hereto desire to amend the Acquisition Agreement on the terms set forth herein;

     NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, the parties hereto hereby agree as follows:

     1. The Acquisition Agreement shall remain in full force and effect except as specifically amended hereby.

     2. The Purchase Price, as defined in Section 1.1 of the Acquisition Agreement, shall be increased from Eight Million Dollars ($8,000,000) to Twelve Million Dollars ($12,000,000).

     3.   Section 6.2(g), Consulting Agreement, of the Acquisition Agreement
                          --------------------
shall be deleted in it entirety.

     4.   Section 3.11, Brokers, of the Acquisition Agreement shall be
                        -------
amended to reflect a reduction in the fee payable to Furman Selz in connection with this transaction to a fee of up to $200,000.

     5. Upon the Closing, Servico shall assume the termination payment and compensation obligations of Prime under that certain Consulting Services Agreement, dated as of December 1, 1994, among Prime, the General Partner, AMI Operating Partners, L.P., a Delaware limited partnership, and S. Leonard Okin.

     6. This First Amendment may be executed in any number of counterparts and by the several parties hereto in separate counterparts, each of which shall be deemed to be one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to the Acquisition Agreement to be duly executed as of the day and year first above written.

                              SERVICO, INC., a Florida corporation


                              By:________________________________________
                              Name:
                              Title:
                              Address:  1601 Belvedere Road
                                        West Palm Beach, Florida  33406

                              SERVICO ACQUISITION CORP.,
                              a Florida corporation


                              By:________________________________________
                              Name:
                              Title:
                              Address:  1601 Belvedere Road
                                        West Palm Beach, Florida  33406


                              PRIME MOTOR INNS LIMITED PARTNERSHIP,
                              a Delaware limited partnership

                              By: PRIME-AMERICAN REALTY CORP.,
                                     a Delaware corporation,
                                     its General Partner


                              By:________________________________________
                              Name:
                              Title:
                              Address:

                              PRIME-AMERICAN REALTY CORP.,
                              a Delaware corporation



                              By:________________________________________
                              Name:
                              Title:
                              Address:

A:\1ST-AMD.AGR




                                                                   APPENDIX B









                     PLAN OF DISSOLUTION AND LIQUIDATION







              PLAN AND AGREEMENT OF DISSOLUTION AND LIQUIDATION


     PLAN AND AGREEMENT OF DISSOLUTION AND LIQUIDATION dated as of ________, 1998 of Prime Motor Inns Limited Partnership (the "Partnership"), a limited partnership organized and existing under the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act").

     WHEREAS, the Partnership has entered into an Acquisition Agreement dated as of November 7, 1997, amended as of March 12, 1998 (as so amended, the "Acquisition Agreement") with Servico, Inc., Servico Acquisition Corp., and Prime-American Realty Corp. providing for the sale by the Partnership of its 99% limited partnership interest (the "Interest") in AMI Operating Partners, L.P.,

     WHEREAS, the Partnership has agreed, pursuant to Section 4.12 of Acquisition Agreement, that, immediately after the closing of the sale of the Interest by the Partnership pursuant to the Acquisition Agreement (the "Closing"), the Partnership shall wind up its affairs, dissolve and distribute the Purchase Price (as defined in the Acquisition Agreement) in accordance with the Amended and Restated Agreement of Limited Partnership dated as of December 23, 1986 of the Partnership (the "Partnership Agreement") and the Delaware Act;

     WHEREAS, the Interest constitutes substantially all of the Partnership's assets, and Section 1301(c) of the Partnership Agreement provides that the Partnership shall be dissolved upon the sale or other disposition of substantially all of the Partnership's assets and the collection of the proceeds therefrom;

     WHEREAS, pursuant to Section 803(b)(ii) of the Partnership Agreement, the General Partner does not have the authority to sell the Interest without the Majority Vote of the Limited Partners (as defined in the Partnership Agreement); and

     WHEREAS, the General Partner has called a Special Meeting to consider and vote on, and has distributed to the holders ("Unitholders") of units of limited partnership interest ("Units") in the Partnership a proxy statement soliciting their votes in favor of, the Partnership's sale of the Interest and the dissolution of the Partnership and the making of a payment to Martin
W. Field or his designees of $500,000 (the "Field Payment"),

     NOW, THEREFORE, Prime-American Realty Corp., in its personal capacity and as General Partner of the Partnership, and the Limited Partners of the Partnership, by the General Partner as attorney-in-fact for each Partner of the Partnership, for $1.00 in hand paid and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound do hereby declare and agree as follows:

     1.   Dissolution.  Effective upon the Closing of the sale of the
          -----------
Interest by the Partnership pursuant to the Acquisition Agreement and the receipt by the Partnership of the Purchase Price provided for therein, in accordance with the terms and provisions of the Acquisition Agreement, the Partnership is and shall be dissolved, without any further action by or on behalf of the Partnership or any of the Partners.

     2.   Winding Up.  Upon the dissolution of the Partnership, the General
          ----------
Partner, as liquidator for the Partnership, shall liquidate any remaining assets of the Partnership and shall apply the funds of the Partnership (including funds paid to or on behalf of the Partnership by AMI, the Purchase Price and the proceeds of the sale of any other assets of the Partnership) to
(a) the payment of the expenses (including all costs and all fees of third parties) of the sale of the Interest, the liquidation of other assets of the Partnership, and the winding up, liquidation and termination of the
Partnership, (b) the payment of all expenses and administration of the Partnership (including fees and expenses of Winegardner & Hammons, Inc. under the Administrative Services Agreement, the expenses of preparation, filing and distribution of financial statements, tax returns, reports required under the Securities Exchange Act of 1934 (the "Exchange Act") and reports to Unitholders, including fees and expenses of accountants and lawyers), (c) the payment of all income, sales, use, franchise, gross receipts, ad valorem, personal property and other taxes, imposts, duties and governmental charges payable by the Partnership with respect to its income or operations through the time of its termination ("Taxes"), including Taxes with respect to its sale of Interest, (d) the making of the Field Payment and (e) the creation of reserves for any of the foregoing.

     3.   Liquidation. All assets and funds of the Partnership remaining
          -----------
after the payments and provision provided for by Paragraph 2, and any amounts reserved by the General Partner pursuant to clause (e) of Paragraph 2 and determined by the General Partner to be in excess of the amounts required therefor, shall be distributed by the General Partner to the Unitholders in accordance with Section 706 of the Partnership Agreement; provided, however,
                                                          --------  -------
that the General Partner hereby waives any and all right that it may have with respect to such liquidating distribution or distributions and, accordingly, notwithstanding the provisions of Sections 706 and 704 of the Partnership Agreement, no liquidating distribution or distributions shall be made to or for the benefit of the General Partner.

     4.   Reports and Filings.  In connection with and as part of the winding
          -------------------
up and liquidation of the Partnership, the General Partner shall (a) prepare and file in the name and on behalf of the Partnership all Federal, state or local returns with respect to applicable Taxes; (b) prepare and file in the name of and on behalf of the Partnership all reports required under the Exchange Act; (c) cause the preparation and distribution of the reports and statements required by Section 1302(c) of the Partnership Agreement; (d) in the name and on behalf of the Partnership file a Form 15 terminating the registration of the Partnership under the Exchange Act; and (e) in the name of and on behalf of the Partnership file a Certificate of Cancellation with the Secretary of State of the State of Delaware, canceling the Partnership's Certificate of Limited Partnership.

     5.   Other Acts.  The General Partner shall take, or cause the
          ----------
Partnership to take, such other acts and deeds and shall do, or cause the Partnership to do, such other things, as are necessary or appropriate in connection with the dissolution, winding up and liquidation of the Partnership, the termination of the responsibilities and liabilities of the Partnership under applicable law, and the termination of the existence of the Partnership.

     6.   Effectiveness.  This Plan and Agreement shall not be effective, and
          -------------
the General Partner shall not take, and shall not cause the Partnership to take, any of the actions and shall not do, or cause the Partnership to do, any of the things, provided in this Agreement unless the holders of more than 50% of all of the Units shall have consented to the Partnership's sale of the Interest and the making of the Field Payment; and the Closing shall have occurred in accordance with the terms of the Acquisition Agreement.

     IN WITNESS WHEREOF, the parties hereto have made and executed this Plan and Agreement of Dissolution and Liquidation.

                              PRIME-AMERICAN REALTY CORP.,
                              For itself and as General Partner of the Partnership




                              By:________________________________________
                                   S. Leonard Okin, Vice President


                              Each Limited Partner of the Partnership


                              By:  Prime-American Realty Corp.,
                                   Attorney-in-fact


                              By:________________________________________
                                   S. Leonard Okin, Vice President





                                                                   APPENDIX C








                     FAIRNESS OPINION OF FURMAN SELZ LLC







April __, 1998




Board of Directors
Prime Motors Inns Limited Partnership
21-00 Route 208 South
2nd Floor
Fairlawn, NJ 07410

Gentlemen:

     We understand that Prime Motors Inn Limited Partnership and Servico, Inc. ("Servico") among others, have entered into an Acquisition Agreement dated as of November 7, 1997, as amended as of March 12, 1998 (as so amended, the "Agreement"), whereby the Partnership will sell to Servico Acquisition Corp. ("SAC"), a subsidiary of Servico, and SAC will purchase from the Partnership, for a payment of $12 million in cash (the "Consideration") the 99% limited partnership interest (the "Interest") of Prime in AMI Operating Partners, L.P. ("AMI"). SAC will acquire the interest subject to all outstanding obligations and indebtedness of AMI. The terms and conditions of the Proposed Transaction are set forth in the Agreement and will be described in detail in the Partnership's Proxy Statement to be dated the date hereof (the "Proxy Statement"). We understand that since the Agreement was originally executed, Servico has acquired in excess of 2,000,000 units of limited partnership interest ("Units") in the Partnership.

     You have requested our opinion, as of November 7, 1997 and the date of the Proxy Statement, as to the fairness of the Consideration to the Unitholders of the Partnership other than Servico, from a financial point of view, under the circumstances that exist today.

     In conducting our analysis and arriving at the opinion expressed herein, we among other things: (i) reviewed the Agreement as executed and delivered by the parties; (ii) reviewed the Partnership's Annual Reports on Form 10-K for the fiscal years ended December 31, 1996, and December 31, 1997 and the Proxy Statement; (iii) reviewed certain operating and financial information, including forecasts and projections (the "Projections"), provided to us by senior management of the Partnership relating to the Partnership's business and prospects (the "Projections"); (iv) reviewed the financial terms of the Priming and Mortgage Loans; (v) met with certain members of senior management of the Partnership to discuss the operations, historical financial statements and future prospects of AMI and the Inns; (vi) spoke with certain employees of Winegardner & Hammonds, Inc. familiar with the operations and prospects of the Inns; (vii) reviewed the historical prices and trading volumes of the Units; (viii) reviewed publicly available financial data and stock market valuations of companies that we deemed generally comparable to the Partnership; (ix) reviewed the terms of recent acquisitions of companies that we deemed generally comparable to the Partnership; and (x) conducted other such studies, analyses, inquiries, and investigations, reviewed such other materials and considered such other financial and other factors as we deemed appropriate. We have also assumed that the amount per unit to be distributed to the Unitholders, net of all expenses, including the "Field Payment" (as defined in the Proxy Statement) and taxes at the Partnership level, will range from approximately $2.61 to $2.71.

      We have met with senior officers of the Partnership to discuss their judgments with respect to the prospects for AMI's business generally as well as their estimates of future financial performance and such other matters as we believed relevant to our inquiry. We also have taken into account our assessment of general economic, market and financial conditions, as well as our experience in connection with similar transactions and securities valuation in general. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof.

     In arriving at our opinion, we have not visited or conducted a physical inspection of the properties and facilities of the Partnership or Servico , nor have we made, obtained or assumed any responsibility for any independent evaluation or appraisal of the properties and facilities or of the assets and liabilities (contingent or otherwise) of the Partnership. We have assumed and relied upon the accuracy and completeness of the financial and other information supplied to or otherwise used by us in arriving at our opinion and have not attempted independently to verify, or undertaken any obligation to verify, such information. We have further relied upon the assurances of the management of the Partnership that they were not aware of any facts that would make such information inaccurate or misleading. In addition, we have assumed that the Projections provided to us by the Partnership represent the best currently available estimates and judgment of the Partnership's management as to the future financial condition and results of operations of AMI and the Partnership, and have assumed that such Projections have been reasonably prepared based on such currently available estimates and judgments. We assume no responsibility for and express no view as to such Projections or the assumptions on which they are based.

     This letter is for the benefit and use of the Board of Directors of the Partnership in its consideration of the Sale. It does not constitute a recommendation of the Agreement or the Sale over any other alternative transactions which may be available to the Partnership and does not address the underlying business decision of the Board of Directors of the Partnership to proceed with or effect the Sale.

     As you are aware, an affiliate of Furman Selz holds a portion of the Priming Loan and a portion of the Mortgage Loan. Prime has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

     Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of November 7, 1997 and the date hereof, the Consideration to be received in the Sale pursuant to the Agreement is fair, from a financial point of view, to the Unitholders of Prime other than Servico.

                         Very truly yours,



                         FURMAN SELZ LLC





                                    PROXY
                         PRIME-AMERICAN REALTY CORP.

     THIS PROXY IS BEING SOLICITED ON BEHALF OF PRIME-AMERICAN REALTY CORP, THE GENERAL PARTNER OF PRIME MOTOR INNS LIMITED PARTNERSHIP, FOR USE AT A SPECIAL MEETING OF LIMITED PARTNERS SCHEDULED TO BE HELD ON MAY __, 1998.

     The undersigned hereby appoints S. Leonard Okin, Robert Familant and Seymour G. Siegel, and each of them, as proxies of the undersigned, with full power of substitution, to vote, as specified herein, all units of limited partnership interest ("Units") of Prime Motor Inns Limited Partnership (the "Partnership") owned on March 16, 1998 by the undersigned at the Special Meeting of Limited Partners to be held at 10:00 A.M., local time, on May __, 1998, and any postponement or adjournment thereof. At the Special Meeting, Limited Partners will consider and vote upon (i) the proposed sale (the "Sale") of the Partnership's 99% limited partnership interest in AMI Operating Partners, L.P. pursuant to an Acquisition Agreement dated as of November 7, 1997, as amended as of March 12, 1998, among the Partnership, Prime-American Realty Corp., Servico, Inc. and Servico Acquisition Corp.; and
(ii) the dissolution and liquidation of the Partnership following the Sale (the "Liquidation").

           PRIME-AMERICAN REALTY CORP. RECOMMENDS A VOTE "FOR" THE
                                  PROPOSAL:

1. THE SALE OF THE INTEREST PURSUANT TO THE ACQUISITION AGREEMENT, AND THE DISSOLUTION AND LIQUIDATION OF THE PARTNERSHIP FOLLOWING THE SALE.

               (__) FOR       (__) AGAINST        (__) ABSTAIN


     THE PROXIES NAMED ABOVE ARE HEREBY AUTHORIZED, IN THEIR DISCRETION, TO VOTE UPON ANY AND ALL OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONMENT THEREOF.

     THE UNITS REPRESENTED BY THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED
HEREIN BY THE UNDERSIGNED UNIT HOLDER.   IF NO DIRECTION IS GIVEN, THIS PROXY
WILL BE VOTED "FOR" THE PROPOSAL SET FORTH ABOVE.

                 (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

Dated: ______________________________, 1998


______________________________                 ______________________________
         (Signature)                                     (Signature)


______________________________                 ______________________________
           (Title)                                         (Title)


IMPORTANT: Each joint owner should sign. Executors, administrators, trustees and other signing in a representative capacity should give full title. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person. If a trust, please sign by the trustee (if a corporate trustee, in full corporate name by authorized officer).

PLEASE MARK, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.



================================================================================

           FAIRNESS OPINION PRESENTATION TO THE BOARD OF DIRECTORS OF

                             THE GENERAL PARTNER OF

                      PRIME MOTOR INNS LIMITED PARTNERSHIP

                                 APRIL __, 1998

TABLE OF CONTENTS

================================================================================

          I.       Introduction

          II.      Description of the Contemplated Transaction

          III.     Current Situation

          IV.      Financial Overview

          V.       Prime Motor Inns Unit Price Analysis

          VI.      Prime Motor Inns Valuation Methodologies

          EXHIBITS

          A.       Opinion Letter
          B.       Comparable Public Company Analysis
          C.       Comparable Transaction Analysis
          D.       Industry Comparison: Cost Of Capital

================================================================================

o The following materials (the "Presentation") were prepared as of April __, 1998 for the Board of Directors of Prime-American Realty Corp. (the "General Partner") the general partner of Prime Motor Inns Limited Partnership, and AMI Operating Partners, L.P. ("AMI"), who have requested that Furman Selz LLC ("Furman Selz") provide its opinion, as investment bankers, as to the fairness to the owners of units of limited partnership interest ("unitholders") of the Partnership, from a financial point of view, of the consideration per unit to be received by the unitholders in connection with the
          Partnership's agreement (the "Agreement") to sell, assign, and transfer to Servico Acquisition Corp. ("SAC"), a wholly-owned subsidiary of Servico Inc., all of its limited partnership interest in AMI. We understand that Servico, Inc. has acquired approximately 2,500,000 units. References in this Presentation to "unitholders" do not include Servico, Inc.

o In preparing the Presentation, we have relied solely upon information provided by the General Partner and AMI regarding the Partnership. We have not independently verified any such information and have relied on it being complete and accurate in all material respects. We have visited certain facilities of AMI but have not conducted a physical inspection of the properties and facilities of AMI, nor have we made or obtained any independent evaluation or appraisal of such properties and facilities or assumed any obligation to do so. This Presentation is based on information concerning the business and operations of the AMI as represented to us as of the date hereof, and does not purport to take into consideration any information or event arising subsequent to such date. We make no representation or warranty that there has been no material change since the date as of which relevant information was provided to us or since the preparation of the Presentation.

o The information contained in the Presentation is confidential and has been prepared for the sole use and benefit of the Board of Directors of the General Partner and is not for the benefit of, and does not convey any rights or remedies to, any holder of securities or any other person. Such information may not be used for any other purpose, or reproduced, disseminated, quoted, referred to or disclosed or otherwise made available to, or relied upon by any other party nor may reference be made thereto or to Furman Selz without the written consent of Furman Selz. This Presentation does not constitute a recommendation by Furman Selz to the Board of Directors of the General Partner to enter into any transaction described within the Presentation.

o The estimates of value prepared within the Presentation represent hypothetical values that were developed solely for purposes of the Presentation. Such estimates reflect computations of potential values through the application of various generally accepted valuation techniques which may not reflect actual market values. Estimates of value are not appraisals and do not necessarily reflect values which may be realized upon a sale of any assets. We have not appraised nor undertaken any valuation of any assets or property nor made a solvency analysis of AMI or the Partnership. Because such estimates are inherently subject to uncertainty, Furman Selz does not assume any responsibility for their accuracy. The Presentation assumes that the financial forecasts and projections provided to us by the General Partner have been reasonably prepared on a basis reflecting the best currently available judgment of the management of Prime and AMI as to the future financial performance of AMI. In its analyses, Furman Selz made numerous assumptions with respect to general business and economic conditions and other matters. Any assumptions employed by Furman Selz' analyses are not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those developed for the Presentation.

o The Presentation necessarily is based on regulatory, economic, market and other conditions as they exist on, and on the information made available to us as of, the date hereof. Subsequent developments may affect the Presentation, and we do not have any obligation to update or reaffirm the Presentation.

INTRODUCTION

o Furman Selz has been retained by the General Partner to opine as to the fairness to the unitholders, from a financial point of view, of the consideration to be received by the Partnership for its limited partnership interest in AMI under the Agreement.

o In conducting our analysis and arriving at our opinion, we have reviewed and analyzed, among other things, the following:

          (i) the financial terms of the Agreement and the consideration to be paid to the Partnership as set forth therein;

          (ii)      certain unaudited financial statements of the Partnership;

          (iii) certain documents which have been filed with the Securities and Exchange Commission by the Partnership, including the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and December 31, 1996, Quarterly Reports on Form 10-Q for the quarters ended September 30, 1997, June 30, 1997, March 31, 1997 and September 30, 1996,
                    and the Form 8-Ks dated February 12, 1998, November 7, 1997 and June 2, 1997;

          (iv)      _____   selected  other   publicly   available   information
                    concerning the Partnership and AMI and the trading market for the units;

          (v) certain non-public information relating to the Partnership and AMI, including Partnership and AMI historical financial data, forecasts and projections furnished to us by the General Partnership;

          (vi) selected publicly available information, including research reports, regarding certain other companies engaged in businesses we believe to be comparable to AMI's, and the recent financial position, operating results and trading markets for the securities of such companies as compared to the Partnership and AMI;

          (vii) ____ the financial terms of selected recent mergers and acquisitions which we believe to be relevant;

          (viii) discussions with selected members of senior management of the General Partner and AMI, and certain employees of Winegardner & Hammons, Inc. familiar with the operations and properties of AMI, concerning AMI's and the Partnership's business, operations, assets, present condition and future prospects; and

          (ix) such other analyses, examinations and procedures, other agreements and documents, and such other factors, as we have deemed relevant in our sole judgement, to be necessary, appropriate or relevant to render an opinion.

o We have assumed and relied, without independent verification, upon the accuracy and completeness of the financial and other information obtained from public sources or provided to us by the General Partner and reviewed by us for the purpose of arriving at our opinion, and we have not assumed any responsibility for independent verification of such information or undertaken any obligation to verify such information.

o With respect to the financial forecasts and projections provided to us by the General Partner and used in our analysis, the management of the General Partner has informed us that such projections are reasonable and represent the best current judgment of the management of the General Partner as to the future financial condition, operating results and federal income tax liability of the Partnership and AMI and of its properties and we have assumed that such forecasts and projections have been reasonably prepared based on such current judgment.

o We assume no responsibility for and express no view as to such forecasts and projections or the assumptions on which they are based.

o We have not completed a real estate appraisal on any single asset or combination of assets, nor was any such appraisal requested.

DESCRIPTION OF THE CONTEMPLATED TRANSACTION

================================================================================

o In conducting our analysis of the consideration to be paid to the Partnership pursuant to the Agreement, we have examined the financial terms of the transaction outlined below.

           Date of Agreement:           November  7,  1997,  as amended on as of
                                        March 12, 1998

           Purchaser:                   Servico,     Inc.    (through    Servico
                                        Acquisition    Corp.,   a   wholly-owned
                                        subsidiary)

           Seller:                      Prime Motor Inns Limited Partnership

           Aggregate                    Consideration:  $12.0  million  in  cash
                                        less applicable taxes, and $500,000 in payments to Martin W. Field or his designee. The estimated net value per Unit is $2.61-$2.71 plus the assumption of outstanding debt, including accounts payable.

           Number of Units:             4.0 million

           Terms of Purchaser's
             Obligation:                Cash at closing

           Closing Price (11/7/97):     $2.625

           Discount to Market:          23.8%

           Current Price (4/__/98):     $______

          Prime has advised us that the costs of liquidating Prime, including entity taxes payable as a result of the transaction will not exceed $100,000 or $0.025 per unit.

CURRENT SITUATION
================================================================================

o The Partnership is a master limited partnership, the units of which were traded on the New York Stock Exchange until they were delisted on June 20, 1997. The units are now traded on the over-the-counter Bulletin Board. The most recent trading price per unit was $____ (4/__/98). The trading price of the units ranged from $0.375 to $3.500 over the previous 52 weeks.

o         Prime's sole asset is its 99% limited partnership interest in AMI.

o AMI owns 15 full service hotels which are franchised under the Holiday Inn brand. The properties are concentrated in the Baltimore, MD geographic area.

o AMI owned one additional property, which was sold in July 1997 for $2.4 million.

o The properties generally are small and older than 20 years. Many are struggling to compete with new competition from Fairfield Inns, Hampton Inns and other new entrants into their markets.

o AMI owns two hotels which have notably better performance than the others: the BWI Airport and Baltimore Inner Harbor Holiday Inns. These two properties were projected to generate 52% of AMI net operating income in 1997.

CURRENT SITUATION
================================================================================
FRANCHISE SITUATION

o Holiday Inn franchise agreements on eleven properties have formally expired. Franchise agreements have been verbally extended several times. The current deadline is May 9, 1998. The General Partner believes the Holiday Inn brand name is a material benefit to the properties and its loss would result in a material reduction in earnings potential and value.

o The loss of the Holiday Inn franchises and the failure to substitute a lender-approved replacement "flag" would constitute a default under AMI's current loan agreements.

o It is unlikely that any of the franchise agreements will be further extended without clear progress on several issues.

           -         Product   Improvement   Program  ("PIP")   (product/capital
                     improvements mandated by Holiday Hospitality Corporation ("HHC")) financing

           -         Lender forbearance

o HHC has indicated that only six of the properties the franchise agreements for which are expiring will be permitted (under any circumstances) to remain in the system. The General Partner proposes to sell an additional property the franchise agreement for which is expiring. Renewal of properties proposed to be retained requires $517,500 in new application fees and PIP expenditures that have not yet been determined (but are expected to be not less than approximately $7.5 million.

CURRENT SITUATION
================================================================================

FINANCIAL STATUS

o For the past 18 months, AMI has been unsuccessful in seeking a refinancing of its current debt or additional PIP-related financing on commercially reasonable terms and management does not expect that it would be successful in the current environment.

o Loss of the Holiday Inn Franchise agreement is a default under the mortgage covenants which would likely result in foreclosure by the mortgage holders and materially and adversely affect the value of AMI's assets.

o Unless AMI is able to refinance the debt, renegotiate current debt terms and/or find new investors, AMI expects to be in payment default in 1998. As part of a previous reorganization, AMI has waived normal debtor's defenses and, therefore, finds its ability to forestall a foreclosure practically eliminated.

o Additionally, AMI faces particularly onerous terms relating to a sale or liquidation of assets. Any material sale of assets or refinancing where proceeds are not used to repay existing debt triggers the mortgage lenders, "shared appreciation" rights. This could result in the lenders receiving up to 60% of proceeds above allocated debt amounts. AMI's inability to materially restructure its holdings makes it unlikely that the current concentration in low quality assets can be corrected. This situation combined with the restrictive debt covenant and the shared appreciation rights held by mortgage holders results in a diminished valuation of the company's equity.

o Without the following, any recovery of investment by unitholders is unlikely
          -         forbearance from the priming and mortgage lenders
          -         relief from HHC
          -         additional capital.

CURRENT SITUATION
================================================================================

MATURITY OF PRIMING AND MORTGAGE LOAN

o AMI's approximately $63.6 million of priming and mortgage loans mature and are payable in full on December 31, 1999. The General Partner does not now expect to be able to refinance such loans prior to maturity. In addition, 60% shared appreciation in the value of the hotels (if any) is payable at maturity under the mortgage loan.

LIQUIDATION ALTERNATIVE

o One hotel was sold in July 1997 and the General Partner has announced its intention to sell seven other hotels that do not justify further investment. Five of these properties were to be removed from the Holiday Inn system at the direction of HHC in any event.


          [Chart showing Asking Price, Allocated Debt and Gross Profit from sale of Hazleton, Lancaster Route 501, York Market Street, Baltimore Moravia Rd., Baltimore Pikesville, Baltimore Belmont and Frederick Maryland Inns]


o Under the loan agreements, net proceeds of any sales must be applied to: (i) reduce the outstanding principal amount, and (ii) pay shared appreciation, if any, on the mortgage loan.

o Although the portfolio would be smaller, the General Partner does not anticipate that administrative expenses would be materially reduced, further impacting AMI's ability to refinance its remaining debts.

CURRENT SITUATION
================================================================================


ALTERNATIVE FRANCHISE

o In the event that the Holiday Inn affiliations are lost and that for some reason the lenders do not accelerate the loans, AMI would have to operate with a different affiliation or independent of any franchise.

o The General Partner believes that without financing for capital improvements it would be impossible to arrange affiliations with chains which provide benefits and market position comparable to those provided by the Holiday Inn affiliation.

o The loss of the Holiday Inn franchise and the lack of comparable affiliation would likely adversely affect AMI's ability to service its debt or provide reserves required under the loans and would adversely affect, on the market value of the hotels.

FINANCIAL OVERVIEW
================================================================================

AMI'S PROJECTED INCOME STATEMENT
(In thousands, except per unit data)


[Chart showing Actual for 1994, 1995, 1996, 1997 and forecast for 1998, 1999]

FINANCIAL OVERVIEW
================================================================================

AMI'S ACTUAL BALANCE SHEET
(In thousands)


[Chart showing Actual Balance Sheet for December 31, 1997 and 1996]

PRIME MOTOR INNS STOCK PRICE ANALYSIS
================================================================================

PRIME MOTOR INNS LIMITED PARTNERSHIP HISTORICAL PRICE PERFORMANCE AND VOLUME
Weekly:  January 1, 1996 to November 7, 1997

[Chart showing stock and trading volumes]

PRIME MOTOR INNS STOCK PRICE ANALYSIS
================================================================================

PRIME MOTOR INNS LIMITED PARTNERSHIP VOLUME DISTRIBUTION BY PRICE RANGE
Daily:  January 1, 1996 to November 7, 1997

[Chart showing volume of trading at different price levels]

PRIME MOTOR INNS VALUATION METHODOLOGIES
================================================================================

VALUATION PROCESS

We have valued Prime Motor Inns using a range of methodologies

o         Market Multiples Valuation:

          -         Trading Comparables

          -         Precedent Transactions

o         Discounted Cash Flow

SUMMARY RESULTS OF ANALYSES

          Based on our analyses, the following range of values for the equity of Prime Motor Inns was obtained:

[GRAPHIC BOX]

PRIME MOTOR INNS VALUATION METHODOLOGIES
================================================================================

COMPARABLE PUBLIC COMPANIES SUMMARY ANALYSIS

          [Chart showing selected data and ratios for Hallwood Realty Partners, L.P., National Realty, L.P., Red Lion Inns Limited Partnership and Prime Motor Inns]

PRIME MOTOR INNS VALUATION METHODOLOGIES
================================================================================

TRADING COMPARABLES IMPLIED VALUATION
(Dollars in millions, except per unit amounts)

          [Chart showing FFO Valuation and EBITDA Valuation based on 1998 FFO Pro Forma and 1998 EBITDA Pro Forma (8 Inns)

PRIME MOTOR INNS VALUATION METHODOLOGIES
================================================================================


TRADING COMPARABLES IMPLIED VALUATION (CONTINUED)
(Dollars in millions, except per unit amounts)

          [Chart showing FFO Valuation and EBITDA Valuation based on 1998 FFO Pro Forma and 1998 EBITDA Pro Forma (8 Inns)

PRIME MOTOR INNS VALUATION METHODOLOGIES
================================================================================


TRADING COMPARABLES IMPLIED VALUATION (CONTINUED)
(Dollars in millions, except per unit amounts)

o [Chart showing LTM FFO Valuation and LTM EBITDA Valuation based on LTM FFO and LTM EBITDA (15 Ins)

PRIME MOTOR INNS VALUATION METHODOLOGIES
================================================================================

COMPARABLE PRECEDENT TRANSACTION SUMMARY ANALYSIS

          [Chart showing selected data and ratios for Getty Realty Corp-Power Test Investors, L.P., The Restaurant Company-Perkins Family Restaurants, Regal Hotel Management, Inc.-AIRCOA Hotel Partners, L.P., Bristol Hotel Co.-Holiday Inns and La Quinta Inns, Inc.-La Quinta, L.P. transactions]

PRIME MOTOR INNS VALUATION METHODOLOGIES
================================================================================

PRECEDENT TRANSACTIONS IMPLIED VALUATION
(Dollars in thousands, except per unit amounts)

          [Chart showing FFO Valuation and EBITDA Valuation based on 1998 FFO Pro Forma and 1998 EBITDA Pro Forma (8 Inns)]

PRIME MOTOR INNS VALUATION METHODOLOGIES
================================================================================

PRECEDENT TRANSACTIONS IMPLIED VALUATION (CONTINUED)
(Dollars in thousands, except per unit amounts)


          [Chart showing FFO Valuation and EBITDA Valuation based on 1998 FFO Pro Forma and 1998 EBITDA Pro Forma (8 Inns)]

PRIME MOTOR INNS VALUATION METHODOLOGIES
================================================================================

PRECEDENT TRANSACTIONS IMPLIED VALUATION (CONTINUED)
(Dollars in thousands, except per unit amounts)

          [Chart showing LTM FFO Valuation and LTM EBITDA Valuation  based on
           LTM FFO and LTM EBITDA (15 Inns)]

PRIME MOTOR INNS VALUATION METHODOLOGIES
================================================================================

WEIGHTED AVERAGE COST OF CAPITAL
(Dollars in millions, except per unit data)

          [Chart showing weighted average cost of capital for Prime Motor Inns, Hallwood Realty Partners, L.P., National Realty, L.P. and Red Lion Inns Limited Partnership]

PRIME MOTOR INNS VALUATION METHODOLOGIES
================================================================================

DISCOUNTED CASH FLOW ANALYSIS ASSUMING EIGHT HOTELS
(Dollars in thousands, except per unit data)

          [Chart showing discounted cash flow discounting future flows at 10%, 12% and 14% and capitalizing terminal values at 10%, 12% and 14%]

EXHIBIT B

================================================================================







                           PURCHASE AGREEMENT TO COME